2021 Annual General Meeting of Shareholders Proxy Statement

lyondellbasell
Advancing Possible



DEAR FELLOW SHAREHOLDERS

On behalf of our Board of Directors, we are pleased to provide you with our 2021 proxy statement.

For most of us around the world, 2020 was an extremely challenging year. Like many others, our Company swiftly adapted our business strategies to address the COVID-19 pandemic, associated recession, and low oil price environment. We are very proud of the work done to navigate 2020 while continuing to invest in our future and deliver on our commitment to sustainability.

COVID-19 RESPONSE

At LyondellBasell, we prioritize safety each and every day. The COVID-19 pandemic required us to alter the way we operate, and our focus on safety drove quick action. We activated global and regional response teams and implemented new health and safety protocols. Essential employees at our manufacturing sites put social distancing and sanitizing measures in place, while a large number of our office-based employees adapted to remote work for extended periods of time. Together, our manufacturing sites and business functions worked to meet customer demand, including for the products needed to produce facemasks, disinfectants, and COVID-19 testing supplies.

We protected our greatest asset – our people – by avoiding large-scale workforce reductions, maintaining our 401(k) match and other benefits programs, and working to ensure our offices and sites do not contribute to the spread of the virus. We are proud to report zero instances of confirmed workplace transmission of the COVID-19 virus across our global operations to date, while maintaining a total recordable incident rate in the top decile of our industry.

Our Company has been equally nimble in responding to market challenges stemming from both the pandemic and low oil prices. Cost discipline is vital to our success through business cycles, and our lean cost structure underpinned the Company's resilience during the sudden downturn. We aggressively managed inventory and deferred non-safety related capital expenditures. We proactively accessed the capital markets to strengthen our balance sheet, maximize liquidity, and protect the dividend. Ultimately, we funded both our dividend and capital investments with cash generated from operating activities.

CONTINUED INVESTMENT IN GROWTH

2020 was also a year of growth. We advanced two large projects with partners in China – an integrated ethylene and polyethylene joint venture with Bora Liaoning Enterprises which began operations in September 2020, and a new propylene oxide and styrene monomer joint venture with Sinopec, which is expected to commence start up activities before the end of 2021. We also expanded our core business in the U.S. by acquiring a 50% stake in an integrated ethylene and polyethylene joint venture with Sasol in Louisiana.

Delivering on our investments from prior years, we successfully started up the *Hyperzone* polyethylene plant on the U.S. Gulf Coast and completed the integration of A. Schulman into our Advanced Polymer Solutions segment.

SUSTAINABILITY COMMITMENT

We reaffirmed our commitment to sustainability in 2020 by focusing our sustainability strategy on the global challenges of eliminating plastic waste in the environment, addressing climate change, and supporting a thriving society. We announced an ambitious new goal to produce and market 2 million metric tons of recycled and renewable-based polymers annually by 2030; joined the United Nations Global Compact; appointed a Chief Talent & Diversity Officer; and established an employee Diversity Council. We also enhanced our sustainability reporting with GRI and SASB-aligned disclosures.

STRONG BOARD OVERSIGHT

Our directors are committed to providing strong, independent oversight of the Company's strategy and risk management. In a year which asked more of everyone, our directors invested even more time and effort in the Company. The Board worked closely with management to monitor our response to the pandemic, including making adjustments to the Company's operating strategy and capital spending plans, with continued focus on strengthening the balance sheet. Our directors also met frequently with management regarding strategic growth investments and financing transactions.

Collectively, the Board and its Finance Committee held seven meetings in the three months following acceleration of the pandemic in March 2020, in addition to numerous informal calls and discussions among the Board, its Committee Chairs, and Company leadership. Our directors also led an increased focus on environmental, social, and governance matters, with deep dives into the Company's sustainability strategy at three of the Board's five standing meetings in 2020. Our Board believes close partnership with management, combined with deep commitment to oversight, is vital to the Company's continued success.

We would like to thank Bella Goren, who is not standing for re-election in 2021, for her service over the last seven years and her contributions to our Board, and especially to our Audit and Compensation and Talent Development Committees. We are also pleased to nominate Tony Chase and Bob Dudley as new, highly-qualified director candidates for election to our Board. Mr. Chase is the Chairman, Chief Executive Officer, and founder of ChaseSource, a Houston-based staffing and real estate development firm. He has significant entrepreneurial experience and has served on numerous public company, civic, and philanthropic boards. Mr. Dudley is the recently retired group chief executive of BP, a position he rose to over the course of a 40-year career with the multinational oil and gas company. He brings extensive executive management and international business experience, as well as deep knowledge of the energy industry. He also chairs the international industry-led Oil & Gas Climate Initiative. We strongly believe the diverse perspectives and backgrounds of these two nominees will further enhance the functioning of our Board.

We and our fellow directors thank you for your continued support of LyondellBasell Industries.

Very truly yours,

JACQUES AIGRAIN
Chair of the Board

BHAVESH (BOB) PATEL
CEO

FORWARD-LOOKING STATEMENTS

The statements in this proxy statement relating to matters that are not historical facts are forward-looking statements. These forward-looking statements are based upon assumptions of management of LyondellBasell which are believed to be reasonable at the time made and are subject to significant risks and uncertainties. When used in this proxy statement, the words "estimate," "believe," "continue," "could," "intend," "may," "plan," "potential," "predict," "should," "will," "expect," and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. Actual results could differ materially based on factors including, but not limited to, our ability to attract and retain a highly skilled and diverse workforce; actions taken by customers, suppliers, regulators, and others in response to increasing concerns about the environmental impact of plastic in the environment or other general sustainability initiatives; factors that could affect our ability to meet our stated goals with respect to reducing emissions, or that could impact our efforts to expand our goal to reflect our alignment with the Paris Agreement; water scarcity and quality; the pace of climate change and legal or regulatory responses thereto; and technological developments, and our ability to develop new products and process technologies. Additional factors that could cause results to differ materially from those described in the forward-looking statements can be found in the "Risk Factors" sections of our Form 10-K for the year ended December 31, 2020, which can be found at *www.LyondellBasell.com* on the Investor Relations page and on the Securities and Exchange Commission's website at *www.sec.gov*. There is no assurance that any of the actions, events or results of the forward-looking statements will occur, or if any of them do, what impact they will have on our results of operations or financial condition. Forward-looking statements speak only as of the date they were made and are based on the estimates and opinions of management of LyondellBasell at the time the statements are made. LyondellBasell does not assume any obligation to update forward-looking statements should circumstances or management's estimates or opinions change, except as required by law.

References to our website in this proxy statement are provided as a convenience, and the information on our website is not, and shall not be deemed to be a part of this proxy statement or incorporated into any other filings we make with the Securities and Exchange Commission.

lyondellbasell

NOTICE OF AND AGENDA FOR 2021 ANNUAL GENERAL MEETING OF SHAREHOLDERS

MEETING INFORMATION

FRIDAY, MAY 28, 2021
3:00 p.m. Local Time

LyondellBasell Industries
Delftseplein 27E
3013 AA, Rotterdam, the Netherlands

ITEMS OF BUSINESS

1. Elect our Board of Directors (Voting Items);
2. Discharge our directors from liability in connection with the exercise of their duties during 2020 (Voting Item);
3. Adopt our 2020 Dutch statutory annual accounts (Voting Item);
4. Appoint the external auditor for our 2021 Dutch statutory annual accounts (Voting Item);
5. Ratify the appointment of our independent registered public accounting firm (Voting Item);
6. Provide an advisory vote on our executive compensation (say-on-pay) (Voting Item);
7. Authorize the repurchase of up to 10% of our issued share capital (Voting Item);
8. Approve the cancellation of all or a portion of the shares held in our treasury account (Voting Item);
9. Approve amendments to our Long Term Incentive Plan (Voting Item);
10. Approve amendments to our Employee Stock Purchase Plan (Voting Item); and
11. Discuss matters requested by shareholders (Discussion Item).

We will also discuss our corporate governance, dividend policy, and executive compensation program.

By order of the Board,



Charity R. Kohl

CHARITY R. KOHL
Corporate Secretary
April 12, 2021

HOW TO VOTE

Your vote is important. You are eligible to vote if you are a shareholder of record at the close of business on April 30, 2021.









ONLINE	BY MOBILE DEVICE	BY PHONE	BY MAIL
Visit the website on your proxy card	Scan this QR code to vote with your mobile device	Call the telephone number on your proxy card	Sign, date and return your proxy card in the enclosed envelope

If you are a registered shareholder, you may vote online at www.proxyvote.com, by telephone, or by mailing a proxy card. If you hold your shares through a bank, broker, or other institution, you may vote your shares through the method specified on the voting instruction form provided to you.

Due to the coronavirus (COVID-19) outbreak and related health and safety concerns, in person attendance at the 2021 annual general meeting may be unavailable or extremely limited. We are providing virtual access to shareholders through a live teleconference and will provide the opportunity for shareholders to discuss matters on the agenda and ask questions during and in advance of the meeting. Shares cannot be voted via teleconference and must be voted by proxy in advance. If you would like to attend the meeting via teleconference or in person (if possible), notice must be given to the Company on or before May 21, 2021. Additional information regarding in person attendance or access to the teleconference will be provided at that time. See pages 88-89 for more information.

Important Notice Regarding Availability of Proxy Materials for the 2021 Annual General Meeting

This proxy statement and our 2020 annual report to shareholders are available on our website at *www.LyondellBasell.com* by clicking "Investors," then "Company Reports." This proxy statement is first being mailed and delivered electronically to shareholders on or about April 16, 2021.



If you wish to receive future proxy statements and annual reports electronically rather than receiving paper copies in the mail, please see page 90 for instructions. This approach can provide information to you more conveniently, while reducing the environmental impact of our annual general meeting and helping to reduce our distribution costs.

■ TABLE OF CONTENTS

PROXY STATEMENT SUMMARY

This summary highlights information contained elsewhere in this proxy statement. The summary does not include all of the information you should consider before voting your shares, and we encourage you to read the full proxy statement carefully.

ANNUAL GENERAL MEETING



DATE AND TIME
FRIDAY, MAY 28, 2021,
3:00 P.M. LOCAL TIME



PLACE
LYONDELLBASELL INDUSTRIES, DELFTSEPLEIN 27E
3013 AA, ROTTERDAM, THE NETHERLANDS



RECORD DATE
FRIDAY, APRIL 30, 2021

AGENDA AND VOTING RECOMMENDATIONS

Item		Board Recommendation	Page
1	Election of 12 directors	**FOR** all nominees	10
2	Discharge of directors from liability	**FOR**	38
3	Adoption of Dutch statutory annual accounts	**FOR**	38
4	Appointment of auditor of Dutch statutory annual accounts	**FOR**	39
5	Ratification of independent registered public accounting firm	**FOR**	39
6	Advisory vote on executive compensation (say-on-pay)	**FOR**	42
7	Authorization to conduct share repurchases	**FOR**	71
8	Cancellation of shares	**FOR**	71
9	Amendment and restatement of Long Term Incentive Plan	**FOR**	72
10	Amendment and restatement of Employee Stock Purchase Plan	**FOR**	79
11	Discussion of matters requested by shareholders	Discussion only	82

CORPORATE GOVERNANCE HIGHLIGHTS

- ☑ **Annual election of directors**

- ☑ **Independent Board** (11 of 12 director nominees)

- ☑ **Independent Committees** (100% of directors on each Board Committee are independent)

- ☑ **Independent Board Chair**

- ☑ **Executive sessions** at each regularly scheduled Board and Committee meeting

- ☑ **Annual self-assessments** for the Board and each Committee

- ☑ **Board refreshment** supported by mandatory retirement age

- ☑ **Board diversity** (women and minority directors comprise 50% of our nominees)

- ☑ **Code of Conduct** supported by whistleblower helpline and robust compliance program

- ☑ **Board engagement** on strategy, long range planning, and capital allocation

- ☑ **Board oversight** of enterprise risk management function and sustainability strategy

- ☑ **Regular succession planning** for executive management with focus on talent development

- ☑ **Board leadership** of the Company's response to the COVID-19 pandemic

- ☑ **Stock ownership guidelines** for directors and executives and policy against hedging

2021 DIRECTOR NOMINEES

Nominee	Age	Years of Service	Independent	Committee Memberships
Jacques Aigrain	66	10	YES	● Nominating & Governance ● Finance
Lincoln Benet	57	6	YES	● Nominating & Governance ● Finance (Chair)
Jagjeet (Jeet) Bindra	73	10	YES	● Audit ● HSE&O (Chair)
Robin Buchanan	69	10	YES	● Compensation & Talent Development ● Nominating & Governance
Anthony (Tony) Chase	66	Nominee	YES	● Audit (if elected) ● Compensation & Talent Development (if elected)
Stephen Cooper	74	11	YES	● HSE&O
Nance Dicciani	73	8	YES	● Compensation & Talent Development (Chair) ● Finance
Robert (Bob) Dudley	65	Nominee	YES	● Finance (if elected) ● HSE&O (if elected)
Claire Farley	62	7	YES	● Compensation & Talent Development ● Nominating & Governance (Chair)
Michael Hanley	55	3	YES	● Audit (Chair) ● HSE&O
Albert Manifold	58	2	YES	● Audit ● HSE&O ● Finance (until the Annual Meeting)
Bhavesh (Bob) Patel	54	3	NO	*None*

Board Chair and Committee Chairs are also members of the Executive Committee

Board Diversity

DIVERSITY SUMMARY



- **92**% Independent
- **50**% Diverse
- **17**% Women
- **33**% Ethnically/Racially Diverse
- **50**% Non-U.S. or Dual Citizen

2 women
in Board leadership roles

Board Refreshment (since 2018)



5 new directors nominated



New **independent Chair**



New Chairs of Audit and Compensation and Talent Development committees



Multiple Committee membership **rotations**

2020 PERFORMANCE OVERVIEW

In 2020, the pandemic and market headwinds resulted in a challenging year, as lower demand impacted volumes and margins leading to significantly decreased EBITDA across nearly all parts of our business. Against that backdrop, however, the Company continued to operate efficiently and safely, and we capitalized on opportunities to grow and invest in our future.

$1.4B
NET INCOME

$3.9B
EBITDA
EX. LCM & IMPAIRMENT*

$1.4B
DIVIDENDS PAID

* See Appendix A for information about our non-GAAP financial measures and a reconciliation of net income to EBITDA, including and excluding adjustments.

GROWTH	Invested efficiently for long-term returns, advancing two new joint ventures in China and acquiring a 50% stake in a new integrated polyethylene joint venture in Louisiana	LIQUIDITY	Increased liquidity through aggressive inventory reductions and an actively managed balance sheet
SAFETY	Achieved top-decile safety performance while implementing new COVID-19 protocols and socially distanced operations	MARKET POSITION	Maintained leading market positions through nimble reaction from commercial groups
COST DISCIPLINE	Demonstrated cost discipline in day-to-day operations and by deferring non-safety-related capital expenditures	SUSTAINABILITY	Progressed sustainability programs and goals, including new recycling targets, and joined the United Nations Global Compact

2020 EXECUTIVE COMPENSATION HIGHLIGHTS

We are committed to a pay for performance philosophy, and our compensation programs align executive and shareholder interests by tying a significant amount of compensation to our financial, business, and strategic goals. The compensation of our CEO and other Named Executive Officers is heavily weighted toward performance-based and variable compensation.



CEO

19% Options
10% Base Salary
15% Target Bonus
90% PERFORMANCE-BASED OR VARIABLE
37% PSUs
19% RSUs



ALL OTHER NEOs

15% Options
21% Base Salary
15% RSUs
79% PERFORMANCE-BASED OR VARIABLE
19% Target Bonus
30% PSUs

Due to the COVID-19 pandemic and difficult market environment in 2020, and resulting EBITDA performance, annual bonuses for our executives paid out below target. Similarly, total shareholder returns over recent years resulted in no payout for the 2018-2020 performance share units under our long term incentive program.

2020 Annual Bonus Payout				PSUs
Business Results	**HSE Performance**	**Costs**	**Overall Payout**	**0%** payout for 2018-2020 PSUs
60% EBITDA Deviation from Adjusted EBITDA Budget	+ 20% TRIR (70%) Injury Rate PSIR (30%) Process Safety Incident Rate	+ 20% Cash Fixed Costs Deviation from Adjusted Fixed Cost Budget	=	
Result: 0% Payout	Result: 128% Payout	Result: 200% Payout	66%	

ITEM 1 ELECTION OF DIRECTORS

The Board recommends that you vote FOR the election of each of the nominees to our Board of Directors.

The Board of Directors of LyondellBasell Industries N.V. ("LyondellBasell" or the "Company") recommends that each of the twelve director nominees introduced below be elected to our Board, in each case for a term ending at our 2022 annual general meeting of shareholders. The nominees include ten current directors who were elected by shareholders at the 2020 annual general meeting and two new director nominees, Tony Chase and Bob Dudley.

OUR BOARD

Our goal is to have a Board that provides effective oversight of the Company through the appropriate balance of experience, expertise, skills, specialized knowledge, and other qualifications and attributes. Director candidates also must be willing and able to devote the time and attention necessary to engage in relevant, informed discussion and decision-making. Our Nominating and Governance Committee focuses on Board succession planning and refreshment and is responsible for recruiting and recommending nominees to the full Board for election. The Committee considers the qualifications, contributions, and outside commitments of each current director in determining whether he or she should be nominated for reelection. Many of our directors serve on the boards and board committees of other companies, and the Committee believes this service provides additional experience and knowledge that improve the functioning of our own Board.

Our Board considers diversity a priority and seeks representation across a range of attributes, including race, ethnicity, nationality, and gender. Our Board is committed to increasing the representation of women in its membership. In accordance with our Corporate Governance Guidelines, the Committee and any outside consultants engaged to assist in identifying potential director candidates include women and minority candidates in each pool from which a director candidate is selected.

These recruitment efforts are evidenced by our current Board composition and the qualities and qualifications of each of our nominees.

DIRECTOR NOMINEES' INDEPENDENCE, TENURE, AND DIVERSITY

Our director nominees provide the Board with a broad range of perspectives due to their diverse gender, age, ethnicity, nationality, and tenure profiles, as well as the qualifications and skills identified below. Each of the eleven non-executive directors nominated to our Board is independent.



AGE
(in years)
4
5
3
50s
60s
70s

DIVERSITY
17%
Gender Diversity
50%
Non-Diverse
33%
Racial/Ethnic Diversity

INDEPENDENCE
11/12
INDEPENDENT
DIRECTORS

TENURE
(in years)
0 to 4
5
5 to 8
3
More than 8
4
5.8 yrs
Average Tenure

Our Nominating and Governance Committee recognizes the importance of regular Board refreshment to provide new perspectives, skill sets, and diversity to its membership. Since 2018, the Board has nominated five new directors for election, elected a new independent Chair, appointed new Chairs of the Audit Committee and Compensation and Talent Development Committee (including promoting a second woman to a Board leadership position), and regularly rotated Committee member appointments.

DIRECTOR EXPERIENCE AND EXPERTISE	Aigrain	Benet	Bindra	Buchanan	Chase	Cooper	Dicciani	Dudley	Farley	Hanley	Manifold	Patel
INDUSTRY EXPERIENCE Experience with and understanding of the chemicals and refining industries			●	●		●	●	●	●			●
HSE EXPERIENCE Experience with social responsibility issues related to health, safety, and the environment			●		●	●	●	●	●	●	●	●
STRATEGIC PLANNING Knowledge of corporate strategy and strategic planning	●	●	●	●	●	●	●	●	●	●	●	●
MERGERS & ACQUISITIONS Experience with mergers, acquisitions, and other strategic transactions	●	●	●	●	●	●	●	●	●	●	●	●
CORPORATE FINANCE Financial expertise and experience with corporate finance	●	●		●	●	●	●	●	●	●	●	●
EXECUTIVE MANAGEMENT / CEO EXPERIENCE Executive management experience with large or international organizations	●	●	●	●	●	●	●	●	●	●	●	●
CORPORATE GOVERNANCE Knowledge of corporate governance issues applicable to companies listed on the NYSE	●	●	●	●	●	●	●	●	●	●	●	●
RISK MANAGEMENT Experience identifying, managing, and mitigating key enterprise risks	●	●	●	●	●	●	●	●	●	●	●	●
PUBLIC COMPANY DIRECTOR Service on the boards of other public companies	●	●	●	●	●	●	●	●	●	●	●	●
DIVERSITY AND DEMOGRAPHICS												
Race/Ethnicity												
African American or Black					●							
Alaskan Native or American Indian												
Asian			●									●
Caucasian or White	●			●		●	●	●	●	●	●	
Hispanic or Latinx		●										
Native Hawaiian or Pacific Islander												
Gender												
Male	●	●	●	●	●	●		●		●	●	●
Female							●		●			

DIRECTOR NOMINATIONS

Although our Nominating and Governance Committee is responsible for recommending director candidates to the Board, candidates may also be proposed by other directors, management, and our shareholders.

Any shareholder who wishes to recommend a director candidate should submit a written recommendation to our Corporate Secretary by email or regular mail. The recommendation must include the name of the nominated individual, relevant biographical information, and the individual's consent to nomination.



BY EMAIL
send an email to
CorporateSecretary@
LyondellBasell.com



BY MAIL
LyondellBasell Industries N.V.
c/o Corporate Secretary
4th Floor, One Vine Street
London W1J 0AH, United Kingdom

Our Nominating and Governance Committee uses the same process to evaluate shareholder nominees as it does in evaluating nominees identified by other sources. For our 2022 annual general meeting of shareholders, recommendations must be received by December 17, 2021 to be considered.

2021 NOMINEES TO THE BOARD

On the recommendation of the Nominating and Governance Committee, the Board has nominated ten continuing directors and two new director nominees, Tony Chase and Bob Dudley, for election to the Board. These twelve individuals have a high caliber and diverse array of expertise, experience, and leadership skills. Each of these nominees has consented to serve as a director if elected. Bella Goren is not standing for re-election following the completion of her current term at the 2021 annual general meeting (the "Annual Meeting").

We introduce our twelve nominees below.

JACQUES AIGRAIN



Age 66
French-Swiss
Non-Executive Director
since 2011;
Chair since 2018
INDEPENDENT

BIOGRAPHY

Mr. Aigrain is our Chair of the Board and a retired Senior Advisor and Partner of Warburg Pincus, a global private equity firm. Prior to joining Warburg Pincus in 2013, Mr. Aigrain served as Chief Executive Officer of Swiss Re, a publicly traded insurance company, and was Co-Global Head of M&A and Head of Financial Institutions at J.P. Morgan. He also has many years of experience as a director of public and multinational organizations including The London Stock Exchange Group plc and WPP plc, a multinational advertising and public relations company. Mr. Aigrain's more than 30 years of financial services and management experience provide him with expertise in all areas of strategy, mergers and acquisitions, finance, and capital markets. Additionally, he brings substantial knowledge of board- and governance-related matters.

COMMITTEES
- Nominating and Governance Committee
- Finance Committee
- Executive Committee (Chair)

SKILLS AND QUALIFICATIONS
- Corporate Finance
- Risk Management
- Mergers & Acquisitions
- International Operations
- Corporate Governance
- Strategic Planning
- Capital Markets
- CEO Experience
- Public Company Director Experience

OTHER CURRENT PUBLIC DIRECTORSHIPS
- The London Stock Exchange Group plc (since 2013)
- WPP plc (since 2013)

LINCOLN BENET



Age 57

American-British

Non-Executive Director since 2015

INDEPENDENT

BIOGRAPHY

Mr. Benet has served as Chief Executive Officer of Access Industries, a privately held industrial group with world-wide holdings, since 2006. Prior to joining Access, he spent 17 years at Morgan Stanley, including as Managing Director. Mr. Benet also has experience serving on the boards of several privately held and publicly traded companies, including those in the investment, music and publishing, oil and gas pipes and tubing, cement, sports media, and petrochemicals industries. As a result of this background, he brings to our board a working knowledge of global markets, mergers and acquisitions, executive management, strategic planning, and corporate strategy, as well as experience with international finance, including corporate finance matters such as treasury, insurance, and tax.

COMMITTEES
- Nominating and Governance Committee
- Finance Committee (Chair)
- Executive Committee

SKILLS AND QUALIFICATIONS
- Strategic Planning
- Mergers & Acquisitions
- International Operations
- Corporate Governance
- Corporate Finance
- Risk Management
- Capital Markets
- CEO Experience

OTHER CURRENT PUBLIC DIRECTORSHIPS
- Warner Music Group Corp. (public since 2020)

JAGJEET (JEET) BINDRA



Age 73

American

Non-Executive Director since 2011

INDEPENDENT

BIOGRAPHY

Mr. Bindra is a retired executive of Chevron, a multinational energy corporation, where he spent 32 years in senior leadership positions and retired as President of the company's worldwide manufacturing operations. Mr. Bindra holds a degree in chemical engineering and started his career at Chevron as a research engineer before progressing to increasingly senior positions, including the roles of Manager of Strategic Planning and Group Manager of Projects & Engineering Technology. His education and background provide him with extensive knowledge of global manufacturing, capital project management, engineering technology, strategic business planning, and health, safety, and environmental and operations matters. Mr. Bindra has served as a director of multiple private and publicly traded companies, including Edison International and its subsidiary, Southern California Edison, WorleyParsons, and Transocean Ltd., and he has broad knowledge of board and governance matters. Mr. Bindra currently serves as a member of the board of HPCL-Mittal Energy Limited (India).

COMMITTEES
- Audit Committee
- HSE&O Committee (Chair)
- Executive Committee

SKILLS AND QUALIFICATIONS
- Industry Experience
- Capital Project Execution
- Executive Management
- Corporate Governance
- Mergers & Acquisitions
- HSE Experience
- Strategic Planning
- International Operations
- Risk Management
- Public Company Director Experience

FORMER PUBLIC DIRECTORSHIPS
- Edison International / Southern California Edison Co. (2010-2017)
- WorleyParsons (2015-2017)

ROBIN BUCHANAN



Age 69

British

Non-Executive Director since 2011

INDEPENDENT

BIOGRAPHY

Mr. Buchanan has previously served as Dean and President of London Business School, the Chairman of PageGroup plc, a global specialist recruitment company, a director of Schroders plc, a global asset management firm, a director of Cicap Ltd, a global private equity firm, and a director of Bain & Company Inc., a global business consulting firm. As the former UK Senior Partner, he continues to serve in an advisory role to Bain. Mr. Buchanan also serves as an advisor to Access Industries and Non-Executive Chairman of its Advisory Board, which advises on portfolio strategy. Mr. Buchanan's experience as a board member of publicly traded, private, and charitable companies, Dean of a leading Business School, and long tenure with Bain provide him with deep experience in strategy, leadership, board effectiveness, business development, and acquisitions across most industry sectors, including considerable involvement with chemicals and energy in Europe. He also brings a wealth of experience in board and governance matters, particularly as related to multi-national companies. Mr. Buchanan is a Chartered Accountant and a published author on strategy, acquisitions, leadership, board effectiveness, corporate governance, and compensation.

COMMITTEES
- Compensation and Talent Development Committee
- Nominating and Governance Committee

SKILLS AND QUALIFICATIONS
- Strategy Development
- Industry Experience
- Mergers & Acquisitions
- Corporate Finance
- Corporate Accounting
- International Operations
- Leadership Development
- Executive Management
- Risk Management
- Corporate Governance
- Public Company Director Experience

FORMER PUBLIC DIRECTORSHIPS
- Schroders plc (2010-2019)

ANTHONY (TONY) CHASE



Age 66

American

Non-Executive Director Nominee

INDEPENDENT

BIOGRAPHY

Mr. Chase is the Chairman and Chief Executive Officer of ChaseSource, L.P., a Houston-based staffing, facilities management, and real estate development firm founded by him in 2006 and recognized as one of the nation's largest minority-owned businesses by Black Enterprise Magazine. He currently serves as a director of Cullen/Frost Bankers, a financial holding company, Nabors Industries, an operator of drilling rig fleets and provider of offshore platform rigs, and Heritage-Crystal Clean, a provider of full-service parts cleaning, waste, and used oil collection services. Mr. Chase is also a tenured Professor of Law at the University of Houston Law Center and serves on the board of numerous Houston-based non-profits including the Houston Endowment, the Greater Houston Partnership, the M.D. Anderson Board of Visitors, and the Texas Medical Center. He previously served as Deputy Chairman of the Federal Reserve Bank of Dallas and Chairman of the Greater Houston Partnership. Mr. Chase has deep entrepreneurial experience as the founder of ChaseSource and three other successful ventures, as well as extensive experience serving on public company boards and in related governance matters.

COMMITTEES
- Audit Committee (effective as of Annual Meeting)
- Compensation and Talent Development Committee (effective as of Annual Meeting)

SKILLS AND QUALIFICATIONS
- CEO Experience
- Risk Management
- Mergers & Acquisitions
- HSE Experience
- Strategic Planning
- Corporate Governance
- Corporate Finance
- Public Company Director Experience

OTHER CURRENT PUBLIC DIRECTORSHIPS
- Nabors Industries Ltd. (since 2019)
- Cullen/Frost Bankers, Inc. (since 2020)
- Heritage-Crystal Clean, Inc. (since 2020)

FORMER PUBLIC DIRECTORSHIPS
- Anadarko Petroleum Corp. (2014-2019)
- Paragon Offshore plc (2014-2017)

STEPHEN COOPER



Age 74

American

Non-Executive Director since 2010

INDEPENDENT

BIOGRAPHY

Mr. Cooper has served as Chief Executive Officer and Director of Warner Music Group Corp., a recorded music and music publishing business, since 2011. He has also been a Managing Partner of Cooper Investment Partners, a private equity firm specializing in underperforming companies, since 2008. In the course of a long career as a financial advisor and corporate turnaround specialist, Mr. Cooper has served as the top executive of a number of publicly traded companies, including as Chief Executive Officer of Metro-Goldwyn-Mayer, Inc., a media company focused on film and television, and Hawaiian Telecom, the dominant telecom services provider in Hawaii. Mr. Cooper has expansive knowledge and experience relating to all matters of executive management, finance, and strategy, and due to his role as a sitting CEO he has deep insight into day-to-day business, management, and strategy issues.

COMMITTEES
- HSE&O Committee

SKILLS AND QUALIFICATIONS
- Strategic Planning
- Risk Management
- Capital Markets
- Corporate Finance
- International Operations
- Corporate Governance
- Mergers & Acquisitions
- Industry Experience
- CEO Experience
- HSE Experience
- Public Company Director Experience

OTHER CURRENT PUBLIC DIRECTORSHIPS
- Warner Music Group Corp. (public since 2020)

NANCE DICCIANI



Age 73

American

Non-Executive Director since 2013

INDEPENDENT

BIOGRAPHY

Ms. Dicciani is a retired senior executive and chemical engineer. She spent her early career in research and development at Air Products and Chemicals, and then joined Rohm and Haas, a specialty chemicals manufacturer, as business director for the Petroleum Chemicals Division. After 10 years with Rohm and Haas in which she rose to the level of Senior Vice President, Ms. Dicciani became President and Chief Executive Officer of Honeywell Specialty Materials, also a chemicals manufacturer. Ms. Dicciani served on the Executive Committees of the American Chemistry Council and the Society of Chemical Industry and was appointed by George W. Bush to the President's Council of Advisors on Science and Technology. Her background provides her with specific industry knowledge and an understanding of manufacturing, health, safety, and environmental matters; insight into the competitive landscape relevant to our industry; and a wealth of experience in all areas of executive management. Ms. Dicciani also has extensive experience in board and governance matters and has served as a director of several public companies, including Halliburton, an oilfield services company, and Linde, an industrial gases company.

COMMITTEES
- Compensation and Talent Development Committee (Chair)
- Finance Committee
- Executive Committee

SKILLS AND QUALIFICATIONS
- Industry Experience
- HSE Experience
- Capital Project Execution
- Mergers & Acquisitions
- Capital Markets
- Public Company Director Experience
- International Operations
- CEO Experience
- Strategic Planning
- Risk Management
- Corporate Finance
- Corporate Governance

OTHER CURRENT PUBLIC DIRECTORSHIPS
- Halliburton Company (since 2009)
- AgroFresh Solutions, Inc. (since 2015)
- Linde plc (since 2018)

FORMER PUBLIC DIRECTORSHIPS
- Praxair, Inc. (2008-2018)

ROBERT (BOB) DUDLEY



Age 65

American-British

Non-Executive
Director Nominee

INDEPENDENT

BIOGRAPHY

Mr. Dudley is Chairman of the international industry-led Oil and Gas Climate Initiative and Chair of the Accenture Global Energy Board, and has dedicated his career to the service of the international energy industry. He served as the Group Chief Executive of BP plc, a global energy provider, from 2010 until his retirement in March 2020. He was appointed to the board of BP in 2009 with accountability for the Americas and Asia, and previous executive roles with BP include Alternative and Renewable Energy activities and responsibility for BP's upstream business in Russia, the Caspian region, and Africa. Mr. Dudley is a chemical engineer and a Fellow of the Royal Academy of Engineering. As the former CEO of a multinational oil and gas company, he has acquired extensive executive management experience and knowledge of the energy industry. He also has significant experience in strategic planning, risk management, international operations, and health, safety, and environmental and operations matters.

COMMITTEES
- Finance Committee (effective as of Annual Meeting)
- HSE&O Committee (effective as of Annual Meeting)

SKILLS AND QUALIFICATIONS
- CEO Experience
- Risk Management
- HSE Experience
- Industry Experience
- Public Company Director Experience

- Strategic Planning
- International Operations
- Mergers & Acquisitions
- Corporate Finance
- Corporate Governance

OTHER CURRENT PUBLIC DIRECTORSHIPS
- Rosneft Oil Company (since 2013)
- Freeport-McMoRan Inc. (since 2021)

FORMER PUBLIC DIRECTORSHIPS
- BP plc (2009-2020)

CLAIRE FARLEY



Age 62

American

Non-Executive
Director
since 2014

INDEPENDENT

BIOGRAPHY

Ms. Farley is an advisor to KKR Energy Group and a retired executive in the oil and gas exploration and production industry. Ms. Farley has served in several roles with KKR Energy Group since 2011, including as Vice Chair from 2016 to 2017 and as a member of KKR Management LLC, the general partner of a global investment firm, from 2013 to 2015. Prior to joining KKR, Ms. Farley served as Chief Executive Officer of Randall & Dewey, an oil and gas asset transaction advisory firm. She became Co-President and then Senior Advisor at Jeffries & Company after Randall & Dewey became its oil and gas investment banking group, and then co-founded RPM Energy, a privately-owned oil and natural gas exploration and development company. Ms. Farley brings to the Board experience in business development, mergers, acquisitions, and divestitures, as well as knowledge of the chemical industry's feedstocks and their markets. She also has experience in all matters of executive management and a deep understanding of public company and governance matters due to her current and prior service on the boards of companies including Anadarko Petroleum Corporation, Encana Corporation, and TechnipFMC.

COMMITTEES
- Compensation and Talent Development Committee
- Nominating and Governance Committee (Chair)
- Executive Committee

SKILLS AND QUALIFICATIONS
- CEO Experience
- Strategic Planning
- Risk Management
- Public Company Director Experience
- Capital Markets

- Corporate Governance
- HSE Experience
- Mergers & Acquisitions
- International Operations

OTHER CURRENT PUBLIC DIRECTORSHIPS
- TechnipFMC plc (since 2017)

FORMER PUBLIC DIRECTORSHIPS
- Anadarko Petroleum Corporation (2017-2019)
- FMC Technologies, Inc. (2009-2017)

MICHAEL HANLEY



Age 55

Canadian

Non-Executive
Director
since 2018

INDEPENDENT

BIOGRAPHY
Mr. Hanley has more than 25 years of experience in senior management and finance roles, including as Chief Financial Officer of Alcan, a Canadian mining company and aluminum manufacturer, President and CEO of Alcan's Global Bauxite and Alumina business group, and Senior Vice President, Operations & Strategy of the National Bank of Canada. He brings strong financial and operational experience, deep knowledge of capital-intensive and process industries, experience with U.S. and international accounting standards, and a broad understanding of international markets. Mr. Hanley also has significant experience on public company boards and in the role of audit committee chair, and an appreciation for corporate governance matters and the board's role in financial oversight. He is currently a member of the Quebec Order of Chartered Professional Accountants.

COMMITTEES
- Audit Committee (Chair)
- HSE&O Committee
- Executive Committee

SKILLS AND QUALIFICATIONS
- Corporate Finance
- Strategic Planning
- Risk Management
- International Operations
- Public Company Director Experience
- Corporate Accounting
- Capital Markets
- Executive Management
- Corporate Governance

OTHER CURRENT PUBLIC DIRECTORSHIPS
- BRP, Inc. (since 2012)
- Nuvei Corporation (since 2020)

FORMER PUBLIC DIRECTORSHIPS
- Shawcor Ltd. (2015-2021) (until May 2021 annual meeting)
- Industrial Alliance Insurance & Financial Services (2015-2019)
- Groupe Jean Coutu (PJC), Inc. (2016-2018)

Our Board has considered Mr. Hanley's concurrent service on the audit committees of three additional public companies beginning in late 2020 and has determined that such simultaneous service does not impair his ability to effectively serve as a member and Chair of our Audit Committee. Mr. Hanley will not stand for re-election to the board of directors of Shawcor, where he currently serves on the audit committee. Following his departure in May 2021, he will only serve on two public company audit committees in addition to LyondellBasell.

ALBERT MANIFOLD



Age 58

Irish

Non-Executive
Director
since 2019

INDEPENDENT

BIOGRAPHY
Mr. Manifold has been the Group Chief Executive and a director of CRH plc, an international group of diversified building materials businesses supplying the construction industry, since 2014. Mr. Manifold joined CRH in 1998 and advanced to increasingly senior roles, including Finance Director of the Europe Materials Division, Group Development Director, Managing Director of Europe Materials, and Chief Operating Officer (2009 to 2014). Prior to joining CRH, Mr. Manifold was Chief Operating Officer of Allen McGuire & Partners, a private equity group. As a sitting CEO with a background in other senior management roles, Mr. Manifold has acquired extensive leadership experience in competitive industries. In addition, he has significant knowledge of corporate finance, capital markets, strategic planning, and international operations. Mr. Manifold is also a Fellow of the Institute of Certified Public Accountants in Ireland.

COMMITTEES
- Audit Committee
- HSE&O Committee
- Finance Committee (until the Annual Meeting)

SKILLS AND QUALIFICATIONS
- Corporate Finance
- International Operations
- Corporate Accounting
- Risk Management
- Mergers & Acquisitions
- CEO Experience
- Capital Markets
- Strategic Planning
- Capital Project Execution

OTHER CURRENT PUBLIC DIRECTORSHIPS
- CRH plc (since 2009)

BHAVESH (BOB) PATEL



Age 54

American

Executive Director since 2018

BIOGRAPHY

Mr. Patel has served as our Chief Executive Officer since January 2015. From the time he joined the Company in 2010 until his appointment as CEO, he held the roles of Senior Vice President, Olefins and Polyolefins–Americas and Executive Vice President, Olefins and Polyolefins–Europe, Asia, International & Technology, with additional responsibility for all manufacturing operations outside of the Americas and the Company's polypropylene compounding business. Taken together with his prior positions of increasing responsibility at Chevron Corp. and Chevron Phillips Chemical Company, Mr. Patel has more than 30 years' experience in the chemicals, plastics, and refining industries, including extensive leadership experience on a global basis. This background gives him a detailed understanding of the Company's industries and operations. Mr. Patel serves on the boards of the Houston Branch of the Federal Reserve Bank of Dallas, the Greater Houston Partnership, the Board of Visitors at the University of Texas MD Anderson Cancer Center, and is a member of the Business Council. He is also on the external advisory council of the College of Engineering at The Ohio State University and the Board of Visitors of the Fox School of Business at Temple University. Additionally, Mr. Patel serves as a director of Halliburton Company and previously served as a director of Union Pacific Corporation.

SKILLS AND QUALIFICATIONS

- Industry Experience
- HSE Experience
- CEO Experience
- Corporate Finance
- Corporate Governance
- Public Company Director Experience

- Strategic Planning
- Capital Project Execution
- International Operations
- International Business
- Mergers & Acquisitions

OTHER CURRENT PUBLIC DIRECTORSHIPS

- Halliburton Company (since 2021)

FORMER PUBLIC DIRECTORSHIPS

- Union Pacific Corporation (2017-2021) (until May 2021 annual meeting)

CORPORATE GOVERNANCE

LyondellBasell recognizes the importance of good corporate governance as a driver of long-term stakeholder value. Our Board has adopted, and regularly reviews and strives to improve upon, LyondellBasell's robust corporate governance policies, practices, and procedures with consideration given to regulatory developments and evolving U.S. and Dutch governance best practices.

Our governance guidelines and policies, including those listed below, are available on our website at *www.LyondellBasell.com* by clicking either (i) "Investors," then "Corporate Governance" or (ii) "Sustainability," then "Report and Policy Library."

☑	Corporate Governance Guidelines	☑	Rules for the Board of Directors
☑	Articles of Association	☑	Board Committee Charters
☑	Code of Conduct	☑	Financial Code of Ethics
☑	Conflict Minerals Policy	☑	Human Rights Policy
☑	Human Trafficking and Anti-Slavery Statement	☑	Supplier Code of Conduct

DIRECTOR INDEPENDENCE

Our Board annually reviews the independence of its members. In February 2021, the Board affirmatively determined that all of our non-executive directors and director nominees are independent under the rules of the New York Stock Exchange (the "NYSE").

The Board has adopted categorical standards of independence that meet, and in some instances exceed, the requirements of the NYSE. In order to qualify as independent under our categorical standards, a director must be determined to have no material relationship with LyondellBasell other than as a director. The categorical standards include strict guidelines for non-executive directors and their immediate families regarding employment or affiliation with LyondellBasell and its independent registered public accounting firm. Our categorical independence standards are included in our Corporate Governance Guidelines.

The Board has determined that there are no relationships or transactions that prohibit any of our non-executive directors or nominees from being deemed independent under the categorical standards and that each of our non-executive directors and nominees is independent. In addition to the relationships and transactions that would bar an independence finding under the categorical standards, the Board considered all other known relationships and transactions in making its determination, including those set forth below under "—Other Governance Matters—Related Party Transactions." In determining that no known transactions or relationships affect the independence of any of the non-executive directors, the Board considered that all of the identified transactions are ordinary course and none of the dollar amounts involved were material to the Company or the relevant counterparty.

BOARD LEADERSHIP STRUCTURE

Jacques Aigrain has led our Board as its independent Chair since 2018. The Chair's responsibilities include:

❙ Leading Board meetings and executive sessions

❙ Reviewing and approving Board meeting agendas and schedules, and ensuring there is sufficient time for discussion of topics

❙ Convening additional Board meetings, as needed

❙ Facilitating information flow and communication among directors

❙ Serving as a liaison between the independent directors and the CEO and other members of management

❙ Together with the Compensation and Talent Development Committee, setting annual and long-term performance goals for the CEO and evaluating his performance

❙ Presiding at general meetings of shareholders

❙ Being available to meet with shareholders, when requested and as appropriate

❙ Supporting the Company's strategic growth initiatives

The Board regularly reviews LyondellBasell's leadership structure and the responsibilities of its Chair, and may from time to time delegate additional duties to the role.

Under Dutch law, only a non-executive director may serve as Chair of our Board. Our Board believes that the separation of the positions of Chair and Chief Executive Officer that results from this governance structure promotes strong Board governance, independence, and oversight. The separation of the two roles additionally allows Mr. Aigrain to focus on managing Board matters while our CEO, Mr. Patel, focuses on managing our business.

EXECUTIVE SESSIONS

Executive sessions of our independent directors, with no members of management present, take place at every regular Board and committee meeting. During executive sessions, independent directors have an opportunity to meet with the Board's outside consultants and independent accountants and review and discuss any matters they deem appropriate, such as the performance of the Chief Executive Officer and other members of management and the criteria against which performance is evaluated, including the impact of performance on compensation matters. Mr. Aigrain leads these executive sessions of the Board. If he is unavailable, the non-executive director with the longest tenure will preside. If two or more individuals have equal tenure, the eldest of them will chair.

BOARD EVALUATIONS

Our Board and its committees evaluate their own effectiveness by participating in a robust annual self-assessment process overseen by the Nominating and Governance Committee. Each year, directors respond to survey questions soliciting information used to improve the effectiveness of the Board and its committees and individual directors. Survey results are supplemented by one-on-one interviews conducted by either the Chair or third parties, and the Nominating and Governance Committee periodically engages independent outside consultants to facilitate and refresh the evaluation process.

For 2020, the Board conducted its evaluation process as described below.

Engagement of Independent Outside Consultant	In early 2020, the Nominating and Governance Committee engaged an independent outside consultant to lead the self-assessment process and facilitate individual director interviews. The same consultant also administered the Company's 2017 assessment cycle, allowing for continuity and observations regarding improvement in Board processes and effectiveness over recent years.
Development and Approval of Evaluation Process and Topics	In September 2020, the Nominating and Governance Committee discussed and approved the overall process and timeline for the 2020 evaluation cycle, including one-on-one interviews with the consultant based on agreed interview and survey questions. The Chair of the Nominating and Governance Committee and the Company's Chief Legal Officer worked with the consultant to develop suggested topics and questions for distribution to the individual Board members, which were approved by the Nominating and Governance Committee in November.
	The Board member interviews included an evaluation of each individual director's contributions to the Board and its committees, including his or her availability and time commitment, communication, understanding of relevant business and regulatory issues and ESG issues and trends, and functional expertise, as well as topics related to the functioning of the Board and its committees as a whole (Board meetings, director training and education, and Board refreshment).
Distribution of Surveys and Interview Process	In late 2020, Board members participated in one-on-one interviews with the consultant.
	In parallel, senior executives provided their views of Board effectiveness and interactions with management through confidential interviews with the consultant.
Reporting and Board Review of Results	The independent consultant prepared a report with findings and suggestions to enhance Board effectiveness and best governance practices. The conclusions of that report, including feedback from senior executives, were discussed during the February 2021 Nominating and Governance Committee and Board meetings in executive sessions.
Response to Director Assessment	Policies and practices were evaluated based on the self-assessment results. Feedback from the process will also be used to refresh the evaluation process and adjust areas of focus for surveys used in 2021 and future assessments. The Nominating and Governance Committee intends to continue engaging third parties periodically in order to bring an outside perspective to the evaluation process.

DIRECTOR ONBOARDING, TRAINING, AND SITE VISITS

Our Board is committed to understanding its governance responsibilities, evolving best practices, and all aspects of our Company and business. The Company provides an extensive orientation program that enables each new director joining the Board to become familiar with LyondellBasell and to meet with key members of the Company's management and functional leaders. Mr. Hanley and Mr. Manifold, who joined our Board in 2018 and 2019, respectively, completed our onboarding program and met with the Company's Chief Executive Officer, Chief Financial Officer, Chief Legal Officer, Chief Compliance Officer, and additional executives to discuss our corporate structure, business strategy, operations, and segments, as well as tax, accounting, compliance, investor relations, human resources, and health, safety, and environment (HSE) matters, among other topics. Mr. Chase and Mr. Dudley will complete a similar orientation program prior to joining our Board.

All of our directors are encouraged to participate in industry and governance organizations and seek out training opportunities that will provide them with continuing education on key topics. The Company will reimburse directors for the costs of such continuing education. During Board meetings, our directors hear from management on a wide range of subjects, including regulatory developments, shareholder updates, and environmental, social, and corporate governance issues and trends. Our directors also have regular opportunities to visit the Company's manufacturing and technology centers and meet with site management. In early 2020, the Chair of the HSE&O Committee visited two manufacturing facilities within our Advanced Polymer Solutions segment. Although a group site visit could not be arranged for 2020 given travel restrictions related to COVID-19, the Board has toured the Company's Cincinnati Technology Center and *Hyperzone* plant construction site in recent years.

SHAREHOLDER ENGAGEMENT

We recognize the value of regular and consistent communication with our shareholders and engage with investors on strategy, risk management, sustainability, corporate governance, executive compensation, and other matters. We regularly review general governance trends and emerging best practices and invite feedback from our shareholders and other stakeholders, which is brought to our Board and part of its decision-making process. Engagement with shareholders occurs in one-on-one meetings and calls with shareholder representatives, at our annual general meeting of shareholders, and through our regular participation in industry conferences, investor road shows, and analyst meetings.

In 2020, we discussed the Company's strategy and environmental, social, and governance profile with multiple investors and engaged their questions or concerns on these and other topics. Our independent Board Chair has made himself available for these discussions, and management updates the Board regularly on conversations with shareholders and feedback received. We are committed to remaining proactive in our engagement efforts and shareholder outreach.

COMMUNICATION WITH THE BOARD

Shareholders and other interested parties may communicate with the Board or any individual director. Communications should be addressed to our Corporate Secretary by email or regular mail.



BY EMAIL
send an email to
*CorporateSecretary@
LyondellBasell.com*



BY MAIL
LyondellBasell Industries N.V.
c/o Corporate Secretary
4th Floor, One Vine Street
London W1J 0AH, United Kingdom

Communications are distributed to the Board or to one or more individual directors, as appropriate, depending on the facts and circumstances outlined in the communication. Communications such as business solicitations or advertisements; junk mail and mass mailings; new product suggestions; product complaints; product inquiries; and resumes and other forms of job inquiries will not be relayed to the Board. In addition, material that is unduly hostile, threatening, illegal, or similarly unsuitable will be excluded. Any communication that is filtered out is made available to any director upon request.

CEO AND MANAGEMENT SUCCESSION PLANNING

One of the primary responsibilities of the Board is to ensure that we have a high-performing management team in place. On an annual basis, the Board conducts a detailed review of development and succession planning activities to maximize the pool of internal candidates who can assume executive officer positions without undue interruption. The Board reviews CEO and executive succession planning and ensures that executive officer reviews and evaluations are conducted at least annually, by either the Compensation and Talent Development Committee or the Board as a whole. The Board also reviews in-depth assessments of the Company's bench strength, retention, progression, and succession readiness for all other senior level managers.

Monitoring the Company's leadership development, talent management, and succession planning is also a key responsibility of our Compensation and Talent Development Committee, which devotes significant time to discussion and oversight of the Company's human resources strategy.

In connection with the 2020 retirement of the Company's Executive Vice President, Global Manufacturing, Projects, and Refining, the Company re-allocated significant responsibility to other members of its senior executive team in accordance with existing leadership development and succession plans.

HUMAN CAPITAL MANAGEMENT

Our success as a company is tied to the passion, knowledge, and talent of our global team. To achieve our vision of being the best operated and most valued company in the industry, we must attract top performers and equip them with the tools needed to continuously grow and leverage their potential.

What We Do
☑ We believe in integrity, diversity, and fairness
☑ We focus on creating a work environment that is safe, respectful, and inspires employees to strive for excellence
☑ We believe in the "power of many" and place a strong emphasis on teamwork
☑ We reward performance based on personal, team, and company results
☑ We engage in open and ongoing dialogue with employees and their representatives to ensure a proper balance between the best interests of the Company and its employees
☑ We have a comprehensive Human Rights Policy, available on our website at www.LyondellBasell.com by clicking "Sustainability," then "Report and Policy Library"

EMPLOYEES*



13% Other Global Locations (2,500)

45% U.S. and Canada (8,600)

42% Europe (8,100)

*as of December 31, 2020

Key 2020 Focus Areas

In 2020, we continued our focus on building an engaged, talented workforce by developing skill sets, supporting diversity, and ensuring fair employment and work practices.

COVID-19

As cases of the COVID-19 virus spread across the globe, LyondellBasell continued to operate with three key objectives: protecting the health and safety of our people; ensuring the safety and security of our work locations; and maintaining business continuity with our customers and suppliers.

A globally coordinated, locally implemented plan to protect our workforce was quickly put in place at the beginning of the pandemic. Strict social distancing and facial coverage protocols were introduced, critical personal protective equipment was procured and provided to employees, and a number of initiatives to support our employees' mental health were put into place. Processes and tools were implemented so employees could easily and confidentially report if they have symptoms of, or have tested positive for, COVID-19; all are contacted by medical personnel or human resources to ensure they have sufficient support.

In addition, the COVID-19 pandemic required our office-based workforce to quickly shift to remote working. To date, many employees continue to work from home for various pandemic-related reasons, including back-to-school and childcare challenges as well as personal or health-related reasons. We have also increased the availability of virtual learning and development opportunities.

DIVERSITY, EQUITY, AND INCLUSION

In July 2020, we accelerated our efforts in the area of diversity, equity, and inclusion (DEI) with the appointment of a Chief Talent & Diversity Officer, the establishment of a DEI Leadership Council, and the development of a multi-year DEI strategy. We are launching new employee initiatives focused on obtaining our employees' perspectives on DEI, including formalized employee inclusion groups and a series of employee "listening circles," and providing DEI training to all employees and senior managers.

HEALTH, WELLNESS, WELFARE, AND FAMILY RESOURCES

We provide competitive benefits and, at our large sites, access to health services at an on-site clinic on paid worktime. We have defined benefit pension plans that cover employees in the U.S. and various non-U.S. countries. In addition, we provide other post-employment benefits such as early retirement and deferred compensation severance benefits to employees of certain non-U.S. countries.

In 2020, new family-friendly policies were adopted that expanded the availability of paid parental leave, provided financial reimbursement for certain adoption expenses, and ensured all employees globally have a minimum of ten paid vacation or personal leave days. Our Employee Assistance Plan, which offers tools and provides referrals to financial and legal resources, was expanded and since January 2021 is available to all employees globally.

BOARD OVERSIGHT OF RISK

While the Company's CEO is responsible for assessing and managing the Company's day-to-day risks and related control systems, the Board has broad oversight of the Company's risk profile and risk management. In this oversight role, the Board is responsible for satisfying itself that the risk management processes designed and implemented by management, including the Company's Enterprise Risk Management (ERM) organization, are functioning and that necessary steps are taken to foster a culture of risk-adjusted decision-making throughout the organization. The Company believes that this division of responsibilities achieves sound risk management and that the Board's involvement ensures effective oversight.

Board of Directors

The primary means by which our Board oversees the Company's risk management structure and policies is through regular communication with management. At each Board meeting, members of management are asked to report to the Board and, when appropriate, specific committees. These presentations provide members of the Board with direct communication with members of management and the information necessary for a full understanding of the Company's risk profile, including information regarding the Company's specific risk environment, exposures potentially affecting our operations, and the Company's plans to address such risks. In addition to providing general updates on the Company's operational and financial condition, members of management report to the Board about the Company's outlook, forecasts, and any impediments to meeting them or to successfully pursuing the Company's strategies more generally.

In carrying out its oversight responsibility, the Board has also delegated to individual Board committees certain elements of its oversight function.

Audit Committee

The Audit Committee oversees the integrity of the Company's financial statements; the qualifications, performance, and independence of our independent accountants; the performance of the Company's internal audit function and compliance program; the Company's monitoring, control, and reporting of significant corporate risk exposure, including information technology and cybersecurity risks; related party transactions; and our system of disclosure and internal controls.

HSE&O Committee

The Health, Safety, Environmental, and Operations ("HSE&O") Committee reviews and monitors compliance with health, safety, and environmental matters; provides oversight of the Company's technology program and the execution of large capital projects and turnarounds; discusses the Company's HSE and Operational Excellence programs and safety and environmental incidents and statistics; reviews sustainability issues and their impacts; and plans initiatives to continuously improve health, safety, environmental, and operational results.

Compensation and Talent Development Committee

The Compensation and Talent Development Committee oversees the Company's executive compensation programs; evaluates whether our compensation programs and practices create excessive risk or any changes to those programs or practices are warranted; and monitors management retention, recruitment, and succession planning.

Nominating and Governance Committee

The Nominating and Governance Committee reviews the Company's corporate governance practices and develops, reviews, and recommends corporate governance guidelines and policies.

Finance Committee

The Finance Committee oversees strategic transactions, including those that may impact our capital position; reviews our tax strategy and planning; and reviews our capital structure, capital allocation, dividend policy, share repurchase programs, debt profile, and hedging strategies.

Enterprise Risk Management Function

The Company has an Enterprise Risk Management (ERM) organization, with a group of employees dedicated to deploying the enterprise-wide risk management framework. The CEO and Chief Financial Officer are responsible for overseeing these risk management programs, including assessing risk tolerances, evaluating whether such tolerances are aligned with the Company's strategic goals, and defining our overall risk profile. Each year, ERM leads a risk workshop with the CEO and his leadership team to refresh the Company's risk profile. Together, the participants validate existing enterprise risks (both opportunities and threats), select new and emerging risks to add to the risk register, and ensure risk ownership is assigned to the appropriate leadership team executives and the Board and Board committees.

Examples of the Company's enterprise risks include major health, safety, environment, and security events, cyber security, climate change, workforce planning, and political and regulatory uncertainty.

The CEO has delegated to an internal Risk Management Committee the authority to review and approve transactions, including hedging strategies, that are in accordance with the Company's approved risk management policies and procedures. The standing members of the Risk Management Committee include the CEO, the Chief Financial Officer, and the Chief Legal Officer. Under the Committee's oversight, the Company's Financial Risk Management Group manages foreign exchange, interest rate, and other financial risks across the Company's global operations. Through a variety of policies and procedures, senior management and their leadership teams identify, monitor, mitigate, and report on risks and develop risk management plans aligned with the Company's enterprise risk management framework.

The results of the risk management processes and updates on material risks are reported to the Board and its committees on a regular basis. The Audit Committee is responsible for ensuring that an effective risk assessment process is in place, and reports are made to the Audit Committee in accordance with NYSE requirements.

In recent years, members of the Board have participated in dedicated workshops, interviews, and surveys with the Company's ERM organization and outside consultants. During these sessions, Board members and management identify and assess the Company's primary risks. In 2020, in response to director feedback and requests, the ERM team conducted an accelerated evaluation of risks related to the Company's operations and investments in China.

The direct line of communication between the Board and members of management facilitated at Board meetings and through these workshops allows the Board to further evaluate and assess the management of the Company's day-to-day risks.

APPROACH TO SUSTAINABILITY

LyondellBasell is taking action to help tackle the global challenges of eliminating plastic waste, addressing climate change, and supporting a thriving society. As one of the world's largest producers of plastics and chemicals, we have the potential – and responsibility – to use our scale and reach to make a positive impact across value chains. In 2020, we further developed our sustainability strategy and identified five pillars that frame LyondellBasell's response to these challenges.



GLOBAL CHALLENGES

PLASTIC WASTE	CLIMATE CHANGE	THRIVING SOCIETY

OUR PILLARS

End plastic waste in the environment	Advance the circular economy	Address climate change	Grow sustainable solutions	Enhance our workplace, operations and communities
We believe that ending plastic waste in the environment is a critical issue of our time. We are committed to helping eliminate plastic waste and are engaged in collaborative efforts across the value-chain to direct action where it is needed most.	We believe that transitioning to a circular economy will reduce resource use and enable a more sustainable future. We are advancing technologies and innovations that will help conserve finite resources and retain their value for as long as possible.	We believe that climate change is one of the most important global challenges both now and for future generations. We support the ambitions of the Paris Agreement and are reducing greenhouse gas emissions intensity from our operations to deliver solutions that help advance a low-carbon economy.	We believe growing our portfolio of sustainable solutions will help address society's most pressing challenges. By doing so, we will continue to reliably produce products and offer solutions that are critical to improving the quality of life for billions around the world.	We believe the health and safety of our people and the communities where we operate are our highest priorities. We are committed to operating our company sustainably to deliver industry-leading performance, and enhancing our workplace and communities through the power of many.

2020 Actions and Milestones

In addition to defining our longer-term sustainability priorities, we are taking substantive action to achieve those goals.

RECYCLED AND RENEWABLE-BASED POLYMERS

In 2020, we announced our ambition to produce and market 2 million metric tons of recycled and renewable-based polymers annually by 2030.

Furthering this ambition, the Company's mechanical recycling joint venture with SUEZ, Quality Circular Polymers, acquired additional recycling assets in December 2020, increasing its capacity for the production of recycled materials to approximately 55,000 tons per year. 2020 also marked the successful start-up of the Company's *MoReTec* molecular recycling pilot plant in Ferrara, Italy. The plant uses our advanced recycling technology to return post-consumer plastic waste to its molecular form, for use as a feedstock for new plastic materials. Unlike traditional recycled plastics, these materials can be used in food packaging and healthcare items, which must meet strict regulatory requirements.

UNITED NATIONS GLOBAL COMPACT AND POLICY COMMITMENTS

In December 2020, LyondellBasell joined the United Nations Global Compact, the world's largest corporate sustainability initiative, and committed to further align our operations and strategies with shared principles on human rights, labor, and anti-corruption. The Company also assessed the United Nations Sustainable Development Goals and identified the goals most material to our Company and aligned with our sustainability strategy, for future reporting.

The Company's Supplier Code of Conduct, adopted in July 2020, establishes LyondellBasell's expectations of suppliers and our commitment to support strong environmental, social, and governance ("ESG") practices throughout our supply chain. LyondellBasell also adopted its first Human Rights Policy, which affirms and builds on existing Company policies and documents our commitment to respecting the human rights of our employees and all individuals, across our global operations.

DIVERSITY, EQUITY, AND INCLUSION

In 2020, we appointed a Chief Talent & Diversity Officer and established an employee Diversity Council. Together with management and our Compensation and Talent Development Committee, they are evaluating our policies and practices to further emphasize diversity, equity, and inclusion ("DEI") in our cultural and talent management programs. Also in 2020, our Nominating and Governance Committee amended our Corporate Governance Guidelines to explicitly require that the Committee and its outside consultants include women and minority candidates in each pool from which a director candidate is selected.

GRI AND SASB-ALIGNED REPORTING

The Company's 2019 Sustainability Report, published in September 2020, aligned disclosures to the guidelines of the Global Reporting Initiative ("GRI") and the Sustainability Accounting Standards Board ("SASB"). We are expanding our climate risk and opportunity assessment in the first half of 2021 and will include disclosures aligned with Task Force for Climate-Related Financial Disclosures ("TCFD") reporting beginning in 2021.

Board and Management Oversight of ESG

Our Board leads our commitment to sustainability and maintains oversight of the Company's ESG profile. Management reports on key topics and initiatives at each regularly scheduled Board meeting, and directors participate in a deep dive on sustainability strategy at least annually. In 2020, the Board focused on the Company's ESG progress during dedicated sessions at three of its five regularly scheduled meetings.

The HSE&O, Compensation and Talent Development, Nominating and Governance, and Audit Committees also provide guidance regarding specific ESG issues in accordance with their charters and responsibilities. Specifically, the HSE&O Committee reviews program information and indicators on HSE performance at each meeting, and the Company's Senior Vice President of R&D, Technology and Sustainability, who functions as the Chief Sustainability Officer, reports to the Committee regularly on sustainability initiatives and reporting. The HSE&O Committee reviews and approves the Company's sustainability report each year.

The Nominating and Governance Committee oversees the Company's corporate governance policies, and the Compensation and Talent Development Committee reviews our executive compensation, talent management, and DEI programs. The Chief Compliance Officer, who has a direct reporting line to the Audit Committee, presents information to that Committee regarding the Company's compliance programs and EthicsPoint reporting helpline complaints at least quarterly. The Audit Committee also reviews the Company's audit and internal controls.

BOARD OVERSIGHT OF ESG



BOARD OF DIRECTORS

HSE&O Committee	HSE&O Committee	Nom-Gov Committee
	Audit Committee	Compensation and Talent Development Committee
	Compensation and Talent Development Committee	Audit Committee

Environment
Climate change, greenhouse gas emissions, air emissions, waste and pollution, resource depletion (*e.g.,* water use), biodiversity, recycling

Social
Health and safety, human rights, diversity, equity and inclusion, bribery and corruption, supply chain standards, working conditions, employee relations

Governance
Board structures and diversity, shareholder rights, executive compensation, political spending and lobbying, audit and internal controls

At the management level, our CEO oversees the Company's ESG profile through regular reporting and discussion on key topics and initiatives with his direct reports.

MANAGEMENT OVERSIGHT OF ESG


CEO
SUSTAINABILTY STEERING COMMITTEE
Sustainability
HSE
Manufacturing
Environment
Human Resources
Sustainability
Legal and Public Affairs
HSE (Safety)
Supply Chain
Procurement
Social
Legal and Public Affairs
Human Resources
Finance
Governance
Investor Relations
Enterprise Risk Management

SUSTAINABILITY STEERING COMMITTEE

The Sustainability Steering Committee, a subset of the CEO's leadership team, meets monthly throughout the year and serves to align and embed the Company's sustainability strategy within our corporate strategy, including by assessing progress toward the Company's 2030 sustainability ambitions. The Committee is chaired by the Senior Vice President of R&D, Technology and Sustainability, who also functions as our Chief Sustainability Officer, and its membership includes the heads of each of the Company's business segments as well as our finance, legal, public affairs, and HSE functions.

SUSTAINABILITY TEAM

The Chief Sustainability Officer is supported by a global group of employees, led by our Director, Global Sustainability, who is responsible for the management of sustainability programs. This group collaborates with leaders across the organization to bring together the functional expertise and skills needed to achieve our sustainability and ESG objectives.

Commitments, Initiatives, and Partnerships

	CLIMATE CHANGE	PLASTIC WASTE	THRIVING SOCIETY
2030 GOALS	Achieve a 15% reduction in CO_2 emissions per ton of product produced, compared with 2015 We are committed to developing our climate ambition beyond our 2030 goal	Produce and market 2 million metric tons of recycled and renewable-based polymers annually	Continue to operate safely with a goal of zero incidents, zero injuries and zero accidents

Operation Clean Sweep



The Company is a member of Operation Clean Sweep® (OCS), the plastics industry initiative aimed at preventing pellet loss. Since 2017, we have been committed to Plastics Europe's OCS program and, since 2018, we have participated in the American Chemistry Council's OCS Blue program, which requires members to demonstrate an enhanced commitment to managing and reporting pellet loss. We have incorporated OCS best practice guidance into our Operational Excellence management system, requiring all sites to evaluate operations, reduce accidental releases, and report discharge, spillage, or escape of pellets.

In September 2020, we conducted a Company-wide, global "Sweep Week" as part of our commitment to eliminate plastic waste. Sweep Week was conducted at 80 plants and, in addition to tailored actions at each site with significant employee participation, also included awareness activities and actions to prevent recurrence.

Alliance to End Plastic Waste



LyondellBasell is a founding member in the Alliance to End Plastic Waste, and our CEO currently serves as its vice chairman. The Alliance is the first global, cross value chain organization to address the goal of ending plastic waste in the environment. Chemical and plastics manufacturers, converters, consumer goods companies, retailers, and waste management companies partner with the finance community, government, and environmental and economic development NGOs to find market-based solutions.

The Alliance has a special focus on supporting waste management infrastructure development in Southeast Asian countries, which account for a significant percentage of the world's ocean pollution. For example, in Bali, the AEPW has partnered with Project STOP to develop and launch a new sustainable waste system to provide waste collection to 160,000 residents in Jembrana and Negara for the first time while creating new, permanent jobs.

Global Care Day



LyondellBasell hosted its 21st Annual Global Care Day in October 2020, with a focus on food security. More than 80 LyondellBasell manufacturing facilities and office sites participated in the global event, following the Company's charitable contributions made earlier in the year to local food banks around the world. Projects included collecting and processing food donations, volunteering in soup kitchens and food banks, building micro food pantries, and organizing drive-through food banks for individuals in need. LyondellBasell event coordinators implemented a series of COVID-19 precautions, including ensuring volunteers could safely socially distance, eliminating the potential for congregating, and mandating the wearing of facial coverings.

MoReTec



Molecular recycling is an advanced recycling technique that uses technology to break down plastic waste into its component molecules, rather than cutting it into small pieces, for use as feedstock in new plastic materials that are suitable for food packaging and medical supplies.

LyondellBasell has partnered with Germany's Karlsruhe Institute of Technology to prove the efficiency of our molecular recycling technology, *MoReTec,* at laboratory scale. In 2020, we successfully started up the molecular recycling pilot plant in Ferrara, Italy.

Quality Circular Polymers



Quality Circular Polymers ("QCP") is a Netherlands-based joint venture between LyondellBasell and SUEZ, a world leader in environmental services. QCP uses mechanical recycling to transform post-consumer plastic waste into high-quality polymers that can be used to make new products. It is the first-ever collaboration between a leading waste company and a major global plastics producer, creating recycled plastics that help consumer brands contribute to the circular economy.

In 2020, QCP acquired TIVACO, a plastics recycling company located in Belgium, increasing QCP's production capacity of recycled materials to approximately 55,000 tons per year, supporting our ambition to produce and market 2 million metric tons of recycled and renewable-based polymers by 2030.

BOARD AND COMMITTEE INFORMATION

The Board currently has six standing committees, each consisting entirely of independent directors:

- Audit Committee
- Compensation and Talent Development Committee
- Nominating and Governance Committee
- HSE&O Committee
- Finance Committee
- Executive Committee

Our Compensation and Talent Development Committee, Nominating and Governance Committee, and HSE&O Committee meet in connection with each regularly scheduled Board meeting (other than the Board's strategy session held in July) and hold additional meetings as needed, while other committees meet independently as the matters under their respective responsibilities require. Committees regularly receive reports from LyondellBasell management, report on committee actions to the Board, and may retain outside advisors.

In 2020, the Board held five regularly scheduled meetings and four special meetings. Our directors' average attendance rate at Board and committee meetings was 95%, and each of our directors attended at least 85% of the meetings of the Board and committees of which he or she was a member. In addition, our Chair regularly attends meetings of the Audit Committee and the Compensation and Talent Development Committee. Although the Company does not maintain a policy regarding directors' attendance at its general meetings of shareholders, both our Chair and CEO attend the Company's annual general meeting each year and will attend the 2021 Annual Meeting.

The table below provides membership and meeting information for each of the Board's committees as of the date of this proxy statement.

Name	Audit	Compensation & Talent Development	Nominating & Governance	HSE&O	Finance	Executive
Jacques Aigrain			●		●	👤
Lincoln Benet			●		👤	●
Jeet Bindra	●			👤		●
Robin Buchanan		●	●			
Tony Chase[1]	○	○				
Stephen Cooper				●		
Nance Dicciani		👤			●	●
Bob Dudley[1]				○	○	
Claire Farley		●	👤			●
Bella Goren[1]	●	●				
Michael Hanley	👤			●		●
Albert Manifold	●			●	●	
Bob Patel						
2020 MEETINGS	**5**	**4**	**4**	**4**	**7**	**0**[2]

👤 Chair ● Member ○ As of Annual Meeting

(1) Mr. Chase's and Mr. Dudley's committee membership appointments will be effective upon their election to the Board at the Annual Meeting. Mr. Dudley will replace Mr. Manifold on the Finance Committee. Ms. Goren is not standing for re-election to the Board.
(2) The Executive Committee meets on an as-needed basis to discuss coordination among the Board and its committees, collaborate on meeting agendas, and discuss ad-hoc issues. The Committee did not hold any meetings in 2020.

Each of our committees has a written charter, approved by the Board. The charters can be found on our website at *www.LyondellBasell.com* by clicking on "Investors," then "Corporate Governance," then "Board of Directors." Each committee annually reviews and recommends any changes to its charter and conducts an evaluation of committee performance with respect to delegated duties and responsibilities.

AUDIT COMMITTEE

CHAIR:
MICHAEL HANLEY*

MEMBERS:
JEET BINDRA
BELLA GOREN*
ALBERT MANIFOLD*

** AUDIT COMMITTEE
FINANCIAL EXPERTS*

INDEPENDENCE:
ALL MEMBERS

The Audit Committee is responsible for overseeing all matters relating to our financial statements and reporting, our internal audit function and independent auditors, and our compliance function. Listed below are the general responsibilities of the Audit Committee.

❙ Independent Auditor – Engage external auditor, review performance, and approve compensation; review independence and establish policies relating to the hiring of auditor employees; and pre-approve audit and non-audit services;

❙ Internal Audit – Review plans, staffing, and activities of the internal audit function and its effectiveness;

❙ Financial Statements – Review financial statements and earnings releases; discuss and review accounting policies and practices and external auditor reviews; and discuss and review the effectiveness of internal controls; and

❙ Compliance – Review plans, staffing, and activities of the compliance function and its effectiveness; establish and review procedures for complaints, including anonymous complaints regarding accounting, controls, and auditing; and review the Company's Code of Conduct and system for monitoring compliance therewith.

Our Board has determined that all Audit Committee members are independent under the NYSE listing standards, our categorical independence standards, and the heightened independence requirements applicable to audit committee members under Securities and Exchange Commission ("SEC") rules. Our Board has also determined that all Audit Committee members are financially literate in accordance with the NYSE listing standards and that Mr. Hanley, Ms. Goren, and Mr. Manifold qualify as audit committee financial experts under SEC rules.

COMPENSATION AND TALENT DEVELOPMENT COMMITTEE

CHAIR:
NANCE DICCIANI

MEMBERS:
ROBIN BUCHANAN
CLAIRE FARLEY
BELLA GOREN

INDEPENDENCE:
ALL MEMBERS

The Compensation and Talent Development Committee is responsible for overseeing our executive compensation and talent management programs and developing the Company's compensation philosophy. In 2020, the Committee changed its name from the Compensation Committee to the Compensation and Talent Development Committee in recognition of its increased focus on diversity, equity and inclusion (DEI) matters.

In fulfilling its responsibility for the oversight of compensation matters, the Compensation and Talent Development Committee may delegate authority for day-to-day administration and interpretation of the Company's compensation plans to Company employees, including responsibility for the selection of participants, determination of award levels within plan parameters, and approval of award documents. The Compensation and Talent Development Committee may not, however, delegate authority for matters affecting the compensation and benefits of the Company's executive officers. The Compensation and Talent Development Committee's responsibilities include the following:

❙ Executive Compensation – Approve the compensation and benefits of executive officers; review executive compensation practices to ensure consistency with corporate objectives; review and approve CEO goals and objectives and evaluate CEO performance; and make recommendations to the Board regarding CEO and executive officer compensation;

❙ Company Compensation and Benefits – Review the Company's compensation philosophy, programs, and practices; review and approve pension and benefit arrangements as well as funding of pension and benefit plans; review gender pay equity for the Company; and make recommendations to the Board on these subjects; and

❙ Talent Management – Review the Company's organizational leadership structure and oversee leadership development, talent management, and succession and continuity planning for the CEO and other executive officers.

Our Board has determined that all Compensation and Talent Development Committee members are independent under the NYSE listing standards, our categorical independence standards, and other independence requirements applicable to compensation committee members under NYSE rules.

Compensation Committee Interlocks and Insider Participation – No member of the Compensation and Talent Development Committee serves or has served as an officer or employee of the Company or any of our subsidiaries and, during 2020, no executive officer served on the compensation committee or board of any entity that employed any member of our Compensation and Talent Development Committee or Board.

For additional information on the Compensation and Talent Development Committee, including information regarding compensation consultants engaged during 2020, see the "Compensation Discussion and Analysis" beginning on page 44.

NOMINATING AND GOVERNANCE COMMITTEE

CHAIR:
CLAIRE FARLEY

MEMBERS:
JACQUES AIGRAIN
LINCOLN BENET
ROBIN BUCHANAN

INDEPENDENCE:
ALL MEMBERS

The Nominating and Governance Committee is primarily responsible for identifying nominees for election to the Board and overseeing matters regarding corporate governance.

To fulfill those duties, the Nominating and Governance Committee has the responsibilities summarized below:

▌ Administrative – Coordinate evaluations by committees and the full Board;

▌ Directors and Director Nominees – Identify and recommend candidates for membership on the Board and recommend committee memberships;

▌ Director Compensation – Evaluate and recommend director compensation; and

▌ Corporate Governance – Review the Company's governance profile and make necessary recommendations; review and propose modifications to the Company's governance documents and policies; and review and comment on shareholder proposals.

HEALTH, SAFETY, ENVIRONMENTAL AND OPERATIONS COMMITTEE

CHAIR:
JEET BINDRA

MEMBERS:
STEPHEN COOPER
MICHAEL HANLEY
ALBERT MANIFOLD

INDEPENDENCE:
ALL MEMBERS

The HSE&O Committee assists the Board in its oversight responsibilities by assessing the effectiveness of health, safety, and environmental programs and initiatives that support Company policies. The HSE&O Committee also reviews the Company's material technologies and the risks relating to its technology portfolio, the physical security of the Company's assets, and the Company's performance in executing large capital projects and turnarounds.

The specific responsibilities of the HSE&O Committee are summarized below:

▌ Administrative – Review the status of the Company's health, safety, and environmental policies and performance, including processes to ensure compliance with applicable laws and regulations;

▌ HSE Performance and Sustainability – Review and monitor the Company's health, safety, and environmental performance results; provide oversight of the Company's programs, initiatives, and activities in the areas of technology and sustainability; review with management environment, health, safety, product stewardship, and other sustainability issues that can have a material impact on the Company; and review the status of related policies, programs, and practices;

▌ Audit – Review and approve the scope of the Company's health, safety, and environmental audit program; regularly monitor audit program results; and review and approve the annual budget for the health, safety, and environmental audit program; and

▌ Operational Performance – Assess the Company's operational performance; review the scope of the Company's operational excellence audit program and monitor program results; and review and monitor the Company's progress on and results for capital projects and turnarounds.

FINANCE COMMITTEE

CHAIR:
LINCOLN BENET

MEMBERS:
JACQUES AIGRAIN
NANCE DICCIANI
ALBERT MANIFOLD

INDEPENDENCE:
ALL MEMBERS

The Finance Committee is responsible for monitoring and assessing such matters as the Company's capital structure and allocation, strategic transactions, debt portfolio, and tax and derivative strategies. In 2020, in response to the COVID-19 pandemic and low oil price environment, the Finance Committee met seven times in order to focus on the Company's liquidity, capital allocation planning, and capital markets transactions.

In fulfilling its duties, the Finance Committee has the responsibilities summarized below:

▌ Strategy – Review analyses and provide guidance and advice regarding acquisitions and divestments and discuss and review the Company's tax strategies, planning, and related structures;

▌ Capital – Review the Company's capital structure and capital allocation, including organic and inorganic investments; review and discuss the Company's dividend policy; and review and discuss share repurchase activities and plans; and

▌ Securities and Financing – Review and discuss the Company's debt portfolio, credit facilities, compliance with financial covenants, commodity, interest rate, and currency derivative strategies, and proposed securities offerings.

EXECUTIVE COMMITTEE

CHAIR:
JACQUES AIGRAIN

MEMBERS:
LINCOLN BENET
JEET BINDRA
NANCE DICCIANI
CLAIRE FARLEY
MICHAEL HANLEY

INDEPENDENCE:
ALL MEMBERS

The Executive Committee consists of the chairs of each of the other Board committees. The role of the Executive Committee is to facilitate and improve communication and coordination among members of the Board and its committees. It does so by, among other things, collaborating on agenda setting and discussing ad-hoc issues.

OTHER GOVERNANCE MATTERS

Retirement Policy and Term Limits

Our Corporate Governance Guidelines and Rules for the Board of Directors provide that directors will not be re-nominated for election to the Board after they reach the age of 75. While the Board does not believe there is a specific age after which directors should no longer serve on boards, it does believe mandatory retirement ages are useful for promoting board refreshment. Since 2018, the Board has nominated two new directors to fill vacancies created by director retirements after reaching our mandatory retirement age.

The Board has not adopted term limits for its members. The Nominating and Governance Committee and the full Board regularly discuss board succession and refreshment and strive to maintain a balance of directors with varying lengths of service and ages. While the Board recognizes that term limits could assist in this regard, they may have the unintended consequence of causing the Board and the Company to lose the contribution of directors who over time have developed enhanced knowledge and valuable insight into the Company and its operations. The Board believes that the mandatory retirement age and an annual evaluation process for deciding whether to re-nominate individuals for election are currently more effective means of ensuring board refreshment and renewal, while also allowing for continuity of service.

Code of Conduct

The Company has a Code of Conduct for all employees and directors and a Financial Code of Ethics specifically for our CEO, CFO, Chief Accounting Officer and persons performing similar functions. Copies of these codes can be found on our website at *www.LyondellBasell.com* by clicking on "Investors," then "Corporate Governance." Any waivers of the codes must be approved, in advance, by our Board, and any amendments to or waivers from the codes that apply to our executive officers and directors will be posted on the "Corporate Governance" section of our website.

We expect all employees to report possible violations or concerns regarding our Code of Conduct. We offer an independent whistleblower helpline and website, EthicsPoint, that enables employees and other stakeholders to report complaints anonymously. Our Chief Compliance Officer, who has a direct reporting line to the Audit Committee, provides regular reports to the Committee on compliance with the Company's Code of Conduct, related training programs, and complaints received and investigated by the compliance function.

Public Policy & Political Engagement

We believe active participation in the political process is essential to our long-term success. LyondellBasell advances our public policy agenda through direct lobbying, involvement in various trade associations, and the LyondellBasell Political Action Committee (PAC). Transparency and accountability are embedded into our public policy, political spending and lobbying actions. The Company maintains policies and procedures consistent with our Code of Conduct that support continued compliance with applicable political laws and regulations. Our engagement, including public policy advocacy and management of the PAC, is subject to oversight by the PAC Board and CEO. In addition, all PAC spending is reviewed and approved by the PAC Board.

LyondellBasell generally does not make political contributions other than through the PAC, which is funded voluntarily by employees. Effective January 2021, the PAC Board has paused political contributions in order to review its policies and criteria for donating to candidates and ensure support continues to reflect our Company's values.

Our advocacy activities are directed toward advancing LyondellBasell's business interests, to foster the protection and advancement of strong petrochemical and refining industries and not the personal political preferences of our executives or employees. Our strategy is grounded in safe and reliable operation of all assets. We support policies promoting reasonable regulations based on sound science; fair and equitable tax policies that promote economic investment, job creation and global competitiveness; and transportation infrastructure to meet the needs of our industry.

In all of the Company's advocacy activities, we are committed to the highest standards in corporate responsibility, compliance, and transparency. The Company discloses its U.S. federal, state and local lobbying activity and expenditures as required by law. More information is available on our website at *www.LyondellBasell.com* by clicking "Sustainability," then "Public Policy & Political Engagement."

Dutch Corporate Governance Code

As a Dutch incorporated entity, we are subject to the Dutch Corporate Governance Code. The Code, most recently amended in 2016 and a copy of which can be found at *www.mccg.nl/english*, is a statement of principles and best practices for Dutch companies with an emphasis on integrity, transparency, and accountability as the primary means of achieving good governance. The Code's compliance principle is "comply-or-explain," which permits a Dutch company to comply with the best practices outlined in the Code or explain why the company has chosen to apply different practices.

The principles and practices prescribed by the Code are largely consistent with NYSE and SEC requirements and best practices for U.S. companies. In our Dutch Annual Report, which accompanies our 2020 Dutch Annual Accounts and can be found on our website at *www.LyondellBasell.com* by clicking "Investors," then "Company Reports," we disclose those instances where we have chosen to apply practices that differ from the Code. In general, these instances arise from our decision to apply practices that are more common or appropriate for NYSE traded companies than those called for by the Code. For example, although the Board's categorical standards for director independence incorporate the standards of both the Code and the NYSE, our Board has chosen to apply the standards of the NYSE where the two conflict, including with respect to the independence classification of directors nominated by Access Industries, a greater than 10% shareholder. Our Board believes that application of the NYSE independence standards is more appropriate for LyondellBasell, which is listed only on the NYSE and not on any exchange in the Netherlands. Our Board further believes that the service of Access nominees on the Company's key independent committees provides those committees with shareholder perspective and the significant skills, experience, and qualifications of these directors, to the benefit of the Board, the Company, and our stakeholders more generally.

Related Party Transactions

We have adopted a written Related Party Transaction Approval Policy, which requires the disinterested members of the Audit Committee to review and approve certain transactions that we may enter into with related parties, including members of the Board, executive officers, and certain shareholders. The policy applies to any transaction:

▌ in the ordinary course of business with an aggregate value of $25 million or more;

▌ not in the ordinary course of business, regardless of value; or

▌ with a value of $120,000 or more and in which an executive officer or non-executive director has a direct or indirect material interest.

Related party relationships are identified and disclosed on an ongoing basis, as well as through responses to annual questionnaires completed by all directors, director nominees, and executive officers.

The Audit Committee reviews all the relevant facts of each related party transaction, including the nature of the related person's interest in the transaction, and determines whether to approve the transaction by considering, among other factors, (i) whether the terms of the transaction are fair to the Company and on the same basis as those which could be obtained from non-related parties, (ii) the business reasons for the Company to enter into the transaction, (iii) whether the related party transaction would impair the independence of any independent Board member, and (iv) whether the transaction would present an improper conflict of interest for any director or executive officer of the Company. No director votes on approval or, unless requested by the Audit Committee, participates in the discussion of a related party transaction in which he or she has an interest. The Audit Committee also conducts an annual review of all transactions with related parties, including those that do not meet the thresholds for related party transactions described above.

The following is a description of related party transactions in existence since the beginning of fiscal year 2020.

ACCESS INDUSTRIES

In 2010, we entered into certain agreements with affiliates of Access Industries, including a registration rights agreement, which obligates us to register and bear the costs for the resale of equity securities owned by Access Industries or its affiliates, and a nomination agreement. Pursuant to the nomination agreement, Access Industries has the right to nominate individuals for appointment to the Board if certain ownership thresholds are met. Access Industries currently owns more than 18% of our outstanding shares and has nominated Messrs. Benet, Buchanan, and Cooper pursuant to the nomination agreement. The Company entered into these agreements with Access Industries before it became publicly traded and the Related Party Transaction Approval Policy was adopted. Amendments to the nomination agreement are approved by disinterested directors.

CALPINE CORPORATION

Calpine Corporation, the owner and operator of power plants across the United States and Canada, supplies power and steam to the Company's Houston refinery and electricity to certain other U.S. sites and is owned by a group of investors including a minority investment by Access Industries. The Audit Committee has reviewed and approved, most recently in October 2020, the Company's contracts with Calpine, which were determined to be on terms fair to the Company and more advantageous than those offered by other parties. In 2020, the Company purchased approximately $62 million of power, steam, and water from Calpine and sold approximately $13 million of excess gas and raw water to Calpine.

PLASTO-CARGAL GROUP

From time to time, the Company's Advanced Polymer Solutions segment sells certain additives to Plasto-Cargal Group, a manufacturer of plastic container and film products, in which Access Industries holds an indirect minority investment. Sales are conducted in the ordinary course and no approval is required under the Company's Related Party Transaction Approval Policy; however, the Audit Committee has reviewed and approved the continuation of such transactions, which totaled less than $0.5 million for 2020.

OTHER TRANSACTIONS & RELATIONSHIPS

The Board was also made aware of, and considered the fairness of, certain transactions and relationships between the Company and other organizations where our directors and director nominees have relationships. These transactions and relationships were also considered in evaluating the independence of the non-executive members of our Board and the outside commitments of our executive director, Mr. Patel.

Each commercial transaction described below was entered into on an arm's-length basis in the ordinary course of business, and no director initiated or participated in negotiation of the relevant purchases or sales.

- **Access:** Mr. Benet is CEO of Access Industries and a director of Warner Music, a majority-owned investment of Access Industries; Mr. Buchanan is an adviser to Access Industries and Non-Executive Chairman of its Advisory Board, which advises on portfolio strategy; and Mr. Cooper is CEO and a director of Warner Music.
- **Bindra:** The Company licenses certain technology and engineering services to HPCL-Mittal Energy Limited, where Mr. Bindra is a director.
- **Buchanan:** The Company has engaged Bain & Company, where Mr. Buchanan was previously a partner and continues in a limited and unrelated advisory role, for certain consulting services.
- **Chase:** The Company sells certain intermediates and derivatives products to The Plaza Group, a petrochemical marketing company, where Mr. Chase is a director.
- **Dicciani:** The Company purchases industrial gases from, and sells crude hydrogen to, Linde plc, where Ms. Dicciani is a director, and Linde provides technical services to certain Company sites in Europe which license its technology. The Company sells temporary chemical diverters for well completion to Halliburton, where Ms. Dicciani is a director.
- **Farley:** The Company purchases measurement products and receives site engineering services from TechnipFMC, where Ms. Farley is a director.
- **Hanley:** The Company sells polymer products to Shawcor Ltd., where Mr. Hanley is currently a director. Mr. Hanley is not standing for re-election to Shawcor's board of directors in 2021.
- **Patel:** The Company receives transportation services from Union Pacific Corporation, where Mr. Patel is currently a director. Mr. Patel is not standing for re-election to Union Pacific's board of directors in 2021. The Company sells temporary chemical diverters for well completion to Halliburton, where Mr. Patel is a director.

Indemnification

We indemnify members of our Board to the fullest extent permitted by law so they will be free from undue concern about personal liability in connection with their service to the Company. Our Articles of Association establish this indemnification right, and we have also entered into agreements with each of our non-executive directors and our CEO contractually obligating us to indemnify them.

DIRECTOR COMPENSATION

Our Nominating and Governance Committee reviews director compensation on an annual basis and recommends any changes in compensation determined advisable. The Board seeks to award compensation that fairly compensates directors for the work required by membership on our Board and aligns director interests with those of our shareholders. The Nominating and Governance Committee periodically receives advice from Pearl Meyer & Partners, LLC ("Pearl Meyer"), the Board's independent compensation consultant, on director compensation practices and gives consideration to the qualifications and caliber of the Company's directors and significant commitment required for service on our Board, including the additional time and effort required by overseas travel for a majority of our Board meetings.

Following its annual review in November 2020, the Nominating and Governance Committee recommended no changes to director compensation and approved the continuation of the existing director compensation policy as further described below. No increases to director pay have been approved since 2014, apart from an increase in the annual retainer for the Board Chair in connection with the election of Mr. Aigrain to the role in 2018 and the expansion of Chair duties (including in support of the Company's strategic growth initiatives) and time commitment and travel required for the role.

> Excluding Chair, **7** years with no director pay increase

Our non-executive directors receive cash compensation and equity compensation, in the form of restricted stock units ("RSUs"), for their service on the Board and its committees. Members of the Board have the option to elect to receive all or a portion of the cash component of their compensation in Company shares. Our CEO does not receive any additional compensation for his service as a director.

Compensation

Board Retainer	Cash	$115,000 ($325,000 for Chair)
	RSUs	Valued at $170,000 ($325,000 for Chair)
Committee Retainers	Members	$10,000 ($15,000 for Audit Committee)
(excluding Executive Committee)	Chairs	$20,000 ($27,500 for Audit and Compensation and Talent Development Committee Chairs)

In addition to the retainers shown above, we provide members of the Board with a cash payment of $5,000 for each intercontinental trip taken in performing board service.

Share Ownership Guidelines

Members of our Board are subject to Share Ownership Guidelines. Under the Share Ownership Guidelines, non-executive directors are prohibited from selling any shares of the Company until they own shares that are valued at no less than six times their annual cash retainer for Board service, or $690,000 for all directors other than our Chair, whose ownership requirement is $1,950,000. Once a director has reached his or her required ownership level, he or she may not sell shares that would bring ownership below the threshold level.

Prohibition on Hedging and Pledging Shares

Pursuant to our Policy Prohibiting Insider Trading, directors are prohibited from purchasing, selling, or writing options on the Company's shares, engaging in short sales, participating in other derivative or short-term purchase or sale transactions, or otherwise engaging in transactions that would enable them to hedge against any decrease in our share price. Directors are also prohibited from pledging Company shares as collateral for personal loans or other obligations, including holding shares in a brokerage margin account. These restrictions extend to directors' immediate family members and certain related entities and are intended to keep the interests of our directors aligned with the long-term interests of the Company and our shareholders.

DIRECTOR COMPENSATION IN 2020

Name	Fees Earned or Paid in Cash ($)[3]	Stock Awards ($)[4]	All Other Compensation ($)[5]	Total ($)
Jacques Aigrain	345,235	325,027	5,000	675,262
Lincoln Benet	145,099	170,016	–	315,115
Jagjeet Bindra	150,102	170,016	12,040	332,158
Robin Buchanan	135,092	170,016	–	305,108
Stephen Cooper	–	292,884	2,040	294,924
Nance Dicciani	–	323,273	2,040	325,313
Claire Farley	145,099	170,016	2,040	317,155
Isabella Goren[1]	140,095	170,016	7,040	317,151
Michael Hanley	152,604	170,016	7,040	329,660
Albert Manifold	140,095	170,016	–	310,111
Rudy van der Meer[2]	55,051	–	2,040	57,091

(1) Ms. Goren is not standing for re-election to the Board at the Annual Meeting.

(2) Mr. van der Meer retired from the Board on May 29, 2020.

(3) Includes retainers for services earned or paid through December 31, 2020. Mr. Cooper and Ms. Dicciani elected to receive the cash component of their 2020 compensation in the form of shares of our common stock.

(4) Represents annual grants of RSUs for all directors (other than Mr. van der Meer) and shares of stock issued in lieu of cash compensation for Mr. Cooper and Ms. Dicciani.

The annual grants of RSUs are made in conjunction with the Board's regularly scheduled meeting in May of each year. The terms of the RSUs provide for vesting one year from the date of grant and for cash dividend equivalent payments when dividends are paid on the Company's shares. In 2020, the annual grant for each continuing director, other than Mr. Aigrain, was 2,640 units. Mr. Aigrain received 5,047 units. These awards are the only stock awards outstanding at 2020 fiscal year-end for the non-executive directors. In accordance with FASB Topic ASC 718, Compensation – Stock Compensation ("ASC 718"), the grant date fair value of the awards is the number of units granted times the fair market value of our shares on that date. See Note 15 to the Consolidated Financial Statements included in our Form 10-K for the year ended December 31, 2020 for a description accounting for equity-based compensation.

The shares received in lieu of cash compensation are issued at the same time quarterly cash payments for retainers and travel fees are otherwise made. The number of shares issued is based on the average of the closing price of the Company's shares over the quarter in which the compensation was earned. The shares issued in lieu of cash compensation in 2020 were as follows: Mr. Cooper – 1,788 shares and Ms. Dicciani – 2,249 shares.

(5) Includes $5,000 for each intercontinental trip taken for work performed for the Company, other than for Mr. Cooper and Ms. Dicciani, each of whom received shares as compensation for their travel fees. Also includes benefits in kind related to tax preparation and advice related to the directors' UK and Dutch tax returns and payments. The Company provides these services, through a third party, to members of our Board because of our unique incorporation and tax domicile situation.

ITEM 2 DISCHARGE OF DIRECTORS FROM LIABILITY

☑ **The Board recommends that you vote FOR the discharge of our directors from liability for the performance of their duties in 2020.**

Under Dutch law, shareholders may discharge the Company's Board of Directors from liability in connection with the exercise of duties during the most recently completed fiscal year. The discharge does not affect any potential liability under the laws of The Netherlands relating to liability upon bankruptcy and does not extend to matters that have not been disclosed to shareholders. It is proposed that shareholders resolve to discharge the Company's executive and non-executive directors in office in 2020 from liability in connection with the exercise of their respective duties during the year.

ITEM 3 ADOPTION OF DUTCH STATUTORY ANNUAL ACCOUNTS

☑ **The Board recommends that you vote FOR the adoption of our 2020 Dutch statutory annual accounts.**

At the Annual Meeting, you will be asked to adopt our Dutch statutory annual accounts for the year ended December 31, 2020, as required under Dutch law and our Articles of Association. Our Dutch statutory annual accounts are prepared in accordance with international financial reporting standards ("IFRS") and Dutch law. A copy of the 2020 Dutch statutory annual accounts can be accessed through our website at *www.LyondellBasell.com* by clicking "Investors," then "Company Reports," and may be obtained free of charge by request to our Corporate Secretary at *CorporateSecretary@LyondellBasell.com* or LyondellBasell Industries, 4th Floor, One Vine Street, London W1J 0AH, United Kingdom, Attention: Corporate Secretary.

The Company paid an aggregate of $4.20 per share in dividends from its 2020 Dutch statutory annual accounts, for a total of approximately $1.4 billion. This includes interim dividends of $1.05 per share paid in each of the second, third and fourth quarters of 2020 and the first quarter of 2021.

DISCUSSION OF DIVIDEND POLICY

Pursuant to the Dutch Corporate Governance Code, we provide shareholders with an opportunity to discuss our dividend policy and any major changes in that policy each year at our annual general meeting.

Our dividend policy continues to be to pay a consistent quarterly dividend, with the goal of increasing the dividend over time. Through March 31, 2021, we have paid an aggregate of approximately $16.8 billion in dividends since we began our dividend program in 2011, increasing the dividend payments from $0.10 per share in the second quarter of 2011 to the current rate of $1.05 per share. The Company's strong balance sheet and results of operations support the continuation of this dividend program.

Pursuant to our Articles of Association, the Board has determined the amount, if any, out of our annual profits to be allocated to reserves prior to the payment of dividends. The portion of our annual profits that remains after the reservation is available for dividend payments as approved by shareholders. The determination to pay any dividends will be made after a review of the Company's expected earnings, the economic environment, financial position, and prospects of the Company, and any other considerations deemed relevant by the Board.

ITEM 4 APPOINTMENT OF PRICEWATERHOUSECOOPERS ACCOUNTANTS N.V. AS THE AUDITOR OF OUR DUTCH STATUTORY ANNUAL ACCOUNTS

☑ **The Board recommends that you vote FOR the appointment of PricewaterhouseCoopers Accountants N.V. ("PwC N.V.") as the auditor of our 2021 Dutch statutory annual accounts.**

The Board has selected PwC N.V. to serve as the auditor of our Dutch statutory annual accounts to be prepared in accordance with IFRS for the year ending December 31, 2021, and, in accordance with our Articles of Association, we are requesting that shareholders appoint PwC N.V. as auditor of such annual accounts. PwC N.V. has acted as the auditor of our Dutch statutory annual accounts since 2010. Representatives of PwC N.V. will be present at the Annual Meeting either in person or by joining the teleconference and may be questioned by shareholders in relation to PwC N.V.'s report on the fairness of the financial statements.

ITEM 5 RATIFICATION OF PRICEWATERHOUSECOOPERS LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

☑ **The Board recommends that you vote FOR the ratification of PricewaterhouseCoopers LLP ("PwC") as our independent registered public accounting firm for 2021.**

The Board has selected PwC to serve as our independent registered public accounting firm for the year ending December 31, 2021. PwC has acted as our independent registered public accounting firm since 2010. The Audit Committee, which annually recommends selection of the Company's independent accountants, reviews PwC's performance and independence on an ongoing basis and believes the continued retention of PwC as the Company's independent registered public accounting firm for 2021 is in the best interest of the Company and its stakeholders.

Although shareholder ratification of the selection of PwC is not required, our Board is submitting the selection to shareholders for ratification because we value our shareholders' views on the Company's auditors. If our shareholders fail to ratify the selection of PwC, it will be considered as notice to the Board and Audit Committee to consider the selection of a different firm. Even if the selection is ratified, the Audit Committee, in its discretion, may recommend that the Board select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interest of the Company and its stakeholders.

Representatives of PwC are not expected to attend the Annual Meeting; however, representatives of PwC N.V., the auditor of the Company's Dutch statutory annual accounts, will be present at the Annual Meeting either in person or by joining the webcast and will have the opportunity to respond to appropriate shareholder questions and make a statement if they desire to do so.

PROFESSIONAL SERVICES FEE INFORMATION

Fees for professional services provided by PwC in each of the last two fiscal years, in each of the following categories, were as follows:

(in millions)	2020	2019
Audit Fees	$ 10.0	$ 10.4
Audit-Related Fees	1.1	0.4
Tax Fees	0.5	0.8
All Other Fees	−	−
TOTAL	**$ 11.6**	**$ 11.6**

Audit fees consist of the aggregate fees and expenses billed or expected to be billed for professional services rendered by PwC for the audit of our consolidated financial statements, the review of financial statements included in our Quarterly Reports on Form 10-Q, and services that are normally provided by an independent auditor in connection with statutory and regulatory filings or engagements, including comfort letters, statutory audits, attest services, and consents.

Audit-related fees consist of the aggregate fees billed for assurance and related services by PwC that are reasonably related to the performance of its audit or review of the Company's financial statements and are not reported as audit fees herein. This category includes fees related to audits of benefit plans; agreed-upon or expanded audit procedures relating to accounting records required to respond to or comply with financial, accounting, or regulatory reporting requirements; and consultations as to the accounting or disclosure treatment of transactions or events and/or the actual or potential impact of final or proposed rules, standards, or interpretations by regulatory or standard-setting bodies.

Tax fees consist of international tax compliance and corporate tax consulting.

The Audit Committee has adopted procedures for the approval of PwC's services and related fees. Each year, the Audit Committee discusses the scope of the audit plan with PwC and all audit and audit-related services, tax services, and other services for the upcoming fiscal year are provided to the Audit Committee for pre-approval. The services, which may be provided in the upcoming twelve-month period, are grouped into significant categories substantially in the format shown above.

The Audit Committee is updated on the status of all PwC services and related fees on a periodic basis or more frequently as matters warrant. In 2020 and 2019, the Audit Committee pre-approved all audit, audit-related, tax and other services performed by PwC.

As set forth in the Audit Committee Report below, the Audit Committee has considered whether the provision of non-audit services by PwC is compatible with maintaining auditor independence and has determined in the affirmative with respect to the services provided in 2020.

AUDIT COMMITTEE REPORT

The role of the Audit Committee is, among other things, to oversee the Company's financial reporting process on behalf of the Board, to recommend to the Board whether the Company's financial statements should be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (the "Annual Report"), and to select the Company's independent auditor for ratification by shareholders. Company management is responsible for the Company's financial statements as well as for its financial reporting process, accounting principles, and internal controls. The Company's independent auditor is responsible for performing an audit of the Company's financial statements and expressing an opinion as to the conformity of such financial statements with accounting principles generally accepted in the United States.

The Audit Committee has reviewed and discussed the Company's audited financial statements as of and for the year ended December 31, 2020 with management and PricewaterhouseCoopers LLP ("PwC"), the Company's independent registered public accounting firm for the fiscal year ended December 31, 2020. In addition, the Audit Committee has taken the following steps in making its recommendation that the Company's financial statements be included in the Annual Report:

▌ First, the Audit Committee discussed with PwC those matters required to be discussed by Public Company Accounting Oversight Board (United States) Auditing Standard 1301 Communications with Audit Committees, including information regarding the scope and results of the audit. These communications and discussions are intended to assist the Audit Committee in overseeing the financial reporting and disclosure process.

▌ Second, the Audit Committee discussed with PwC its independence and received from PwC the written disclosures and the letter concerning PwC's communications with the Audit Committee concerning independence as required under applicable independence standards for auditors of public companies. This discussion and disclosure helped the Audit Committee in evaluating such independence. The Audit Committee also considered whether, and concluded that, PwC's provision of other non-audit services to the Company is compatible with the auditor's independence.

▌ Third, the Audit Committee met periodically with members of management, including the head of the Company's internal audit and internal controls functions, and PwC to review and discuss internal control over financial reporting. Further, the Audit Committee reviewed and discussed management's report on internal control over financial reporting as of December 31, 2020, as well as PwC's report regarding the effectiveness of internal control over financial reporting.

▌ Finally, the Audit Committee reviewed and discussed with the Company's management and PwC the Company's audited financial statements as of and for the year ended December 31, 2020, including the acceptability and appropriateness of the accounting principles applied, the reasonableness of significant judgments, and the clarity of the disclosure.

The Audit Committee also discussed with the head of the Company's internal audit department and PwC the overall scope and plans of their respective audits. The Audit Committee meets periodically with both the head of the internal audit department and PwC, with and without management present, to discuss the results of their examinations and their respective evaluations of the Company's internal control over financial reporting.

In the performance of their oversight function, the members of the Audit Committee necessarily relied upon the information, opinions, reports, and statements presented to them by Company management and by PwC as the Company's independent registered public accounting firm.

Based on the reviews and discussions explained above (and without other independent verification), the Audit Committee recommended to the Board of Directors (and the Board of Directors approved) that the Company's financial statements be included in the Annual Report. The Audit Committee has also approved the selection of PwC as the Company's independent registered public accounting firm for fiscal year 2021.

The Audit Committee

Michael Hanley, *Chair*
Jagjeet Bindra
Bella Goren
Albert Manifold

ITEM 6 ADVISORY VOTE ON EXECUTIVE COMPENSATION (SAY-ON-PAY)

☑ **The Board recommends that you vote FOR the approval, on an advisory basis, of the compensation of the Company's Named Executive Officers as disclosed in this proxy statement.**

We believe that LyondellBasell's executive compensation program supports our executive compensation philosophy and goals, drives performance, encourages an appropriate sensitivity to risk, and increases shareholder value. Our philosophy, which is set by the Compensation and Talent Development Committee, is intended to align each executive's compensation with the Company's short-term and long-term performance and to provide the compensation and incentives needed to attract, motivate, and retain high-caliber executives who are crucial to our long-term success.

A significant portion of the total compensation opportunity for each of our executives is directly tied to the Company's progress against our strategic and operating goals.

We implement our philosophy and achieve our program goals by following certain key principles, including:

▌ positioning total direct compensation and each individual element of executive compensation near the median of our peer group companies, with consideration given to the relative complexity of comparable executive roles;

▌ aligning short-term incentive awards with annual operating, financial, and strategic objectives, while taking into account the realities of a cyclical industry and rewarding differential performance rather than favorable or unfavorable market circumstances; and

▌ rewarding absolute and relative performance over time through long-term equity incentive awards.

RESULTS OF LAST YEAR'S SAY-ON-PAY VOTE

Our executive compensation program received substantial shareholder support and was approved, on an advisory basis, by approximately 97% of votes cast at the 2020 annual general meeting of shareholders. Our Compensation and Talent Development Committee and Board believe this level of approval of our executive compensation program demonstrates our shareholders' strong support of our compensation philosophy and goals and the decisions made by the Compensation and Talent Development Committee. They also believe the consistently high level of shareholder support for our executive compensation is a result of our Compensation and Talent Development Committee's commitment to compensating our executives in a manner that ensures a strong link between pay and performance and is reflective of our philosophy and goals, market best practices, and strong shareholder engagement.

PAY FOR PERFORMANCE IN 2020

The Compensation and Talent Development Committee believes that the compensation of our Named Executive Officers for 2020 is reasonable and appropriate, is supported by the Company's performance, and works to ensure management's interests align with increasing shareholder value. The Board requests that you consider the structure of our executive compensation program in connection with our 2020 performance, which is more fully discussed in the Compensation Discussion and Analysis ("CD&A") section of this proxy statement that follows. The CD&A explains how we implement our compensation philosophy and goals and how we apply these principles to our compensation program.


2021 ADVISORY VOTE ON EXECUTIVE COMPENSATION

In accordance with Section 14A of the Securities Exchange Act of 1934, we are requesting that shareholders vote on an advisory basis to approve the compensation of our Named Executive Officers in 2020, as described in this proxy statement. Shareholders have the opportunity to share their opinion regarding our executive compensation program by voting for or against the following resolution:

"RESOLVED, that the Company's shareholders approve, on an advisory basis, the compensation of the Named Executive Officers as disclosed in the Company's proxy statement for the 2021 Annual General Meeting of Shareholders, including the Compensation Discussion and Analysis, the Summary Compensation Table and other related tables and disclosure."

Although the advisory vote is non-binding, the Board values our shareholders' opinions. The Compensation and Talent Development Committee will review the results of the vote and consider shareholders' input when considering future decisions regarding our executive compensation programs. If you have concerns relating to our executive compensation programs, we encourage you to contact us. A vote against this proposal will not provide the Compensation and Talent Development Committee with information about shareholders' specific concerns.

The Company provides for annual say-on-pay votes, and accordingly the next say-on-pay vote will occur at our 2022 annual general meeting of shareholders.

COMPENSATION DISCUSSION AND ANALYSIS

This section explains the decisions made concerning the compensation of the Company's Named Executive Officers ("NEOs") for fiscal year 2020. It also describes the Company's compensation philosophy, our executive compensation program, the process our Compensation and Talent Development Committee (the "Compensation Committee") followed, and the factors the Compensation Committee considered in determining the amount of compensation awarded. The NEOs for 2020 and their current positions are provided below.



BOB PATEL
CHIEF EXECUTIVE
OFFICER



MICHAEL MCMURRAY
EVP AND CHIEF
FINANCIAL OFFICER



TORKEL RHENMAN
EVP – GLOBAL
INTERMEDIATES &
DERIVATIVES
AND REFINING



KEN LANE
EVP – GLOBAL
OLEFINS &
POLYOLEFINS



JEFF KAPLAN
EVP AND CHIEF
LEGAL OFFICER

Mr. Coombs, our former EVP, Global Manufacturing, Projects, and Refining, retired from his position effective August 1, 2020 and is also included as an NEO.

EXECUTIVE SUMMARY

2020 Performance Highlights

In 2020, the pandemic and market headwinds created a challenging environment for our Company. Lower demand impacted volumes and margins across all parts of our business and especially in our refining and oxyfuels businesses. The Company demonstrated continued cost discipline and extended our track record of efficient cash generation, but reported overall EBITDA results below our original expectations for the year.


$1.4 B
Net Income


$3.3 B
EBITDA


$4.24
Diluted EPS


$3.4 B
Cash from Operating Activities


$1.4 B
Paid in Dividends

$1.9 B
Net Income
ex. LCM and impairment

$3.9 B
EBITDA
ex. LCM and impairment

$5.61
Diluted EPS
ex. LCM and impairment

Through the difficult market environment, the Company continued to operate efficiently and safely, maintaining our dividend and capitalizing on opportunities to grow and invest in our future.

▌ We maintained our commitment to GoalZERO and working together to reduce and eliminate incidents, reporting top-decile TRIR while continuing to produce materials needed for facemasks, disinfectants, and COVID-19 testing supplies. Our commitment to safety extends beyond operations, and in 2020 we rapidly implemented new COVID-19 health and social distancing protocols and transitioned a large number of office employees to remote work. To date, our measures have resulted in zero instances of confirmed workplace transmission across our global operations.

▌ We took action early in the COVID-19 pandemic to maximize liquidity through aggressive working capital management and proactive financings, and we supported liquidity through continuing cost discipline, both in our day-to-day operations and by deferring non-safety-related capital expenditures. We funded our dividend and capital investments through cash generated from operating activities.

▌ We continued our investment in growth, establishing a new integrated cracker joint venture with Bora in China; advancing our joint venture with Sinopec to manufacture propylene oxide and styrene monomer in China; and acquiring a 50% stake in a new Louisiana-based integrated polyethylene joint venture with Sasol. We successfully started up the *Hyperzone* polyethylene project and completed global integration of the businesses acquired from A. Schulman in late 2018.

Sustainability. Building on several years of increased focus on sustainability issues, including significant investments in mechanical and chemical recycling, 2020 saw the progression of our sustainability programs and goals. We defined our sustainability strategy and focus areas and announced a new target to produce and market 2 million metric tons of recycled and renewable-based polymers annually by 2030. We also aligned our annual Sustainability Report disclosures with the Global Reporting Initiative and Sustainability Accounting Standards Board frameworks and joined the United Nations Global Compact, the world's largest corporate sustainability initiative. We recognize the extent and immediacy of the challenges facing our world, including eliminating plastic waste in the environment, addressing climate change, and supporting a thriving society, and we are taking action – today – to help address them.

Pay for Performance. As a result of our strong pay-for-performance culture, below target EBITDA resulted in an annual bonus payout for 2020 at 66% of target. There was no payout under the Company's performance share units ("PSUs") for the three-year performance period ended December 31, 2020 due to relative total shareholder return ("TSR") performance. The performance metrics under the Company's annual bonus program and PSUs are described under "2020 Executive Compensation Decisions in Detail."

Key Compensation Practices

Our executive compensation practices support our pay for performance philosophy, align our executives' interests with those of our shareholders, and reflect best governance without encouraging unnecessary risk-taking.

What We Do
☑ **Pay for performance.** We tie a significant amount of compensation to our financial, business, and strategic goals.
☑ **Emphasize long-term performance.** We balance long-term and short-term incentives and use long-term equity incentive awards, including PSUs, RSUs, and stock options, to reward sustained long-term performance.
☑ **Double-trigger vesting.** We provide for "double-trigger" vesting in connection with any change-in-control event.
☑ **Clawbacks.** We have adopted strong clawbacks so we can recover performance-based compensation in certain circumstances.
☑ **Share ownership guidelines.** We restrict our executives' and directors' ability to sell shares unless they first meet robust share ownership guidelines.
☑ **Independent compensation consultant.** We engage an independent consultant to advise on executive compensation matters, and our independent Compensation and Talent Development Committee meets regularly with the consultant in executive session.
☑ **Peer group benchmarking.** We use appropriate peer groups when establishing compensation.
☑ **Annual say-on-pay.** We hold an annual say-on-pay advisory vote.

What We Don't Do
☒ **Excise tax gross-ups.** We do not provide for excise tax gross-ups in connection with change-in-control events or terminations.
☒ **Hedging or pledging.** We do not allow our officers and directors to hedge or pledge our stock.
☒ **Guaranteed bonuses.** We do not pay guaranteed or multi-year bonuses.
☒ **Automatic compensation increases.** We do not automatically increase executive base salaries each year or make lock-step changes in compensation based on peer group compensation levels or metrics.
☒ **Reprice or exchange underwater options.** We do not permit option repricing or the buyout of underwater options without shareholder approval.

Say-on-Pay and Shareholder Outreach

Our executive compensation program has received substantial and consistent shareholder support over the past several years. At the 2020 annual general meeting of shareholders, approximately 97% of votes were cast in favor of our executive compensation program. Our Compensation and Talent Development Committee (the "Compensation Committee") and Board believe that this consistent high level of support from our shareholders is a result of our commitment to ensuring that our executives are compensated in a manner that provides a strong link between pay and performance.

The Compensation Committee and Board value our shareholders' insights and are committed to ongoing, regular dialogue with shareholders regarding executive compensation, among other matters. We consider shareholder feedback, evolving business needs, and our desire to maintain a strong link between executive pay and performance when evaluating our compensation program.

Recent Shareholder Support for Say-on-Pay		
95% 2018	**94%** 2019	**97%** 2020

CEO Performance and Compensation Decisions

Each February, the Compensation Committee reviews CEO performance and compensation and approves our CEO's annual bonus payout for the prior year as well as any changes to his base salary, target bonus, or the grant date value of long-term incentive ("LTI") awards. In setting target compensation, the Committee considers median compensation levels at our peer group companies, as well as the other factors described under "Competitive Positioning and Our Peer Group," below. When evaluating compensation for our CEO, Mr. Patel, specifically, the Committee also takes into account the Company's flat organization (with no Chief Operating Officer or President and the heads of each function or business reporting directly to the CEO) and Mr. Patel's resulting expanded role and additional responsibilities.

The Compensation Committee approved a slight decrease to our CEO's target compensation (base salary, target bonus, and grant date value of equity awards) for 2020, reducing LTI from 2019 and returning compensation to the same level as 2018.

In recognition of the central role Mr. Patel plays in shaping and executing on the Company's strategy, the CEO's overall performance is measured by considering the performance of the Company, as a whole, with respect to its financial, operational, and strategic goals. To assess Mr. Patel's overall performance, the Compensation Committee considered the Company's 2020 performance in:

▌ Navigating the COVID-19 pandemic, including safety, operational, and financial implications

  ▌ The COVID-19 response included swift actions to establish outbreak-related standards and protocols for social distancing and remote work, resulting in zero confirmed workplace COVID transmissions to date

  ▌ In addition, the Company proactively managed liquidity and maximized cash flow by reducing inventory and non-safety-related capex; monetized foreign exchange and interest rate swaps; and succeeded in funding dividends and capital expenditures through operating cash flow

▌ Continuing to make progress on talent management, including through the formation of a strategic executive committee, the appointment of a Chief Talent & Diversity Officer, and the establishment of a diversity, equity, and inclusion (DEI) leadership council and program

▌ Completing the integration of (former) A. Schulman businesses, now part of the Advanced Polymer Solutions segment

▌ Continuing to advance the Company's sustainability initiatives and commitments, including announcement of a goal to produce and market 2 million metric tons of recycled and renewable-based polymers annually by 2030

▌ Continuing to return significant capital to shareholders through dividends and continued cost discipline across the Company, balanced with challenges in financial performance due to the global pandemic and prolonged lower oil price environment

In addition, the Board considered Mr. Patel's vision and leadership in delivering on LyondellBasell's value-driven growth strategy and advancing the Company's strategic objectives against the backdrop of the unprecedented pandemic, including:

▌ In China, completing the integrated ethylene and polyethylene joint venture with Bora Liaoning Enterprises and advancing a new propylene oxide and styrene monomer joint venture with Sinopec

▌ In the United States, acquiring a 50% stake in an integrated ethylene and polyethylene joint venture with Sasol in a transaction that was negotiated, signed, and closed during the ongoing pandemic

▌ Successfully starting up the *Hyperzone* project on the U.S. Gulf Coast, which translated the Company's new proprietary polyethylene technology from pilot plant to full-scale commercial operation and has now successfully produced all grades of high molecular weight film, pipe, small blow molding, and large container resins

In consideration of the Company's achievements and financial results in 2020, including EBITDA that fell below the Company's adjusted budget for the year, Mr. Patel was paid an annual bonus of $1,663,200 under the Company's short-term incentive (STI) program. This payout reflects Company performance at 66% of target (as described in detail on pages 51-54). Mr. Patel received long-term incentive awards consisting of PSUs, RSUs, and stock options with an aggregate grant date value of $11,812,570.

WHAT GUIDES OUR PROGRAM

Executive Compensation Philosophy

Our executive compensation program is designed to:

▌ Take into account the realities of a cyclical, commodity industry and reward differential performance

▌ Align the interests of management with those of our shareholders

▌ Encourage both short-term and long-term results

▌ Attract, retain, and incentivize the highest caliber team possible

▌ Enable us to pay high achievers above-market median compensation based on individual performance, potential, and impact to the Company's results

▌ Recognize and maintain the Company's market-leading position in HSE performance, costs, and business performance

Components of Executive Compensation

Our compensation program is structured to incorporate the following compensation components:

Component	Objective	Key Features	Performance-Based
Base Salaries	Provide a regular fixed income in recognition of job responsibilities	Determined when executives are hired or promoted into their position and reviewed annually	Individual performance is a key driver of any annual base salary adjustment. Increases are not guaranteed and must be approved by the Compensation Committee
Short-Term Incentives	Incentivize executives by aligning their compensation with key annual objectives and the results that are achieved	Target value of annual bonus is determined as a percentage of base salary. Executives earn from 0 to 200% of target based on Company results and (for executives other than the CEO) individual performance	Payout is determined by the Compensation Committee based on corporate performance and achievement of individual goals
Long-Term Incentives	Encourage executives to increase shareholder value over the long term and support talent retention	Target value of LTI awards at grant is determined as a percentage of base salary **PSUs** – three-year performance period, vest from 0 to 200% of target **RSUs** – generally cliff vest after three years **Options** – vest ratably over three years; expire ten years from grant; exercise price is fair market value at date of grant	Value of all LTI awards varies in relationship to changes in share price PSUs pay out based on Company performance, as determined by the Compensation Committee. For PSUs granted in 2018, 2019, and 2020, performance is based solely on TSR relative to peers

Compensation Mix

Our executive compensation program emphasizes the alignment of pay with performance and shareholder value creation, and the mix of compensation components for our NEOs is heavily weighted toward performance-based and variable compensation. Our CEO's compensation package emphasizes performance-based and variable compensation even more than those of the other NEOs to reflect the fact that the CEO's actions have the greatest influence on the Company's overall performance. For 2020, the Total Target Direct Compensation ("TTDC") of our NEOs was as follows:


CEO
10% Base Salary
15% Target Bonus
37% PSUs
19% RSUs
19% Options
90% PERFORMANCE-BASED OR VARIABLE


ALL OTHER NEOs
21% Base Salary
19% Target Bonus
30% PSUs
15% RSUs
15% Options
79% PERFORMANCE-BASED OR VARIABLE

The Decision-Making Process

The Compensation and Talent Development Committee (the "Compensation Committee") oversees our executive compensation program, working closely with its independent consultant to ensure the effectiveness of the program throughout the year. Details of the Compensation Committee's authority and responsibilities are specified in its charter, which can be found on our website at *www.LyondellBasell.com* by clicking on "Investors," then "Corporate Governance," then "Board of Directors."

THE ROLE OF THE COMPENSATION COMMITTEE

The Compensation Committee, comprising solely independent directors, is responsible for determining the compensation of our executive officers (including the NEOs) and designing our executive compensation program. With input from the Committee's independent compensation consultant, the Committee annually conducts a comprehensive analysis and assessment of our executive compensation program, including an evaluation of each component of target compensation for our executive officers, and approves TTDC for the coming year. The Committee also approves performance metrics and target performance levels for the Company's STI program and performance-based equity grants, after receiving input from management and from the HSE&O Committee regarding the design and payout for annual HSE performance metrics. Members of the Board review and provide input on the Compensation Committee's decisions relating to the compensation of our executive officers.

THE ROLE OF THE CEO

Each year, Mr. Patel presents the Compensation Committee with recommendations regarding the compensation of each of the other executive officers (including the other NEOs). These recommendations are based on his assessment of each executive's performance, the performance of the executive's business unit or function, benchmark information, and retention risk. Mr. Patel also provides input on the overall executive compensation program design. The Committee reviews Mr. Patel's recommendations and makes adjustments as it deems appropriate. Mr. Patel does not have any role in the Committee's determination of his own compensation.

THE ROLE OF THE INDEPENDENT COMPENSATION CONSULTANT

The Compensation Committee has retained Pearl Meyer as its independent compensation consultant to provide advice regarding executive compensation matters. As required by SEC rules, the Committee engaged Pearl Meyer after assessing the firm's independence and determining that the engagement of Pearl Meyer did not raise any conflict of interest or other concerns.

The services provided by Pearl Meyer generally include advising on the design of our executive compensation program and evolving industry practices, providing market data and analysis regarding the competitiveness of our executive compensation program, and evaluating proposed compensation decisions and program updates. Additionally, Pearl Meyer attends regularly-scheduled meetings of the Compensation Committee and telephone conferences with members of the Committee or its Chair throughout the year to assist with the review and discussion of executive compensation matters.

Competitive Positioning and Our Peer Group

Annually, the Compensation Committee reviews the TTDC for each of our executive officers, which includes base salaries, target bonuses, and the grant date value of long-term incentive awards. The Committee strives to set our NEOs' TTDC and each individual component of executive compensation near the median compensation levels of our peer group companies, while considering other factors described below. A large portion of the TTDC opportunity for our NEOs is directly tied to the achievement of financial and operational metrics that measure our performance in both absolute terms and relative to peers.

The Committee reviews publicly available financial and compensation information reported by our peer group companies (described below) and general survey data. The survey data used to inform the Committee's 2020 compensation decisions was collected from the 2019 Willis Towers Watson Executive Compensation Database. This survey data reflects a combination of general industry and chemical industry compensation for executives with responsibilities similar to those of our executives.

The Committee reviews the peer group and survey data to determine the median compensation for each executive's position and then sets each executive's base salary and compensation targets for the current year. This generally involves establishing an annual bonus target and the target value of LTI awards as a percentage of base salary. Median compensation is used as a reference point for pay recommendations. Actual pay and targets vary from median based on the executive's industry experience; experience and performance in his or her role and at the Company; value of the role to the Company; internal pay parity among our executives; and any other factors the Committee deems relevant.

The compensation peer group is also used more generally when the Committee reviews our compensation program design, including the types of compensation awarded and the terms and conditions of compensation components.

OUR 2020 PEER GROUP

The Compensation Committee conducts an annual review of the Company's executive compensation peer group to determine if any changes are necessary. In choosing our peers, the Committee involves management and uses research and advice from the Committee's independent compensation consultant to inform the following approach:

1) Start with the list of current peers and identify any potential removals due to significant corporate transactions, for example, mergers, acquisitions or bankruptcies.
2) Develop a pool of potential peer companies by considering:
   ❚ Current peer companies;
   ❚ Companies within comparable Global Industry Classification Standard (GICS) sectors;
   ❚ Peers of peers;
   ❚ Peers included in various institutional investor research reports regarding the Company;
   ❚ Peers listed in shareholder advisor reports regarding the Company; and
   ❚ Peers or sectors identified as potential competitors for business or talent.
3) Screen out companies sourced in step 2 based on a combination of the following:
   ❚ Public vs. private company status;
   ❚ Company size, considering revenues, market capitalization or enterprise value, number of employees, and total assets; and
   ❚ Financial, operating and business considerations, including chemicals, heavy industrials, and refining peers that are subject to similar market factors, global footprint, and stock price correlation.

Using this process, in November of 2019, the Committee approved the removal of two 2019 peers that were recently acquired (Andeavor (now a subsidiary of Marathon Petroleum Company) and Monsanto (now a subsidiary of Bayer AG)). In addition, the Committee expanded the peer group to add the six new peers listed below.

The new peer group includes 18 companies, with the Company between the 50th and 60th percentiles for (projected) 2019 revenues (measured at the time of approval) and between the 25th and 50th percentiles for enterprise value. The Committee believes the new peer group represents a reasonable balance in terms of industry mix and financial size while providing a robust set of data points for benchmarking executive pay. In addition, the Committee believes the new peer group will provide a robust and stable data set year-over-year going forward.

2020 COMPENSATION PEER GROUP COMPANIES

Existing Peer Companies		New Peer Companies
3M Company	International Paper Company	Archer Daniels Midland Company
Caterpillar Inc.	Johnson Controls International plc	Dow, Inc.
Cummins Inc.	Marathon Petroleum Corporation	General Dynamics Corporation
Deere & Company	Phillips 66	HollyFrontier Corporation
DuPont de Nemours, Inc.	PPG Industries, Inc.	Linde plc
Honeywell International Inc.	Valero Energy Corporation	The Sherwin-Williams Company

The 2020 peer group reported 2020 revenue that ranged from approximately $11 billion to $70 billion, with a median revenue of approximately $32 billion. In comparison, the Company's 2020 revenue was approximately $28 billion. The 2020 peer group was used to develop the market data and benchmarking materials that were provided to the Compensation Committee to assist with the 2020 decision making process.

2020 EXECUTIVE COMPENSATION DECISIONS IN DETAIL

The compensation of our executive officers, including our NEOs, is reviewed and approved by the Compensation Committee at the time of each executive's hiring or promotion and annually during a regularly scheduled meeting held in February. Decisions are made based on the Company's and each executive's performance in the prior year, other than with respect to PSU payouts, for which decisions are based on Company performance over a three-year period.

February 2020 compensation decisions include the approval of 2020 base salaries; target values, criteria and metrics for the 2020 annual bonuses to be paid in 2021; and 2020 grants of annual long-term incentive awards, including PSUs, RSUs and stock options, as described on pages 55-57. In February 2021, the Committee approved payout of 2020 annual bonuses and the percentage earned for the PSUs granted in 2018 with a performance period that ended December 31, 2020.

2020 Base Salaries

The table below shows the base salaries for our NEOs in 2019 and 2020. Salary changes are generally approved at the Compensation Committee's February meeting and effective on April 1. The Committee reviews market data and considers internal pay parity when making its decisions. The Committee also considers each executive's performance during the prior year, any changes in responsibilities, and the executive's time in his or her role. The 2020 salary increases for Messrs. Rhenman, Lane, and Kaplan, each effective April 1, 2020, were intended to recognize 2019 performance and maintain alignment with the salaries of similarly positioned executives in the Company's peer group and the median of market generally.

Name	2019 Base Salary		2020 Base Salary		Increase
Bob Patel	$	1,575,000	$	1,575,000	0.0%
Michael McMurray	$	800,000	$	800,000	0.0%
Torkel Rhenman	$	750,000	$	770,000	2.7%
Ken Lane	$	750,000	$	770,000	2.7%
Jeff Kaplan	$	635,000	$	667,000	5.0%
Dan Coombs	$	686,400	$	686,400	0.0%

2020 Annual Bonus Payments

The Company's annual bonus program rewards participants for achieving the Company's annual objectives. Under this short-term incentive, or STI, program, the Compensation Committee establishes metrics and target performance levels and sets a target bonus, determined as a percentage of base salary, for each executive. In 2020, our NEOs' target bonuses were as follows:

Name	2020 Target Bonus (% of salary)
Bob Patel	160%
Michael McMurray	90%
Torkel Rhenman	90%
Ken Lane	85%
Jeff Kaplan	85%
Dan Coombs	90%

The amount of target bonus earned depends on the Compensation Committee's determination of Company and individual performance under each of the STI program metrics. STI awards for 2020 were calculated as follows:

ANNUAL BONUS CALCULATION



(1) Mr. Patel's STI payout is based entirely on Company performance. There is no individual performance component.
(2) Overall payout under the STI program will not exceed 200% of an individual's target bonus.

COMPANY PERFORMANCE – PAYOUT AT 66% OF TARGET

Payout for the Company performance component of the STI award is based on achievement of target performance levels for three metrics: business results, HSE performance, and costs, weighted as described below.

Component and weighting	Threshold	Target	Maximum	Payout
Business Results				
60% **EBITDA** Deviation from Adjusted EBITDA Budget	Actual Result: **-29%** -15.0%	0.0%	15.0%	**0%**
HSE Performance				
20% **TRIR (70%)** Injury Rate	0.49	Actual Result: **0.19** 0.22	0.15	**128%**
PSIR (30%) Process Safety Incident Rate	0.053	Actual Result: **0.031** 0.019	0.008	
Costs				
20% **Cash Fixed Costs** Deviation from Adjusted Fixed Cost Budget	3.0%	0.0%	Actual Result: **-6%** -3.0%	**200%**
	0%	← Payout → 100%	200%	
OVERALL PAYOUT				**66%**

BUSINESS RESULTS (60%)

WHY EBITDA?

We believe that EBITDA is the financial measure that best enables shareholders to gauge our profitability and assess our business results. We determine performance under this metric by comparing EBITDA to our annual EBITDA budget, after making certain non-discretionary adjustments at the end of the year to account for market tailwinds and headwinds. Our aim is to ensure that our compensation rewards differential rather than circumstantial performance. These adjustments are reviewed in detail with, and approved by, the Compensation Committee to ensure they are rigorous and support the alignment of pay and performance.

The Compensation Committee considers the Company's EBITDA relative to the adjusted EBITDA budget. No payout was earned under the business results metric for 2020 due to EBITDA that fell below the Company's adjusted EBITDA budget for the year, by 29%.

EBITDA BUDGET ADJUSTMENTS

Each year at its regularly scheduled November meeting, the Board reviews and approves the Company's annual EBITDA budget for the coming year. After completion of the year, and in order to ensure that our executives are compensated on the basis of differential rather than circumstantial performance, the Company's EBITDA budget may be adjusted in three primary ways. These adjustments can increase the EBITDA budget in an upcycle or lower the budget in a downturn, and are used as a tool to ensure the Committee pays for actual performance, not performance due to the volatility and cyclicality of the chemicals industry, which is heavily influenced by energy prices.

Specifically, these adjustments account for (i) differences between actual market margins or spreads and budget assumptions, (ii) movements in foreign-exchange rates, the mark-to-market of certain assets (e.g., precious metals), and the same fixed cost exclusions taken into account when measuring the Company's cost performance, and (iii) the budget impact of significant unanticipated events. All adjustments are reviewed and approved by the Compensation Committee and are subject to certain thresholds before an adjustment will be considered.

Adjustments for actual market margins or spreads are calculated using independent third-party sources whenever available, including IHS Markit (IHS) and Phillip Townsend Associates (PTAI). No market adjustments are made for businesses that do not have market references, including our Advanced Polymer Solutions (APS) and Technology segments. In 2020, the impact of the COVID-19 pandemic caused non-adjusted businesses such as APS, which is heavily exposed to the automotive industry, to significantly underperform EBITDA budget assumptions. Similarly, while unfavorable margins customarily have a negative impact on realized sales volumes, no adjustments are made to the EBITDA budget to account for those impacts. The shortfall between anticipated and realized sales volumes for 2020 was significant, across all segments, due to the impact of the COVID-19 pandemic.

The table below summarizes the approved adjustments, both positive and negative, to the Company's 2020 EBITDA budget by segment, which collectively reduced the EBITDA budget by 12%. To avoid disclosing competitively-sensitive information, we do not provide specific details on market impacts.

Segment(s)	Description of EBITDA Budget Adjustments
Olefins & Polyolefins – Americas	Ethylene cash margin (IHS), polyethylene spread (PTAI), and polypropylene spread (PTAI)
Olefins & Polyolefins – Europe, Asia, International	Ethylene cash margin (IHS), polyethylene spread (PTAI), and polypropylene spread (PTAI)
Intermediates & Derivatives	U.S. methanol variable margin (IHS), styrene raw material margin (IHS), and EU MTBE raw material margin (IHS)
Refining	Maya 2-1-1 crack spread, net of RINs and co-product spread
All	Foreign-exchange rate impacts, mark-to-market adjustments, and fixed cost exclusions
NET EBITDA BUDGET IMPACT	**12%**

We define EBITDA as Income from continuing operations before interest expense (net), provision for (benefit from) income taxes and depreciation and amortization. For a reconciliation of EBITDA to net income for the year ended December 31, 2020, please refer to Appendix A. At the Compensation Committee's discretion, the Company's annual EBITDA results may be adjusted for the impact of certain extraordinary events during the year. For 2020, approved EBITDA adjustments included the impacts of the U.S. Gulf Coast hurricanes and the Refinery impairment, as well as lower of cost or market adjustments.

HSE PERFORMANCE (20%)

> **WHY HSE PERFORMANCE?**
> Operating in a safe, reliable manner protects our employees, our assets, and the communities in which we operate. We believe our focus on HSE performance is the right thing to do, and it helps contain costs of operations and avoid operational upsets and reputational harm.

The Compensation Committee primarily considers the Company's performance in personal safety (70%) and process safety (30%) and has discretion to adjust the resulting payout to account for environmental incidents and extraordinary trends and circumstances. Personal safety is measured by the Company's total recordable incident rate ("TRIR"), calculated as the number of injuries per 200,000 hours worked. Process safety is measured by the Company's process safety incident rate ("PSIR"), which represents the number of Tier 1 incidents, as measured by the American Chemistry Council, per 200,000 hours worked. Payout at 128% of target was based on strong TRIR performance in the top decile for the industry, with lower severity of injuries compared to prior years, offset by an increase in PSIR.

COSTS (20%)

> **WHY COSTS?**
> We believe maintaining controllable costs is vital to our success. We operate in an industry where a substantial portion of operating costs are market-driven and, in response, we drive a culture of cost discipline and strive to keep our fixed costs among the lowest in the industry.

The Compensation Committee considers the Company's adjusted fixed costs as compared to our annual cost budget, adjusted downward by 0.8% for the impact of foreign exchange rates. 2020 adjustments to fixed costs (cumulative impact of approximately 0.4%), all of which were approved by the Compensation Committee and subject to de minimis thresholds, accounted for the positive and negative impacts of the true-up of current and prior year bonus payments, unbudgeted expenditures on strategic transaction activity, cost savings resulting from delayed corporate initiatives and capital projects, and the impacts of the U.S. Gulf Coast hurricanes. Payout at 200% of target recognized that the Company's strong commitment to cost discipline during a challenging year resulted in adjusted fixed costs that were below budget, by 6%.

INDIVIDUAL PERFORMANCE

The payouts awarded for the individual performance component of the NEOs' STI award reflect their individual contributions to achieving successful Company performance, whether they met or exceeded expectations for their respective roles, and any other significant factors during the year, such as special projects, challenges, or other performance issues. Individual performance ratings range from 0 to 200%.

Name	Individual Target Bonus		Company Performance Component				Individual Performance Component					STI Payout (as a % of salary)	STI Payout
Bob Patel	160%	x	66%									= 106%	$ 1,663,200
Michael McMurray	90%	x	((66%	x	75%)	+	(66%	x	120%	x	25%))	= 62%	$ 498,960
Torkel Rhenman	90%	x	((66%	x	75%)	+	(66%	x	150%	x	25%))	= 67%	$ 511,229
Ken Lane	85%	x	((66%	x	75%)	+	(66%	x	150%	x	25%))	= 63%	$ 482,828
Jeff Kaplan	85%	x	((66%	x	75%)	+	(66%	x	140%	x	25%))	= 62%	$ 406,696
Dan Coombs	90%	x	((66%	x	75%)	+	(66%	x	100%	x	25%))	= 59%	$ 237,281

The Compensation Committee has determined that Mr. Patel's payout under the STI program should be directly tied to, and determined by reference to, Company performance, which is described on page 47. There is no individual performance component to his annual STI award. The Committee's evaluation of each other NEO's individual performance is described below.

Mr. McMurray's individual performance rating of 120% is a result of his leadership of the treasury, accounting, finance, and tax teams through a challenging financial year, including skillfully managing the Company's liquidity, navigating multiple banking and capital markets transactions, strong performance managing the accounting function, improving the investor relations function, and setting and achieving agreed investor relations KPIs.

Mr. Rhenman's individual performance rating of 150% reflects his strong leadership of the Intermediates & Derivatives segment and delivery of results throughout a challenging year for the entire segment, which was disproportionately affected by pandemic-related mobility declines, his strategic work on the Refinery segment in the second half of 2020, and progress toward closing a joint venture with China Petroleum & Chemical Corporation (Sinopec).

Mr. Lane's individual performance rating of 150% is based on his leadership of the Company's Olefins & Polyolefins – Americas and Olefins & Polyolefins – Europe, Asia, International segments, including through inventory management, building customer relationships, and feedstock optimization, as well as the teamwork involved in closing the Company's joint ventures with Liaoning Bora Enterprise Group and Sasol.

Mr. Kaplan's individual performance rating of 140% is a result of key litigation outcomes, support of the finance function and capital markets transactions, joint venture negotiation and closing, and strategic risk management efforts, as well as his leadership roles with respect to environmental, social, and governance matters and the legal, public affairs, and real estate and facilities functions.

Mr. Coombs's individual performance rating of 100% was agreed in connection with his retirement.

2020 Long-Term Incentives

2020 GRANTS OF AWARDS

The long-term incentive awards granted to the NEOs in 2020 included PSUs (50%), RSUs (25%), and stock options (25%). The allocation among these types of awards was determined by the Compensation Committee to be the most appropriate split between equity that is performance-based (PSUs) and time-based (RSUs and stock options). RSUs cliff vest after three years while stock options vest ratably over a three-year period, balancing executive retention with the ability to offer partial, near-term vesting to potential executive hires.

PSUs — 50%	Performance-based awards that pay out at 0 to 200% of target based on the Company's total shareholder return ("TSR") over a three-year period. PSUs only reward our executives if our shareholder return over the performance period compares favorably to that of our peers.
RSUs 25%	Time-based awards that cliff vest after three years. RSUs provide retention value and encourage executives to consider the Company's long-term success, strengthening the alignment between their interests and those of our shareholders.
Non-qualified Stock Options 25%	Time-based awards that are intended to direct executives' focus toward increasing the market value of our shares. Options vest ratably over three years, expire ten years from the date of grant, and only provide value to the executive if there is an appreciation of our stock price over time.

The value of long-term incentive awards granted to the NEOs is determined as a percentage of base salary. The Compensation Committee reviews the target awards annually and recommends changes based on the executive's time and experience in the position, changes in job responsibilities, and market data. At the February 2020 Compensation Committee meeting, it was determined that Mr. Patel would receive a modest decrease in LTI target value. The 2020 LTI target values for Messrs. McMurray, Lane, and Rhenman were negotiated as part of each executive's 2019 employment offer and maintained or increased based on each executive's role and experience, internal parity, and the competitive marketplace.

Name	2019 Target (% of base salary)	Total Value of 2019 LTI Awards	2020 Target (% of base salary)	Total Value of 2020 LTI Awards
Bob Patel[1]	N/A	$ 12,312,500	750%	$ 11,812,500
Michael McMurray[2]	N/A	—	310%	$ 2,480,000
Torkel Rhenman[3]	260%	$ 935,000	270%	$ 2,079,000
Ken Lane[3]	240%	$ 838,500	250%	$ 1,925,000
Jeff Kaplan	240%	$ 1,524,000	240%	$ 1,601,000
Dan Coombs[4]	248%	$ 1,702,500	310%	$ 2,128,000

(1) For 2019, Mr. Patel's LTI target value was established as an absolute value of $12,312,500 rather than as a percentage of base salary.

(2) Mr. McMurray did not receive an annual LTI grant for 2019 as he joined the Company in the fourth quarter.

(3) In 2019, Mr. Lane and Mr. Rhenman each received a pro-rata annual award under the LTI program as a result of their partial year of service with the Company.

(4) Mr. Coombs's 2019 LTI target value was adjusted to 80% of 2018 LTI target value as a result of his individual performance rating for 2018. The 2020 LTI target of 310% of base salary is a return to 2018 target levels.

For a description of the vesting and forfeiture of LTI awards upon termination, please see "Potential Payments Upon Termination or Change in Control" at pages 67-69.

2020 GRANTS OF PSUs WITH A PERFORMANCE PERIOD ENDING DECEMBER 31, 2022 (50%)

One-half of the value of our NEOs' annual equity award in 2020 was granted in the form of PSUs. The number of units awarded was determined by dividing that dollar amount by the fair market value of our stock on the grant date. PSUs accrue dividend equivalents during the performance period, which will be converted to additional units using the closing stock price as of the end of the performance period on December 31, 2022. Each unit deemed earned on the basis of Company performance will pay out in one share of the Company's common stock after the performance period concludes.

The number of 2020 PSUs earned will depend on the Company's total shareholder return ("TSR") over the performance period as compared to selected industry peers. We believe use of relative TSR as the metric for performance provides transparency for shareholders and our executives, rewards our executives if we out-perform our peers, and promotes executive accountability to and alignment with our shareholders. The Compensation Committee compares TSR for the entire three-year performance period, using a 20-day closing average stock price at the beginning and the end of the period and assuming all dividends are reinvested. As shown below, payout will range from 0 to 200%. There is no payout for TSR in the bottom quartile of the peer group.

PAYOUT BY COMPANY TSR RANK

	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19
Positive TSR (% payout)	200	200	200	200	200	180	160	140	120	100	80	70	60	50	—	—	—	—	—
Negative TSR (% payout)	100	100	100	100	100	95	90	85	80	75	70	60	50	40	—	—	—	—	—

The companies that are used as comparators in determining our relative TSR performance (shown below) are eighteen of the Company's primary competitors, either directly or for investment dollars, in the chemicals industry. Prior year grants of PSUs limited the peer group to companies in the S&P 500 Chemical Index. For 2020, however, the Compensation Committee approved use of an updated and expanded peer group focused on companies, both within and outside of the index, with business models most similar to that of the Company. The Compensation Committee has provided for adjustments to the peer group in the event of bankruptcies, acquisitions, or going-private transactions involving any of the peers during the performance period.

2020 PSUS - TSR PEER GROUP COMPANIES

Akzo Nobel Albemarle Corporation Asahi Kasei BASF SE	Celanese Corporation Covestro AG Dow Inc. DSM DuPont de Nemours, Inc.	Eastman Chemical Company FMC Corporation Huntsman Methanex PPG Industries, Inc.	RPM International SABIC Shin Etsu Westlake Chemical Corp

2020 GRANTS OF RSUs (25%)

In 2020, each of our NEOs received a number of RSUs calculated by dividing 25% of the dollar amount of his LTI target by the fair market value of the Company's shares on the date of grant. The 2020 RSU grants vest in full three years after the date of grant. Upon vesting, holders of RSUs receive one share of the Company's common stock for each RSU. RSU holders also receive cash dividend equivalents on their units throughout the vesting period.

2020 GRANTS OF STOCK OPTIONS (25%)

The number of options granted to each NEO is determined by dividing 25% of the value of his annual LTI target by the Black-Scholes value of options for the Company as of the grant date. The options granted to the NEOs in 2020 vest in three equal installments beginning on the first anniversary of the grant date, and expire ten years after the grant date. The exercise price of the options is the fair market value of the Company's shares on the grant date.

NO PAYOUT FOR 2018 PSUs WITH A PERFORMANCE PERIOD ENDED DECEMBER 31, 2020

Each of our NEOs employed by the Company in 2018 (Messrs. Patel, Coombs, and Kaplan) received a PSU award with a performance period that ended December 31, 2020. Payout of these PSUs is determined, as for the 2020 PSUs, based on the Company's relative TSR over the performance period. Specifically, the Compensation Committee compared our three-year TSR against that of our peers using a 20-day closing average stock price at the beginning and the end of the performance period and adjusting for dividends. At its meeting in February 2021, the Compensation Committee determined that no payout had been earned under the 2018 PSUs, reflecting the fact that the Company's negative TSR fell in the bottom half of our peers.

PAYOUT BY COMPANY TSR RANK

	1	2	3	4	5	6	7	8	9	10	11	12
Positive TSR	200%	200%	175%	150%	125%	100%	75%	50%	25%	—	—	—
Negative TSR	100%	100%	80%	60%	40%	20%	—	—	**No payout**	—	—	—

The companies used as comparators in determining the Company's relative TSR performance are shown below and represent the eleven companies that were included with LyondellBasell in the S&P 500 Chemicals Index at the time the PSUs were granted in February 2018, adjusted to reflect the merger of Dow Chemical and E.I. du Pont de Nemuors into the combined company DowDuPont and the subsequent acquisitions of Praxair and Monsanto.

2018 PSUS - TSR PEER GROUP COMPANIES

Air Products & Chemicals Albemarle Corporation CF Industries DowDuPont	Eastman Chemical Ecolab FMC Corporation	International Flavors & Fragrances Mosaic PPG Industries Sherwin-Williams

ADDITIONAL INFORMATION CONCERNING EXECUTIVE COMPENSATION

Share Ownership and Holding Requirements

The Company's Share Ownership Guidelines require executives to achieve an ownership of Company shares that is valued at a percentage of their respective base salaries. Executives are expected to meet or exceed the guidelines within five years of their hiring or promotion into their role. They may not sell shares unless and until these ownership levels have been met and then only shares in excess of the required levels may be sold. Under the guidelines, shares beneficially owned and RSUs count towards meeting the ownership thresholds.

We determine compliance with our Share Ownership Guidelines annually in January. The number of shares held by each of our NEOs as a multiple of base salary as of January 15, 2021 is set forth below. Messrs. McMurray, Lane, and Rhenman are still within the five-year transition period for attaining their required ownership. Mr. Coombs is no longer subject to the Share Ownership Guidelines following his retirement on August 1, 2020.

Name	Required Ownership as a Multiple of Base Salary	Shares held as a Multiple of Base Salary	Complies or Within 5-Year Transition Period
Bob Patel	6x	16.4x	☑
Michael McMurray	4x	2.4x	☑
Torkel Rhenman	3x	2.2x	☑
Ken Lane	3x	2.5x	☑
Jeff Kaplan	3x	4.1x	☑

Clawbacks

Under the Company's clawback policy, the Compensation Committee can elect to recover annual bonus or equity compensation from any executive determined to have engaged in misconduct that increased the value of the compensation he or she received. Annual bonus compensation may be recovered if an executive engages in misconduct, including any act or failure to act causing a violation of law, Company policies, or GAAP, whether or not such misconduct affected the calculation of his or her bonus compensation.

Hedging and Pledging Policies

All of our executive officers, including our NEOs, are subject to our Policy Prohibiting Insider Trading. Under this policy, executives may not purchase, sell or write options on LyondellBasell shares, engage in short sales, or participate in any other derivative or short-term purchase or sale transactions that would enable them to hedge the economic risk of their share ownership. Additionally, our executives are prohibited from pledging LyondellBasell shares as collateral for personal loans or other obligations, including holding shares in a brokerage margin account. These restrictions extend to executives' immediate family members and certain related entities and are intended to keep our executives' interests aligned with the long-term interests of the Company and our shareholders.

NEO Departure

Mr. Coombs, our former Executive Vice President, Global Manufacturing, Projects, and Refining, retired from the Company on August 1, 2020. Mr. Coombs was deemed to have reached Retirement (as defined under the Company's compensation plans and related policies), and his 2020 annual bonus and unvested equity awards were paid and vested pro rata on the terms described under "Potential Payments Upon Termination or Change in Control – Retirement" at page 68. Mr. Coombs also received $66,600, and remains eligible to receive up to an additional $84,665, in connection with certain project incentive awards, with the remaining amount paid upon completion of the related project and subject to the project award criteria.

Perquisites and Other Benefits

Our NEOs receive the same benefits generally provided to all of our employees, which include vacation allowances, Company matching under our 401(k) plan, Company contributions to our defined benefit pension plan, and health and welfare benefits. The perquisites received by our executives that are not offered to all employees include:

▎ Annual executive physical

▎ Financial, tax, and estate planning -The Company will reimburse up to $15,000 of expenses.

▎ Matching under the U.S. Deferral Plan - The Company makes contributions to the U.S. Deferral Plan for amounts that exceed the IRS base salary limits on matching under our 401(k) plan and contributions to our defined benefit pension plan. The value of the contributions is 11% for all base salary compensation in excess of the IRS limits.

From time to time, the Company provides other benefits to our executives that are intended for business purposes, including tax equalization payments, limited personal use of private aircraft or payment for spouse travel, relocation benefits, and the payment of business club memberships or dues.

Tax equalization payments are designed to make executives whole if they incur income tax in jurisdictions other than their country and/or state of residence. For example, executives may travel to other jurisdictions on Company business and may be taxed based on days worked in those jurisdictions. If, and only to the extent, those additional taxes cannot be offset against the executive's regular income tax liability (such as in the form of credits), the Company will reimburse an amount sufficient to make the executive's tax liability equal to the full income tax for his jurisdiction of residence only.

The primary use of private aircraft is for business purposes and must be authorized by our CEO. From time to time and with CEO approval, spouses, family members or personal guests may accompany our executive officers on private aircraft. The Company may also pay or reimburse the cost of occasional spouse travel related to business trips. When approved travel of a family member or guest is imputed as income to the executive officer, we reimburse the additional income tax incurred.

Taxes

Section 162(m) of the U.S. Internal Revenue Code limits the deductibility of compensation paid to certain executives, including our CEO, CFO, and our three other most highly compensated officers, to $1 million annually. Prior to adoption of the Tax Cuts and Jobs Act of 2017 (the "TCJA"), the deduction limit did not apply to certain performance-based compensation. We historically took Section 162(m) and the deductibility of compensation, among other factors, into consideration in structuring our annual bonuses and long-term incentive awards (other than our RSUs) so that they would qualify as performance-based compensation and these amounts would be fully deductible for income tax purposes. Given the changes made by the TCJA, annual bonuses and long-term incentive awards granted by the Company are no longer exempt from the $1 million deduction limit.

The Compensation Committee will continue to consider tax implications (including the lack of deductibility under section 162(m)) among other relevant factors in designing and implementing our executive compensation programs. We will continue to monitor taxation, applicable incentives, standard practice in our industry, and other factors and adjust our executive compensation programs as needed.

COMPENSATION COMMITTEE REPORT

The Compensation and Talent Development Committee has reviewed and discussed the Compensation Discussion and Analysis with management and, based on such review and discussions, recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

The Compensation and Talent Development Committee

Nance Dicciani, *Chair*
Robin Buchanan
Claire Farley
Bella Goren

COMPENSATION TABLES

Summary Compensation Table

The following table sets forth information with respect to the compensation of our NEOs for the years ended December 31, 2020, 2019 and 2018.

Name and Principal Position	Year	Salary[2] ($)	Bonus[3] ($)	Stock Awards[4] ($)	Option Awards[5] ($)	Non-Equity Incentive Plan Compensation[6] ($)	Change in Pension Value[7] ($)	All Other Compensation[8] ($)	Total ($)
Bob Patel	2020	1,635,577	—	8,859,438	2,953,132	1,663,200	17,552	441,614	15,570,513
Chief Executive Officer	2019	1,575,000	—	9,234,533	3,078,125	1,600,000	20,332	435,323	15,943,313
	2018	1,573,558	—	8,859,526	2,953,136	4,536,001	13,212	271,364	18,206,797
Michael McMurray	2020	830,769	—	1,860,122	620,004	498,960	13,218	100,289	3,923,362
Executive Vice President and Chief Financial Officer	2019	104,615	750,000	2,250,026	1,500,003	—	4,751	211,639	4,821,034
Torkel Rhenman	2020	794,077	—	1,559,312	519,757	511,229	13,652	100,348	3,498,375
Executive Vice President Global Intermediates & Derivatives and Refining	2019	340,385	350,000	1,351,322	233,745	240,053	13,010	236,838	2,765,353
Ken Lane	2020	794,077	—	1,443,789	481,253	482,828	13,062	101,348	3,316,357
Executive Vice President Global Olefins & Polyolefins	2019	331,731	750,000	2,078,897	209,595	461,869	12,405	238,826	4,083,323
Jeff Kaplan	2020	683,792	—	1,200,657	400,209	406,696	16,089	91,258	2,798,701
Executive Vice President and Chief Legal Officer	2019	629,936	—	1,143,155	381,011	415,921	20,482	72,212	2,662,717
	2018	601,110	—	1,363,080	354,318	1,013,805	12,864	70,285	3,415,461
Dan Coombs[1]	2020	475,200	—	1,595,986	531,969	237,281	15,824	47,782	2,904,042
Former Executive Vice President Global Manufacturing, Projects, and Refining	2019	686,400	—	1,276,790	425,569	415,598	16,395	80,877	2,901,629
	2018	679,292	—	1,763,003	531,973	881,138	14,596	79,057	3,949,060

(1)   Mr. Coombs retired effective August 1, 2020.

(2)   Mr. Patel's employment agreement provides that he receives an annual base salary of no less than $1,500,000.

(3)   Represents cash sign-on bonuses paid in connection with the 2019 appointments of Mr. McMurray, Mr. Lane, and Mr. Rhenman.

(4)   Stock awards granted to NEOs in 2020 include RSUs and PSUs. The RSUs are granted under the LyondellBasell Industries Long Term Incentive Plan (the "LTIP") and entitle the recipient to an equal number of shares of the Company's stock when the RSUs vest on the third anniversary of the date of grant. RSUs receive cash dividend equivalents at the same time dividends are paid on the Company's stock. Amounts included in the table are the aggregate grant date fair values of the awards calculated in accordance with ASC 718. The PSUs are also granted under the LTIP. The PSUs entitle the recipient to a number of shares of the Company's common stock equal to the number of units, multiplied by an earned percentage that can range from 0 to 200% of the targeted number of units based on Company performance. The PSUs accrue dividend equivalents during the performance period in the form of additional units. See Note 15 to the Company's Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2020 (the "2020 Annual Report") for a discussion of the calculation of the fair value of the awards.

Annual grants of RSUs and PSUs are made at the first regularly scheduled Compensation and Talent Development Committee (the "Compensation Committee") meeting of the calendar year. Pursuant to his employment agreement, Mr. Patel is eligible to receive annual equity awards, including RSUs, PSUs and stock options as discussed under footnote 5 below, with an aggregate value of no less than 750% of his base salary. The following is the aggregate grant date fair value of the PSUs granted in 2020 if we assumed the maximum amounts (200% of target) will be earned: Bob Patel - $11,812,529; Michael McMurray - $2,480,163; Torkel Rhenman - $2,079,082; Ken Lane - $1,925,052; Jeff Kaplan - $1,600,820; Dan Coombs - $2,127,926.

(5) Stock options are also granted under the LTIP and annual awards are made at the first regularly scheduled Compensation Committee meeting of the calendar year. The stock options vest ratably over a three-year period beginning with the first anniversary of the date of grant and expire after ten years. The amounts shown are the fair values of the stock options on the date of grant, in accordance with ASC 718. The fair values of stock options were calculated using the Black-Scholes option-pricing model. We use the Black-Scholes formula to calculate an assumed value of the options for compensation expense purposes; because the formula uses assumptions, the fair values calculated are not necessarily indicative of the actual values of the stock options.

The assumptions used for the 2020 annual grants were: a dividend yield of 5%; a risk-free interest rate of 1.404%; an expected life of 6 years; and stock price volatility of 28.34%. See Note 15 to the Company's Consolidated Financial Statements in the 2020 Annual Report for a discussion of the calculation of the fair value of the awards.

(6) Amounts of Non-Equity Incentive Plan Compensation in 2020 are the annual bonuses paid out in March 2021 for performance during 2020. Mr. Patel's employment agreement provides that he will be eligible for an annual bonus with a target amount of no less than 160% of his base salary.

(7) Amounts include increases during 2020 in the actuarial present values of benefits under the LyondellBasell Retirement Plan. The increases are calculated based on the difference between the total benefit actuarially reduced from age 65 to current age and the present value of the benefits under the plan. See the "Pension Benefits" table on page 66 for more information.

(8) Amounts included in "All Other Compensation" for 2020 in the table above include the following (amounts in dollars):

Name	Matching 401(k) and Pension Contributions[a] ($)	Matching Deferral Plan Contributions[b] ($)	Tax Reimbursements[c] ($)	Other[d] ($)	Total ($)
Bob Patel[e]	31,350	148,563	233,353	28,348	441,614
Michael McMurray	31,350	60,035	—	8,904	100,289
Torkel Rhenman	31,350	55,998	—	13,000	100,348
Ken Lane	31,350	55,998	—	14,000	101,348
Jeff Kaplan	31,350	43,867	—	16,041	91,258
Dan Coombs	31,350	—	—	16,432	47,782

(a) Includes Company matching contributions to each NEO's 401(k) and the Company's pension plan contributions.

(b) Includes Company contributions under the Company's U.S. Senior Management Deferral Plan. See the "Non-Qualified Deferred Compensation in 2019" table on page 66 for more information.

(c) Includes Company reimbursement, and a gross-up on that reimbursement, of state taxes owed for work performed in those states on behalf of the Company.

(d) Includes executive physicals; payment of professional fees for tax filings; payment of business club memberships and dues; and financial planning allowances, none of which individually exceeded the greater of $25,000 or 10% of the total amount of other compensation for the executive in 2020.

(e) Under his employment agreement, Mr. Patel is eligible to participate in the benefit programs generally available to senior executives of the Company.

Grants of Plan-Based Awards

Name	Grant Date[1]	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[2]		Estimated Future Payouts Under Equity Incentive Plan Awards[3]		All Other Stock Awards: Number of Shares of Stock or Units[4]	All Other Option Awards: Number of Securities Underlying Options[5]	Exercise or Base Price of Option Awards ($)	Grant Date Fair Value of Stock and Option Awards ($)
		Target ($)	Max. ($)	Target (#)	Max. (#)				
Bob Patel	02/20/2020	2,520,000	5,040,000	—	—	—	—	—	—
	02/20/2020	—	—	70,861	141,722	—	—	—	5,906,264
	02/20/2020	—	—	—	—	35,431	—	—	2,953,174
	02/20/2020	—	—	—	—	—	242,060	83.35	2,953,132
Michael McMurray	02/20/2020	720,000	1,440,000	—	—	—	—	—	—
	02/20/2020	—	—	14,878	29,756	—	—	—	1,240,081
	02/20/2020	—	—	—	—	7,439	—	—	620,041
	02/20/2020	—	—	—	—	—	50,820	83.35	620,004
Torkel Rhenman	02/20/2020	693,000	1,386,000	—	—	—	—	—	—
	02/20/2020	—	—	12,472	24,944	—	—	—	1,039,541
	02/20/2020	—	—	—	—	6,236	—	—	519,771
	02/20/2020	—	—	—	—	—	42,603	83.35	519,757
Ken Lane	02/20/2020	654,500	1,309,000	—	—	—	—	—	—
	02/20/2020	—	—	11,548	23,096	—	—	—	962,526
	02/20/2020	—	—	—	—	5,774	—	—	481,263
	02/20/2020	—	—	—	—	—	39,447	83.35	481,253
Jeff Kaplan	02/20/2020	566,950	1,133,900	—	—	—	—	—	—
	02/20/2020	—	—	9,603	19,206	—	—	—	800,410
	02/20/2020	—	—	—	—	4,802	—	—	400,247
	02/20/2020	—	—	—	—	—	32,804	83.35	400,209
Dan Coombs	02/20/2020	617,760	1,235,520	—	—	—	—	—	—
	02/20/2020	—	—	12,765	25,530	—	—	—	1,063,963
	02/20/2020	—	—	—	—	6,383	—	—	532,023
	02/20/2020	—	—	—	—	—	43,604	83.35	531,969

(1) The grant date of February 20, 2020 is the date of the first regularly-scheduled Board meeting that follows the first regularly-scheduled Compensation Committee meeting of the calendar year when annual grants are made.

(2) The awards shown are the estimated possible payouts of the NEOs' annual bonus payments for performance in 2020. Actual bonus (STI) payments for 2020 are shown in the Summary Compensation Table under the column "Non-Equity Incentive Plan Compensation." The NEOs' target bonuses are a percentage of base salary. The maximum shown in the table is the maximum amount that can be earned under the terms of the STI plan, which is 200% of target. Each performance measure is assessed and weighted, and payments can range from 0 – 200% of target.

(3) Represents PSUs. These awards, granted in 2020, are earned over a three-year performance period ending December 31, 2022, with payouts, if any, in the first quarter of 2023. The performance criterion for the PSUs is assessed, and payments can range from 0 – 200% of the target award, to be settled in shares. These awards accrue dividend equivalents during the performance period in the form of additional units.

(4) Represents RSUs. These awards made on February 20, 2020 will vest three years from the grant date. RSUs receive cash dividend equivalents.

(5) Represents annual stock option grants. The exercise price of all options is equal to the fair market value on the date of grant. All stock options included in the table vest in equal increments over a three-year period beginning on the first anniversary of the date of grant and expire ten years after the date of grant.

Outstanding Equity Awards at December 31, 2020

| | Option Awards | | | | Stock Awards | | | |
| | | | | | | | Equity Incentive Plan Awards | |
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable[1]	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested[2]	Market Value Of Shares or Units of Stock That Have Not Vested[3] ($)	Number of Unearned Shares, Units, or Other Rights That Have Not Vested[4]	Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested[3] ($)
Bob Patel	2,418	—	85.80	02/20/2024	97,284	8,917,051	140,424	12,871,264
	227,058	—	76.15	01/12/2025				
	70,211	—	89.94	02/17/2025				
	101,108	—	77.93	02/16/2026				
	130,572	—	92.69	02/16/2027				
	91,104	45,552	109.09	02/21/2028				
	63,532	127,064	88.50	02/21/2029				
	—	242,060	83.35	02/20/2030				
Michael McMurray	34,436	68,870	97.37	11/05/2029	22,843	2,093,789	14,878	1,363,717
	—	50,820	83.35	02/20/2030				
Torkel Rhenman	5,333	10,666	85.88	07/15/2029	14,004	1,283,607	17,916	1,642,181
	—	42,603	83.35	02/20/2030				
Ken Lane	4,782	9,564	85.88	07/15/2029	19,471	1,784,712	16,429	1,505,882
	—	39,447	83.35	02/20/2030				
Jeff Kaplan	6,205	—	89.94	02/17/2025	15,107	1,384,708	18,214	1,669,495
	2,857	—	101.79	05/07/2025				
	12,675	—	77.93	02/16/2026				
	14,304	—	92.69	02/16/2027				
	10,931	5,465	109.09	02/21/2028				
	7,864	15,728	88.50	02/21/2029				
	—	32,804	83.35	02/20/2030				
Dan Coombs	4,871	—	101.10	05/29/2025	—	—	7,560	692,950
	16,427	—	77.93	07/31/2025				
	22,981	—	92.69	07/31/2025				
	23,250	—	109.09	07/31/2025				
	19,765	—	88.50	07/31/2025				
	13,325	—	83.35	07/31/2025				

(1) The vesting schedules of the unexercisable stock options are shown below:

Name	Total Unvested Stock Options	Exercise Price ($)	2021 Vesting Details	2022 Vesting Details	2023 Vesting Details
Bob Patel	45,552	109.09	45,552 vested on February 21, 2021		
	127,064	88.50	63,532 vested on February 21, 2021	63,532 vesting on February 21, 2022	
	242,060	83.35	80,688 vested on February 20, 2021	80,686 vesting on February 20, 2022	80,686 vesting on February 20, 2023
Michael McMurray	68,870	97.37	34,435 vesting on November 5, 2021	34,435 vesting on November 5, 2022	
	50,820	83.35	16,940 vested on February 20, 2021	16,940 vesting on February 20, 2022	16,940 vesting on February 20, 2023
Torkel Rhenman	10,666	85.88	5,333 vesting on July 15, 2021	5,333 vesting on July 15, 2022	
	42,603	83.35	14,201 vested on February 20, 2021	14,201 vesting on February 20, 2022	14,201 vesting on February 20, 2023
Ken Lane	9,564	85.88	4,782 vesting on July 15, 2021	4,782 vesting on July 15, 2022	
	39,447	83.35	13,149 vested on February 20, 2021	13,149 vesting on February 20, 2022	13,149 vesting on February 20, 2023
Jeff Kaplan	5,465	109.09	5,465 vested on February 21, 2021		
	15,728	88.50	7,864 vested on February 21, 2021	7,864 vesting on February 21, 2022	
	32,804	83.35	10,936 vested on February 20, 2021	10,934 vesting on February 20, 2022	10,934 vesting on February 20, 2023

(2) Includes RSUs for each of the NEOs, the vesting schedules for which are shown below:

Name	Total Unvested RSUs	Vesting Schedule
Bob Patel	97,284	27,071 vested on 2/21/2021
		34,782 vesting on 2/21/2022
		35,431 vesting on 2/20/2023
Michael McMurray	22,843	7,702 vesting on 11/5/2021
		7,702 vesting on 11/5/2022
		7,439 vesting on 2/20/2023
Torkel Rhenman	14,004	2,523 vesting on 7/15/2021
		5,245 vesting on 7/15/2022
		6,236 vesting on 2/20/2023
Ken Lane	19,471	5,628 vesting on 7/15/2021
		8,069 vesting on 7/15/2022
		5,774 vesting on 2/20/2023
Jeff Kaplan	15,107	5,999 vested on 2/21/2021
		4,306 vesting on 2/21/2022
		4,802 vesting on 2/20/2023

(3) Dollar values are based on the closing price of $91.66 of the Company's shares on the NYSE on December 31, 2020.

(4) Includes PSUs granted in 2019 and 2020 with three-year performance periods ending December 31, 2021 and December 31, 2022, respectively. We have included the target number of PSUs, although payouts on PSUs are made after the Company's financial results for the performance period are reported and the Compensation Committee determines achievement of performance goals and corresponding vesting, typically in mid to late February of the following year. The PSUs for the 2018-2020 performance period are not included in the table as they are considered earned as of December 31, 2020 for proxy disclosure purposes; those PSUs did not pay out, and otherwise would be included in the "Option Exercises and Stock Vested" table below. The PSUs in the table above include those shown below. The PSUs for Mr. Coombs are prorated based on his retirement date.

Name	PSUs with Three-Year Performance Period Ending December 31,	
	2021	2022
Bob Patel	69,563	70,861
Michael McMurray	—	14,878
Torkel Rhenman	5,444	12,472
Ken Lane	4,881	11,548
Jeff Kaplan	8,611	9,603
Dan Coombs	5,077	2,483

Option Exercises and Stock Vested

Name	Option Awards		Stock Awards[2]	
	Number of Shares Acquired on Exercise	Value Realized on Exercise[1] ($)	Number of Shares Acquired on Vesting	Value Realized on Vesting ($)
Bob Patel	—	—	53,981	4,620,271
Michael McMurray	—	—	7,704	571,714
Torkel Rhenman	—	—	2,523	173,784
Ken Lane	—	—	5,629	387,726
Jeff Kaplan	813	46,130	3,324	274,562
Dan Coombs	—	—	14,151	991,968

(1) The value realized on option exercise represents the difference between the option exercise price and the market price of the LyondellBasell shares when exercised.

(2) Includes RSUs that vested in 2020, including RSUs that vested pro-rata upon Mr. Coombs' retirement on August 1, 2020. The Compensation Committee reviewed the achievement of performance goals for the PSUs granted in 2018 with a performance period ended December 31, 2020 in February 2021, and determined that no payout was earned. The number of shares acquired on vesting for RSUs is the gross number of shares for all NEOs, although we withhold shares in payment of minimum statutory withholding taxes when the awards vest. The value realized for RSUs is the number of gross shares vested multiplied by the market price on the date the restrictions lapsed.

Pension Benefits

Name	Plan Name	Number of Years Credited Service[1]	Present Value of Accumulated Benefit[1] ($)	Payments During Last Fiscal Year ($)
Bob Patel	LyondellBasell Retirement Plan	11	150,025	—
Michael McMurray	LyondellBasell Retirement Plan	1	17,969	—
Torkel Rhenman	LyondellBasell Retirement Plan	1	26,662	—
Ken Lane	LyondellBasell Retirement Plan	1	25,467	—
Jeff Kaplan	LyondellBasell Retirement Plan	11	149,800	—
Dan Coombs	LyondellBasell Retirement Plan	6	82,429	—

(1) The amounts shown in the table are the actuarial present value of each participant's accumulated benefits as of December 31, 2020, calculated on the same basis as used in Note 14 to our Consolidated Financial Statements in the 2020 Annual Report, with the exception that each participant was assumed to continue to be actively employed by us until age 65 (earliest unreduced retirement age) and immediately commence his benefit at that time.

The LyondellBasell Retirement Plan is a U.S. qualified defined benefit pension plan that provides pension benefits under a cash balance formula that defines participants' accrued benefits in terms of a notional cash account balance. Eligible employees become participants immediately upon employment and are fully vested upon the earliest of (i) three years of service, (ii) death, or (iii) reaching age 65. The notional account balance for each participant comprises a pay credit of 5% and interest credits, each of which are accumulated at the end of each quarter. Pay credits are based on quarterly base pay, as limited by the Internal Revenue Code, and interest credits are based on the 5th, 4th, and 3rd monthly-determined 30-year treasury rates before the start of that quarter. Benefits under the plan are payable upon separation from the Company.

Non-Qualified Deferred Compensation in 2020

Name	Executive Contributions in Last Fiscal Year[1] ($)	Registrant Contributions in Last Fiscal Year[1][2] ($)	Aggregate Earnings in Last Fiscal Year[3] ($)	Aggregate Withdrawals/ Distributions[4] ($)	Aggregate Balance at Last Fiscal Year End[5] ($)
Bob Patel	—	148,563	151,845	—	1,192,888
Michael McMurray	—	60,035	—	—	63,112
Torkel Rhenman	—	55,998	1,032	—	63,673
Ken Lane	—	55,998	882	—	62,571
Jeff Kaplan	—	43,867	32,668	—	269,779
Dan Coombs	—	—	25,388	—	215,035

(1) The Company maintains a U.S. Senior Management Deferral Plan that allows executives to defer up to 50% of their base salary and up to 100% of their annual bonus and equity grants ("eligible pay") for payment at a future date. Funds deferred under this plan are allocated into notional accounts that mirror selected investment funds in our 401(k) plans, though the deferred funds are not actually invested and the Company may use separate assets to fund the benefit.

(2) Company contributions to the executives' Deferral Plan accounts are included in "All Other Compensation," but not "Salary," in the Summary Compensation Table. The Deferral Plan provides for Company contributions for that portion of pay that cannot be taken into account for matching contributions or accruals under the Company's 401(k) plan and defined benefit pension plan due to IRS limits. The eligibility for Company contributions begins in the Deferral Plan once the employee's salary has reached the IRS limits for those plans; actual contributions by the Company are made as of February 15 of the next calendar year. The Company's contribution occurs regardless of whether the employee has contributed any amounts under the Deferral Plan or 401(k) plan. Eligible employees must be employed as of February 15 in order to receive the Company contribution.

(3) Earnings on these accounts are not included in any other amounts in the tables included in this proxy statement, as the amounts of the NEOs' earnings represent the general market gains on investments and are not amounts or rates set by the Company for the benefit of the NEOs.

(4) Accounts are distributed as either a lump sum payment or in annual installments upon the later of (i) the date on which the employee reaches at least 55 years of age and has ten years of service or (ii) termination of employment. Special circumstances may allow for a modified distribution in the event of the employee's death, an unforeseen emergency, or upon a change-in-control of the Company. In the event of death, distribution will be made to the designated beneficiary in the form previously elected by the executive. In the event of an unforeseen emergency, the plan administrator may allow an early payment in the amount required to satisfy the emergency. All participants are immediately 100% vested in all of their contributions, Company contributions, and gains and/or losses related to their notional investment choices.

(5) The balance as of the last year includes the Company contributions made in respect of the NEOs' 2020 earnings, although amounts were not credited to the accounts for continuing NEOs until February 2021.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

Mr. Patel is party to an employment agreement and our other NEOs participate in our Executive Severance Program. Mr. Patel's employment agreement and the Executive Severance Program provide for severance payments in the event of termination of employment, provided the executive executes a release in favor of the Company. Under the terms of the Company's STI program, NEOs will receive pro-rata annual bonus payments in the event of termination of employment due to death or disability or termination without Cause (as defined below), payable following certification of payout under the STI program the following year. Additionally, under the terms of our LTIP and equity award agreements, our NEOs will receive accelerated or pro-rated vesting of their equity awards upon termination in certain circumstances.

In the event of a change-in-control of the Company, the vesting of equity awards will be accelerated or pro-rated, but only if the individual's employment is terminated within one year of the change in control. The Company believes that this "double trigger" is appropriate because it ensures our executives do not have conflicts in the event of a change in control and also avoids windfalls for any employees whose employment with the Company or its successors continues following such an event. The treatment of the equity awards for the NEOs is the same as for all other employees who receive equity awards.

A summary of the treatment of equity awards in different scenarios under the terms of our LTIP and the award agreements is provided below. "Cause" and "Good Reason" are defined in the Company's Executive Severance Plan as follows:

"Cause" means (i) the executive's continued failure (except where due to physical or mental incapacity) to substantially perform his or her duties; (ii) the executive's intentional misconduct or gross neglect in the performance of his or her duties; (iii) the executive's conviction of, or plea of guilty or nolo contendere to, a felony; (iv) the commission by the executive of an act of fraud or embezzlement against the Company or any affiliate; (v) the executive's breach of fiduciary duty, (vi) an executive's violation of the Company's Code of Conduct or (vii) the executive's willful breach of any material provision of any employment or other written agreement between the executive and the Company or an affiliate (as determined in good faith by the Compensation and Talent Development Committee (the "Compensation Committee")) which is not remedied within 15 days after written notice is received from the Company or affiliate specifying the breach. Any determination of whether Cause exists shall be made by the Compensation Committee in its sole discretion.

"Good Reason" means the occurrence, without the Participant's express written consent, of (i) a material diminution in the executive's duties, responsibilities or authority; (ii) any material diminution of the executive's Base Salary; or (iii) the involuntary relocation of the executive's principal place of employment by more than 50 miles from the executive's principal place of employment immediately prior to the relocation. Any assertion by an executive of a termination of employment for "Good Reason" will not be effective unless certain conditions regarding notice and cure are satisfied.

Termination of Employment for Cause by the Company or without Good Reason by the Executive

❚ All unvested awards are forfeited. In the event of termination for Cause by the Company, unexercised stock options are also forfeited. In the event of resignation without Good Reason by the executive, previously vested options may be exercised for 90 days after termination of employment.

❚ If termination occurs prior to the second anniversary of their employment with the Company, Mr. Lane and Mr. Rhenman are required to repay the one-time cash payments received at the time of their hiring. If termination occurs prior to the second anniversary of the date of his employment with the Company, Mr. McMurray is required to pay 50% of the one-time cash payment received at the time of his hiring.

Termination of Employment without Cause by the Company

❚ Stock options, RSUs, and PSUs vest pro-rata

❚ **Stock options:** Stock options provide for vesting in equal installments on the first three anniversaries of the grant date. In the event of termination without Cause, pro-ration is determined for each unvested installment separately based on the number of months worked from the date of grant until termination divided by the number of months from the date of grant until the original vesting date for that installment. The options may be exercised for 90 days after termination of employment.

❚ **RSUs and PSUs:** Pro-ration is determined based on the number of months worked from the date of grant (for RSUs) or beginning of the relevant performance period (for PSUs) until termination divided by the number of months in the vesting or performance period, respectively. The number of units earned under the PSUs is based on performance over the applicable three-year performance period as determined by the Compensation Committee in the first quarter after the end of the performance period and can range from 0 to 200% of target.

Termination of Employment with Good Reason by the Executive

❚ For all NEOs other than Mr. Patel, all unvested awards are forfeited and previously vested options may be exercised for 90 days after termination of employment.

❚ Pursuant to his employment agreement, Mr. Patel's awards vest pro-rata, based on the same calculations as in the case of a termination without Cause.

Termination of Employment without Cause by the Company or with Good Reason by the Executive within 12 Months of a Change in Control

❚ **Stock options and RSUs:** All stock options and RSUs are immediately vested. Stock options remain exercisable for 90 days.

❚ **PSUs:** PSUs vest pro-rata based on the number of months worked from the beginning of the performance period until termination divided by the number of months in the performance period. The number of units earned under the PSUs is based on the Compensation Committee's determination of performance results as of the last quarter prior to the change in control.

Retirement

❚ Under the Company's award agreements, "Retirement" means an executive's voluntarily initiated termination of service (i) on or after age 55 with 10 years of service or (ii) for awards granted prior to 2020 and all awards granted to Mr. Rhenman, on or after age 65. For awards granted to Messrs. Coombs, Kaplan, Lane, McMurray, and Rhenman in February 2020 and awards granted to all NEOs in February 2021, "Enhanced Retirement" means an executive's voluntarily initiated termination of service on or after age 60 with at least 10 years of service. Mr. Coombs was deemed to have reached Retirement in connection with his departure from the Company on August 1, 2020. Based on their current ages, none of our other NEOs currently meet the requirements for Retirement or Enhanced Retirement.

❚ In the event of Retirement, all awards vest pro-rata, based on the same calculations as in the case of a termination without Cause. Stock options remain exercisable for five years or their original term, whichever is shorter. In the event of Enhanced Retirement, all awards vest in full on their original vesting schedule, subject to compliance with customary restrictive covenants. Stock options remain exercisable for their original term.

Death or Disability

❚ **Stock Options and RSUs:** Stock options and RSUs vest immediately. The stock options remain exercisable for one year.

❚ **PSUs:** PSUs vest pro-rata, based on the same calculations as in the case of a termination without Cause.

In accordance with SEC disclosure requirements, the tables below show, in dollars, the amounts our NEOs could receive in different circumstances if the termination events occurred as of December 31, 2020. We excluded any amounts for benefits or payments that are available to all salaried employees of the Company. The amounts shown are not the amounts the NEO would actually receive in a termination event, but are calculated as described below.

DEATH OR DISABILITY

	Accelerated Option Awards[1]	Accelerated RSUs[2]	Pro-rated PSUs[3]	Cash Severance Payment[4]	Total[5]
Bob Patel	2,413,041	8,917,051	6,415,925	—	17,746,017
Michael McMurray	422,314	2,799,938	454,634	—	3,676,886
Torkel Rhenman	415,680	1,283,607	713,848	—	2,413,135
Ken Lane	383,085	1,784,712	651,153	—	2,818,950
Jeff Kaplan	322,301	1,384,708	819,624	—	2,526,633

TERMINATION BY NEO FOR GOOD REASON

	Pro-rated Option Awards	Pro-rated RSUs	Pro-rated PSUs	Cash Severance Payment[4]	Total[5]
Bob Patel	1,447,505	5,441,763	6,415,925	6,142,501	19,447,694
Michael McMurray	—	—	—	1,520,000	1,520,000
Torkel Rhenman	—	—	—	1,463,000	1,463,000
Ken Lane	—	—	—	1,424,500	1,424,500
Jeff Kaplan	—	—	—	1,233,950	1,233,950

RETIREMENT OR TERMINATION WITHOUT CAUSE

	Pro-rated Option Awards[1]	Pro-rated RSUs[2]	Pro-rated PSUs[3]	Cash Severance Payment[4]	Total[5]
Bob Patel	1,447,505	5,441,763	6,415,925	6,142,501	19,447,694
Michael McMurray	236,594	424,203	454,634	1,520,000	2,635,431
Torkel Rhenman	236,870	588,640	713,848	1,463,000	3,002,358
Ken Lane	218,196	918,525	651,153	1,424,500	3,212,374
Jeff Kaplan	192,417	921,458	819,624	1,233,950	3,167,449
Dan Coombs[6]	—	563,493	997,756	—	1,561,249

TERMINATION WITHOUT CAUSE OR BY NEO FOR GOOD REASON WITHIN 12 MONTHS OF A CHANGE IN CONTROL

	Accelerated Option Awards[1]	Accelerated RSUs[2]	Pro-rated PSUs[3]	Cash Severance Payment[4]	Total[5]
Bob Patel	2,413,041	8,917,051	6,415,925	10,237,501	27,983,518
Michael McMurray	422,314	2,799,938	454,634	1,520,000	5,196,886
Torkel Rhenman	415,680	1,283,607	713,848	1,463,000	3,876,135
Ken Lane	383,085	1,784,712	651,153	1,424,500	4,243,450
Jeff Kaplan	322,301	1,384,708	819,624	1,233,950	3,760,583

(1) The values for stock options included are calculated based on the number of options that would vest, multiplied by the difference between $91.66, the market value of our common stock as of December 31, 2020 (determined as the closing price of our common stock on the last preceding trading day), and the exercise price of the stock option. Amounts actually received by the NEO would depend on the fair market value of our shares when the options are exercised.

(2) The values of the RSUs are based on the number of RSUs that would vest multiplied by the fair market value of our stock on December 31, 2020, which may be different than the fair market value of our stock upon a termination event.

(3) PSUs accumulate dividend equivalents that are converted to additional units at the end of the performance period, subject to the same terms and conditions as the original award. The values of the PSUs are based on the number of units that would vest multiplied by the market value of our stock on December 31, 2020. The values above assume that the payout is at target, or 100%. The actual payout would be determined by the Compensation Committee after the performance period or, in the case of termination without Cause or by the NEO for Good Reason within twelve months of a change in control, as of the end of the last quarter prior to the change in control. Also, although the values are calculated as of December 31, the shares would not be issued until the first quarter after the end of the original performance period of the awards.

(4) No amounts are included for 2020 bonus payments under the STI program because the NEOs would be entitled to the same payment with or without a termination event. Cash severance is not payable in the event of Retirement.

(5) In addition (and not shown above), Mr. Patel would receive twelve months of continued coverage under the Company's health plans for himself and his dependents, which is valued at approximately $22,500. Each of the other NEOs would receive a lump sum payment of approximately $34,000 for the cost of eighteen months of continuation coverage premiums for medical coverage for himself and his dependents in any termination event other than death and disability. All NEOs other than Mr. Patel would also receive Company-provided outplacement services, with a value of up to $20,000.

(6) Mr. Coombs retired from the Company on August 1, 2020 and was deemed to have reached "Retirement." Mr. Coombs also received $66,600, and remains eligible to receive up to an additional $84,665, in connection with certain project incentive awards, with the remaining amount paid upon completion of the related project and subject to the project award criteria. Mr. Coombs's unvested equity awards vested pro rata on the terms described above. The values for stock options, RSUs, and PSUs are calculated as described above but based on the market value of our stock on August 1, 2020 of $62.52.

CEO PAY RATIO

Pursuant to SEC rules, we are required to provide the following information with respect to fiscal 2020:

❚ The annual total compensation of the global median employee of our company (other than Mr. Patel, our CEO), was $92,064;

❚ The annual total compensation of Mr. Patel, our Chief Executive Officer, was $15,570,513; and

❚ Based on this information, the ratio of the annual total compensation of our Chief Executive Officer to the annual total compensation of the global median employee is 169 to 1.

For fiscal year 2019, we identified a new global median employee due to a substantial increase in our employee population as a result of our acquisition of A. Schulman, Inc. in August 2018. We identified the 2019 global median employee by examining the total compensation for all regular full- and part-time employees who were actively employed by the Company on December 31, 2019 and students and interns who were hired for partial periods during 2019. For these employees, we calculated annual compensation using the following methodology and guidelines:

❚ To find the annual total compensation of all of our employees (other than our CEO), we considered all gross and net components of compensation (including short- and long-term incentives) received by each employee and documented in the year-end payroll records for 2019.

❚ Compensation for full- and part-time employees hired during 2019 and still active as of December 31, 2019 was annualized. Compensation for all students and interns hired for partial periods during 2019 was not annualized.

❚ Annual compensation for expatriate employees and employees involved in permanent cross-border transfers during 2019 was calculated using all relevant country payroll records.

Although there was no change in the Company's employee population or compensation arrangements in 2020 that would result in a significant change to the Company's pay ratio disclosure, we have used a different median employee this year because the previously identified median employee left the Company during the year. In accordance with SEC rules, the newly selected global median employee is an employee with substantially similar 2019 compensation to the prior global median employee. After identifying this 2020 global median employee, we calculated 2020 total compensation for the selected employee using the same methodology used for our NEOs as set forth in the Summary Compensation Table.

ITEM 7 AUTHORIZATION TO CONDUCT SHARE REPURCHASES

☑ **The Board recommends that you vote FOR the proposal to grant authority to the Board to repurchase up to 10% of our issued share capital until November 28, 2022.**

Under Dutch law and our Articles of Association, shareholder approval is necessary to authorize our Board to repurchase shares. At the annual general meeting of shareholders held on May 29, 2020, shareholders authorized the Board to repurchase up to 10% of our outstanding shares. LyondellBasell continues to prioritize our dividend and debt repayment over share repurchases and, as of April 1, 2021, has not repurchased any shares pursuant to this authorization.

Although we do not currently expect to repurchase shares in 2021, share repurchases have historically been an important capital allocation tool for the Company. Adoption of the current proposal will give us the flexibility to resume repurchasing shares if we believe it is an appropriate use of our liquidity. The number of shares repurchased, if any, and the timing and manner of any repurchases will be determined after taking into consideration prevailing market conditions, our available resources, and other factors that cannot now be predicted.

In order to provide us with sufficient flexibility, we propose that shareholders grant authority to the Board to repurchase up to 10% of our issued share capital as of the date of the Annual Meeting (or, based on the number of shares issued as of April 1, 2021, approximately 34,005,000 shares) on the open market, through privately negotiated repurchases, in self-tender offers, or through accelerated repurchase arrangements, at prices ranging from the nominal value of our shares up to 110% of the market price for our shares; provided that (i) for open market or privately negotiated repurchases, the market price shall be the price for our shares on the NYSE at the time of the transaction; (ii) for self-tender offers, the market price shall be the volume weighted average price ("VWAP") for our shares on the NYSE during a period, determined by the Board, of no less than one and no greater than five consecutive trading days immediately prior to the expiration of the tender offer; and (iii) for accelerated repurchase arrangements, the market price shall be the VWAP for our shares on the NYSE over the term of the arrangement. The VWAP for any number of trading days shall be calculated as the arithmetic average of the daily VWAP on those trading days.

If approved, the authority will extend for 18 months from the date of the Annual Meeting, or until November 28, 2022, and will replace the current repurchase authorization of the Board which was approved by shareholders at the annual general meeting on May 29, 2020. Any shares repurchased under this authority may be cancelled pursuant to the authorization to cancel shares requested under Item 8 below.

ITEM 8 CANCELLATION OF SHARES

☑ **The Board recommends that you vote FOR the proposal to cancel all or a portion of the shares in our treasury account.**

Under Dutch law and our Articles of Association, shareholder approval is necessary to cancel ordinary shares that are held in treasury by us, or that may in the future be held in treasury by us as a result of share repurchases. Also under Dutch law, the number of shares held by us, or our subsidiaries, may not exceed 50% of our issued share capital at any time.

As of April 1, 2021, we held approximately 5,732,000 shares in our treasury account, primarily as the result of share repurchases in 2019 and prior years. Treasury shares, if not cancelled, may be used for general corporate purposes, including for issuance under our equity compensation plans.

We are requesting that shareholders approve the cancellation of all or any portion of shares held in our treasury account or that may be repurchased pursuant to the authority requested under Item 7, above.

If this Item 8 is adopted, the cancellation of treasury shares may be executed in one or more tranches. The number of treasury shares that will be cancelled, if any, will be determined by the Board. If the Board determines it is appropriate to cancel our shares, we will follow the procedure set forth under Dutch law to cancel treasury shares from time to time. In accordance with Dutch statutory provisions, the cancellation of treasury shares will not be effective until two months after the resolution to cancel treasury shares has been filed with the Dutch Trade Register and announced in a Dutch national daily newspaper. Once the procedure is complete, the relevant treasury shares will be cancelled.

If this Item 8 is not approved, we will not cancel any treasury shares unless the general meeting of shareholders approves such cancellation at a later date.

ITEM 9 AMENDMENT AND RESTATEMENT OF LONG TERM INCENTIVE PLAN

☑ **The Board recommends that you vote FOR the proposal to amend and restate the LyondellBasell Industries Long Term Incentive Plan.**

The LyondellBasell Industries Long Term Incentive Plan (the "LTIP" or "Plan") provides for the grant of awards to eligible employees and directors in the form of stock options, stock appreciation rights ("SARs"), restricted shares, RSUs, cash awards, and other stock-based awards. The purpose of the LTIP is to further the long-term interests of the Company and its stakeholders by offering incentives to employees and directors who can contribute materially to the success and profitability of the Company, to recognize and reward outstanding performance, to reinforce the commonality of interest between the Company's shareholders and the participants in the LTIP, and to aid in attracting and retaining employees with outstanding abilities and specialized skills.

The LTIP was most recently approved by shareholders at the Company's 2019 annual general meeting. At that time, shareholders approved extension of the Plan for as long as shares remain available for issuance, as well as certain amendments to explicitly provide for corporate governance and compensation best practices already being applied by the Company. As of April 1, 2021, 1,967,694 of the previously authorized shares remained available for new awards under the LTIP.

In February 2021, on the recommendation of the Compensation and Talent Development Committee (the "Compensation Committee") following consultation with its independent consultant, Pearl Meyer, the Board approved amendment and restatement of the LTIP to increase the number of ordinary shares authorized for issuance thereunder by an additional 8,000,000 shares. In determining the number of additional shares to be requested, the Compensation Committee and Board reviewed both the historical burn rate under the LTIP and the potential dilution resulting from future share issuances under the Plan. After consideration, they determined that the potential dilution from the proposed LTIP restatement is reasonable in light of the benefits derived from the Company's continuing ability to issue equity awards, primarily in employee recruitment and retention, and in aligning the interests of our directors, executives, and other employees with those of our shareholders.

BURN RATE AND DILUTION

We calculate burn rate as (i) the number of shares subject to equity awards granted in each fiscal year (assuming target-level performance under performance awards) divided by (ii) the weighted average number of shares outstanding during that year. Over the last three fiscal years, the Company's average burn rate was approximately 0.4%.

	2018	2019	2020	Three-Year Average
Equity Awards	987,000	1,609,144	1,685,004	1,427,049
Average Shares Outstanding	388,889,145	353,017,327	333,758,938	358,555,137
Burn Rate	**0.25%**	**0.46%**	**0.50%**	**0.40%**

The Compensation Committee and Board also considered the potential future dilution to shareholders based on our current shares outstanding and the request for an additional 8,000,000 million shares to be available for awards under the LTIP. The expected overhang under the amended Plan, if approved, would be approximately 4.4%.

(as of April 1, 2021)	
Shares Subject to Currently Outstanding Awards[1]	5,243,725
Shares Available for Issuance Under the Current Plan	1,967,694
New Share Request	8,000,000
Total Potential Outstanding Equity Awards	**15,211,419**
Shares Outstanding at April 1, 2021	334,313,220
Total Shares Outstanding Including Potential Outstanding Equity Awards	349,524,639
Potential Dilution as a Percentage of Shares Outstanding	**4.35%**

(1) Includes outstanding stock options, RSUs and PSUs, assuming maximum possible payout for unearned awards.

The Compensation Committee also recommended, and the Board approved, amendments to the Plan to increase transparency regarding (i) the treatment of performance awards in the event of a Change in Control and (ii) share usage and recycling in connection with appreciation awards (SARs and options), each as further described below. The amended and restated LTIP also eliminates certain outdated references to U.S. Internal Revenue Code Section 162(m), while retaining existing annual limits on the size of equity-based awards that may be granted to any employee in any single calendar year.

Amendment and restatement of the LTIP is subject to shareholder approval, which includes granting authority to the Board to issue the shares authorized for issuance under the LTIP and to exclude pre-emptive rights of shareholders in that regard, both for a period of five years from the date of the 2021 Annual Meeting. If shareholders do not approve the LTIP restatement, the current Plan will continue in effect until there are no longer shares available for issuance.

The following summary provides an overview of certain material terms of the LTIP, as proposed to be amended, and is subject in all respects to the full text of the LTIP, as set forth in Appendix B to this proxy statement.

PROPOSED AMENDMENTS TO THE LTIP

Additional Shares. The LTIP was initially approved in April 2010 in connection with the Company's emergence from bankruptcy proceedings and provided for an initial share reserve of 22.0 million shares. As of April 1, 2021, there were approximately 2.0 million shares remaining available for issuance under the Plan and 5.2 million shares underlying outstanding awards. We are asking shareholders to approve the authorization of an additional 8.0 million shares for issuance under the Plan, for a total of approximately 15.2 million shares available for issuance pursuant to new or outstanding awards under the amended Plan. Additional information on our total shares available and outstanding is set forth below under the heading "Shares Available and Outstanding."

Prohibition Against Liberal Share Recycling (Clarification). Amendments clarify that (i) shares bought using option proceeds, shares tendered or withheld to satisfy tax and withholding obligations, and shares tendered by a participant or withheld by the Company in payment of the grant price of an award do not revert to the share reserve (in each case consistent with how the Plan and share reserve are currently being administered), and (ii) in the event the Company issues SARs in the future, the gross number of SARs exercised will be counted against the authorized share reserve.

Treatment of Performance Awards upon Change in Control. Unless otherwise provided under an applicable award agreement, in the event of a Change in Control, performance awards will vest pro rata based on the portion of the performance period elapsed prior to the vesting event, with the award deemed earned based on performance achievement as of the close of the last quarter ending on or before the Change in Control event, as determined by the Compensation Committee in its sole discretion.

Removal of Code Section 162(m) References. The U.S. tax reform legislation that became law at the end of 2017 made significant changes to Section 162(m) of the Internal Revenue Code, including eliminating the performance-based compensation exception to the $1 million deduction limit. Amendments have been made to the LTIP to remove references to the performance-based compensation exception that no longer applies to awards to be granted under the Plan. However, the Plan retains existing annual limits on the size of equity-based awards that may be granted to any employee in any single calendar year. Similarly, the Company's Articles of Association limit the aggregate of all fees that may be paid per annum to individual non-executive directors.

Clawback. Amendments provide that all awards granted under the LTIP will be subject to recovery or clawback by the Company under applicable legal requirements and any clawback policy adopted by the Company, whether before or after the date of grant of the award.

SHARES AVAILABLE AND OUTSTANDING

The Company maintains two equity incentive plans, the LTIP and the LyondellBasell Industries N.V. Global Employee Stock Purchase Plan (the "ESPP"), which is further decribed in Item 10.

The table below summarizes the shares outstanding and available under each plan as of April 1, 2021.

(as of April 1, 2021)	
Total ordinary shares outstanding	334,313,220
Shares remaining available for future grant under the LTIP	1,967,694
Shares subject to outstanding full value awards under the LTIP[1]	2,566,501
Shares subject to outstanding stock options under the LTIP	2,677,224
Weighted average exercise price of outstanding options	$91.46
Average remaining contractual term of options	7.45 years
Shares remaining available for future grant under the ESPP	525,230

(1) Includes outstanding RSUs and PSUs, assuming maximum possible payout for unearned awards.

On April 1, 2021, the closing price for the Company's common stock as reported on the NYSE was $105.55.

PLAN HIGHLIGHTS AND BEST PRACTICES

☑ **Overall Share Limit.** The Plan authorizes a fixed number of shares for issuance. The Plan does not contain an annual "evergreen" provision, and shareholder approval is required to authorize the issuance of additional shares.

☑ **No Liberal Share Recycling.** Shares used or withheld to satisfy the exercise price or tax and withholding obligations on any award are not recycled into the available share pool.

☑ **No Repricing.** Options or SARs issued under the Plan cannot be repriced, replaced, or regranted through cancellation or by decreasing the exercise price of a previously granted Option or SAR without prior shareholder approval.

☑ **No Discounted Stock Options or SARs.** All stock options and SARs must have an exercise price equal to or greater than the fair market value of the underlying stock on the date of grant.

☑ **No Cash-Out of Underwater Options.** Stock options or SARs issued under the Plan may not be repurchased by the Company at a time when the exercise price of the option or SAR is less than the fair market value of the underlying shares.

☑ **Minimum Vesting Provision.** With certain limited exceptions, awards generally must vest over a period of not less than one year from the date of grant.

☑ **Change in Control "Double Trigger."** The Plan provides for "double-trigger" vesting in connection with any change-in-control event.

☑ **Clawbacks.** Awards granted under the Plan are subject to strong clawbacks that allow the Company to recover compensation in certain circumstances.

☑ **Independent Compensation Committee.** Subject to certain limited delegations of authority, employee awards are administered by the Compensation Committee comprising 100% independent directors.


MATERIAL TERMS OF THE LTIP

Eligibility For Participation

All regular and certain prospective employees of the Company and its subsidiaries and the members of our Board are eligible to participate in the LTIP. As of April 1, 2021, there were 11 directors (10 non-executive directors and one executive director) and approximately 19,200 employees eligible to participate in the LTIP. In 2020, 11 directors (10 non-executive directors and one executive director) and approximately 675 employees received awards under the LTIP.

The basis for participation in the LTIP by an eligible employee is the Compensation Committee's determination, in its sole discretion, that participation will further the purpose of the LTIP, as described above. Grants made to members of our Board are made by the full Board on recommendation of the Nominating and Governance Committee. Awards are generally limited to directors, executive officers, and a select group of additional Company employees defined by level of job responsibility.

Administration

The Compensation Committee administers the LTIP and selects the persons who are eligible to receive awards under the LTIP. The Compensation Committee may delegate to one or more directors or officers of the Company the authority to make awards to employees who are not designated as Section 16 officers of the Company. The Compensation Committee has complete authority to make awards in such format and amounts as it determines and to cancel, suspend, or amend awards, provided that it cannot, without shareholder approval, amend an outstanding option to reduce its exercise price or cancel an option and replace it with an option having a lower exercise price.

The Compensation Committee may grant awards to eligible persons outside the United States and, to that end, may establish sub-plans or other terms and procedures applicable to such awards.

Authorized Shares

We are asking shareholders to authorize the reservation of an additional 8,000,000 shares for issuance under the LTIP. If the amended and restated LTIP is approved, the total number of shares authorized for issuance under the LTIP will be 30,000,000.

Any shares issued to employees under the LTIP may consist, in whole or in part, of authorized and unissued shares, shares held as treasury shares, or shares purchased on the open market or in private purchase. Any shares issued to members of our Board under the LTIP may consist, in whole or in part, of shares held as treasury shares, or shares purchased on the open market or in private purchase. Any shares subject to any award that is forfeited, terminated, expires unexercised, or is settled in cash will again be available for grant.

Shares subject to certain assumed, converted, or replaced awards, or certain arrangements of an acquired entity, in the context of a merger or acquisition will not be counted against the LTIP's share reserve.

Shareholder approval of the amended and restated LTIP includes granting authority to the Board to issue shares or grant rights to acquire shares up to the number of shares authorized for issuance under the LTIP, and to exclude pre-emptive rights of shareholders in that regard, for a period of five years as from the date of the 2021 General Meeting.

Types of Awards

Stock Options, SARs, Stock Awards, and Cash Awards may all be granted under the LTIP. Any of the awards granted to any employee or executive director of the Company may be performance awards. Performance awards are based on the achievement of such goals and subject to the terms, conditions, and restrictions that the Compensation Committee may determine.

▌ Stock Options – The price of any stock option may not be less than the fair market value of our shares on the date of grant. The term of any option may not exceed ten years, and no reload options are allowed. The option price may be paid in cash or shares, or a combination thereof, as the Compensation Committee may determine. Options may not be repurchased by the Company at any time when the exercise price of such option is less than the fair market value of the underlying shares.

▌ SARs – Stock appreciation rights entitle the holder to any appreciation in value of a specified number of shares from the date of grant until the date of exercise. Any appreciation payable is determined by the excess of the fair market value of our shares on the exercise date of the SAR over the fair market value of the stock on the date of grant. The term of any SAR may not exceed ten years, and no reload SARs are allowed. The payment of the appreciation may be in cash or shares, or a combination of the two, as the Compensation Committee determines. SARs may not be repurchased by the Company at any time when the exercise price of such SAR is less than the fair market value of the underlying shares.

- Stock Awards – Stock Awards under the plan may be in the form of shares or units. The Stock Awards granted may be subject to restrictions and contingencies regarding vesting, forfeiture, and payment as the Compensation Committee may determine.

- Cash Awards – The Compensation Committee may grant cash awards pursuant to terms and conditions as the Compensation Committee may determine.

Vesting provisions are covered in award agreements. Unless otherwise provided in an award agreement, the LTIP provides that in the event of a Change in Control of the Company followed by involuntary termination not for cause or constructive termination within one year, awards held by a participant that were not previously vested or exercisable become fully vested and exercisable and generally remain exercisable for the remainder of their term. Vesting of performance awards will be determined based on performance achievement as of the close of the last quarter ending on or before the Change in Control event, as determined by the Compensation Committee in its sole discretion.

Except for (i) awards that vest in connection with a participant's death, disability, retirement, or involuntary termination not for Cause or upon a Change in Control of the Company as described above and (ii) awards representing less than 5% of shares (a) remaining available for issuance under the Plan as of May 31, 2019 or (b) authorized for issuance under the Plan thereafter, all awards are subject to a minimum vesting period of 12 months from the date of grant.

Maximum Awards Payable to a Participant

Subject to certain adjustment provisions in the LTIP, no participant may be granted (i) stock awards covering or relating to more than 1,000,000 shares, in the aggregate, or (ii) options or SARs exercisable for more than 5,000,000 shares, in the aggregate, in each case during any one calendar year.

Grants to Non-Employee Directors

Under the LTIP, awards may be made to our non-executive directors, who are not employees of the Company. With respect to any awards to non-employee directors, the Board will exercise the powers otherwise reserved to the Compensation Committee under the LTIP, including authority to select the non-employee directors who will receive awards, to select the types of awards, and to impose limitations, conditions, and restrictions on the awards as the Board may deem appropriate.

Amendment and Termination

The LTIP may be amended, modified, suspended, or terminated by the Board provided that no such action shall adversely affect the rights of a participant without the participant's consent and provided that no amendment shall be made without shareholder approval which is required to be approved by shareholders to comply with applicable laws or rules.

Income Tax Consequences

The following is a summary of some of the U.S. federal income tax consequences of transactions under the LTIP. This summary does not describe foreign, state or local tax consequences and does not attempt to describe all possible federal or other tax consequences of LTIP participation or tax consequences based on particular circumstances. Each participant in the LTIP should consult a tax advisor regarding the tax consequences of participating in the LTIP.

No income will be recognized by an optionee upon the grant of a stock option. At the time of exercise of a stock option, ordinary income is recognized by the optionee equal to the difference between the option price paid for the shares and the fair market value of the shares on the date of exercise. At the time of a sale of shares acquired upon exercise of a stock option, appreciation (or depreciation) in value of the shares after the date of exercise will be treated as short-term or long-term capital gain (or loss) depending on the holding period.

No income will be recognized by a participant in connection with the grant of a SAR. When the SAR is exercised, the participant will be required to include as ordinary income in the year of exercise an amount equal to the amount of cash received on the exercise.

The recipient of restricted stock will be subject to tax at ordinary income rates on the fair market value of the restricted stock (reduced by an amount, if any, paid by the participant for the restricted stock) at such time as the shares are no longer subject to forfeiture for purposes of Code Section 83. However, a participant who elects under Code Section 83(b) within 30 days of the date of grant of the restricted stock will have taxable ordinary income on the date of receipt of the shares equal to the excess of the fair market value of the shares (determined without regard to the restrictions) over the purchase price, if any, of the restricted stock. If a Section 83(b) election has not been made, any dividends received with respect to restricted stock that are subject to the restrictions generally will be treated as compensation that is taxable as ordinary income to the participant.

No income will be recognized upon the award of RSUs. The recipient of a RSU award will be subject to tax at ordinary income rates on the fair market value of unrestricted shares on the date that the shares are transferred to the participant under the award (reduced by any amount paid by the participant for the RSUs), and the capital gain/loss holding period for the shares will also commence on the date that the shares are transferred to the participant.

Section 409A of the Code imposes restrictions on certain awards granted under the LTIP that qualify as "non-qualified deferred compensation." If such an award fails to comply with these restrictions, then the recipient will be subject to accelerated taxation, a 20% tax penalty and interest. The Company intends that the LTIP and any awards granted under the LTIP will either be exempt from, or comply with, the restrictions imposed by Section 409A and any applicable regulations.

To the extent that a participant recognizes ordinary income in the circumstances described above, the Company generally will be entitled to a corresponding deduction. However, the Company's deduction is only permitted to the extent that the amount recognized as income meets the test of reasonableness, is an ordinary and necessary business expense, is not an "excess parachute payment" within the meaning of Code Section 280G and is not disallowed by the limitation on certain executive compensation under Code Section 162(m).

Plan Benefits

Because the Compensation Committee and the Board have discretion to determine which employees and non-employee directors, respectively, will receive awards under the LTIP and the amount and type of those awards, future benefits to be received by a person or group under the LTIP are not determinable at this time.

The following table sets forth information with respect to the number of ordinary shares subject to option awards granted under the LTIP to the following individuals and groups since its original adoption in 2010 through April 1, 2021.

(as of April 1, 2021)	Shares subject to option awards granted since 2010
Bob Patel	1,439,612
Michael McMurray	190,587
Torkel Rhenman	89,309
Ken Lane	84,500
Jeff Kaplan	152,221
Dan Coombs	138,851
All current executive officers as a group	2,222,255
All current non-executive directors as a group	—
All current non-executive officer employees as a group	729,543

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of December 31, 2020 about the number of shares to be issued upon vesting or exercise of equity awards and the number of shares remaining available for issuance under our equity compensation plans.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights[2][3]	Weighted-Average Exercise Price of Outstanding Options, Warrants, and Rights[4]	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans[5]
Equity compensation plans approved by security holders[1]	4,730,761	$ 88.36	3,392,729
Equity compensation plans not approved by security holders	—	—	—
TOTAL	**4,730,761**	**$ 88.36**	**3,392,729**

(1) Includes the LTIP and the ESPP.

(2) Includes 2,403,560 shares that may be issued pursuant to outstanding stock options, 692,626 shares that may be issued pursuant to outstanding RSUs, and 817,287 shares that may be issued pursuant to outstanding PSUs. The Compensation and Talent Development Committee determines the actual number of shares the recipient receives at the end of a three-year performance period which may range from 0 to 200% of the target number of shares. Because up to 200% of the target number of shares may ultimately be issued, we have included an aggregate of 1,634,575 shares, the maximum possible payout under the PSUs, as the number that may be issued.

(3) Excludes purchase rights that accrue under the ESPP. Purchase rights under the ESPP are considered equity compensation for accounting purposes. However, the number of shares to be purchased is indeterminable until the time shares are actually issued, as automatic employee contributions may be terminated before the end of an offering period and, due to the pricing feature, the purchase price and corresponding number of shares to be purchased is unknown.

(4) Includes only the weighted-average exercise price of the outstanding stock options. Does not include RSUs or PSUs, as those awards have no exercise price associated with them. Also excludes purchase rights under the ESPP for the reasons described in note (3) above.

(5) The shares remaining available as of December 31, 2020 include 2,817,543 shares under the LTIP and 575,186 shares under the ESPP.

ITEM 10 AMENDMENT AND RESTATEMENT OF EMPLOYEE STOCK PURCHASE PLAN

The Board recommends that you vote FOR the proposal to amend and restate the LyondellBasell Industries N.V. Global Employee Stock Purchase Plan.

The LyondellBasell Industries N.V. Global Employee Stock Purchase Plan (the "ESPP") provides for the purchase of Company shares by certain eligible employees, including our executive officers and our CEO, at such employees' election. The ESPP was initially approved by shareholders at the 2012 annual general meeting and amended most recently, with shareholder approval, in 2018 to extend the term of the ESPP to October 1, 2021. As of April 1, 2021, approximately 0.5 million of the 1.5 million shares initially authorized under the ESPP remained available for issuance.

We are requesting that shareholders approve an amendment and restatement of the ESPP that, among other things, (i) reserves an additional 3,000,000 ordinary shares for issuance under the plan and removes the limit on the aggregate number of shares that can be issued annually and (ii) removes the termination date under the plan, so that the ESPP will continue until the shares reserved for issuance are exhausted or the ESPP is earlier terminated by the Board. The additional shares and extension of the plan will allow us to continue offering our employees the benefits of the ESPP, which we believe is beneficial to the Company and helpful in retaining and recruiting employees. The proposed amendment also includes administrative updates to align the plan year with the Company's fiscal (calendar) year and additional immaterial changes intended to clarify the current administration of the ESPP. Based on the number of shares remaining available for issuance under the ESPP as of April 1, 2021, if the amended and restated ESPP is approved, the total number of shares authorized for issuance under the ESPP will be approximately 3.5 million.

Shareholder approval of the amended and restated ESPP includes granting authority to the Board to issue shares or grant rights to acquire shares up to the number of shares authorized for issuance under the ESPP, and to exclude pre-emptive rights of shareholders in that regard, for a period of five years from the date of the 2021 Annual Meeting. If our shareholders do not approve this proposal, the ESPP will remain in effect until the earlier of its expiration on October 1, 2021, the date the Board terminates the ESPP, or the date upon which all shares available for issuance under the ESPP have been issued.

Any shares issued to employees (other than any executive director) under the ESPP may consist, in whole or in part, of authorized and unissued shares, shares held as treasury shares, or shares purchased on the open market or in private purchase. Any shares issued to any executive director under the ESPP may consist, in whole or in part, of shares held as treasury shares, or shares purchased on the open market or in private purchase.

The terms of the ESPP allow the Compensation and Talent Development Committee (the "Compensation Committee") to determine the purchase price of shares purchased under the plan. Since October 1, 2015, employees have been able to purchase shares at a price equal to 90% of the lesser of the fair market value of our shares on the first trading day and the last trading day of the relevant 3-month purchase period. Although no changes to the purchase price under the ESPP are currently contemplated, the Compensation Committee periodically reviews the terms of our plan against market practice and may in the future approve a different pricing methodology.

The following summary provides an overview of certain material features of the ESPP, as proposed to be amended, and is subject in all respects to the specific provisions contained in the full text of the amended and restated ESPP, as set forth in Appendix C to this proxy statement.

Purpose of the ESPP

The ESPP provides eligible employees with an opportunity to obtain a proprietary interest in the continued growth and prosperity of the Company through purchases of its common shares. The ESPP is intended to qualify as an "employee stock purchase plan" under Section 423 of the U.S. Internal Revenue Code. That intention notwithstanding, the ESPP permits the establishment of sub-plans which do not meet the requirements of Section 423 for employees of participating companies and affiliates in countries other than the United States to allow those employees to acquire common shares in a similar manner while complying with applicable local law. Upon enrollment in the ESPP, participating employees are granted the right to purchase shares of LyondellBasell through accumulated payroll deductions.

Administration

The ESPP is administered by the Compensation Committee or any sub-committee or other person delegated administration responsibilities by the Compensation Committee. The Compensation Committee is authorized to construe and interpret the ESPP, to define the terms used in the ESPP, to determine eligibility for participation in and benefits under the ESPP, to prescribe, amend, and rescind rules and regulations for the ESPP's administration, and to take any other necessary action in relation to the ESPP.

Eligibility

In general, and subject to local law, all employees of the Company and its subsidiaries designated by the Committee to participate in the ESPP (each, a "Participating Subsidiary") are eligible to participate in the ESPP. However, any participant who would own more than five percent of the common stock of the Company immediately after any purchase opportunity granted to them under the plan is not eligible to participate. All U.S. subsidiaries of the Company are Participating Subsidiaries and, currently, certain of the Company's subsidiaries in The Netherlands, Spain, Germany, and Italy have also been designated as Participating Subsidiaries. The total number of employees eligible to participate in the ESPP as of April 1, 2021 was approximately 13,000.

Offering Periods

Participation in the ESPP is completely voluntary. The ESPP allows those employees to elect to exercise purchase rights through a series of successive 3-month purchase periods beginning on January 1, April 1, July 1, and October 1 of each calendar year.

Exercise of Purchase Right

In order to exercise a purchase right, participants must elect to contribute amounts ranging from 1% to 10% of their "compensation" (as defined in the ESPP). These contributions generally occur through payroll withholdings from the participant's salary or wages (although alternative methods of contribution may be permitted by the Compensation Committee). Aggregate contributions for each employee may not exceed $15,000 during any plan year. Once an eligible employee is enrolled in the ESPP, he or she will continue to participate in the ESPP for each successive purchase period until his or her participation is terminated. Purchases of common stock by participants are effected at the end of each purchase period, as determined by the Committee, without any further action on the part of the participants.

Purchase Price

The Compensation Committee determines the price at which shares may be purchased under the ESPP. Since October 2015, the Committee has approved a price equal to the lower of (a) 90% of the fair market value of a share of common stock of the Company on the first trading day in a purchase period and (b) 90% of the fair market value of a share of common stock of the Company on the last trading day in a purchase period. The ESPP provides that the Committee has the discretion to change the formula for determining the purchase price from time to time. The fair market value of a share of common stock of the Company, for purposes of calculating the purchase price under the ESPP, is the closing sale price as quoted on the NYSE. On April 1, 2021, the closing price for the Company's common stock was $105.55 per share.

Maximum Amount of Purchases

The maximum fair market value of common stock that an employee may purchase under the ESPP in any calendar year is $25,000 (based on the fair market value of the common stock when the purchase right is granted). Local tax laws and regulations may also limit the maximum number or value of shares that may be purchased.

Cessation of Employment

If a participant ceases to be employed by the Company or a Participating Subsidiary for any reason or otherwise ceases to be an eligible employee, then the participant's rights under the ESPP shall, subject to local law, immediately terminate, and the Company will refund the full amount of all withholdings (without interest or with interest where required by law). An employee may not transfer a purchase right other than by will or the laws of descent and distribution and, during an employee's lifetime, a purchase right is exercisable only by the employee.

Amendment, Modification, and Termination

The Compensation Committee may at any time amend, modify, or terminate the ESPP, provided that no participant's outstanding purchase rights may be adversely affected by any such amendment, modification, or termination, except to the extent required to comply with law, stock exchange rules, or accounting rules. If this Proposal 10 is approved by shareholders at the Annual Meeting, the ESPP will continue until the shares approved for issuance under the ESPP are exhausted or the plan is earlier terminated by the Board. The Company may in the future decide to seek shareholder approval to further increase the number of shares available under the ESPP, which could further extend the term of the plan if such approval is granted.

ESPP Benefits

Each eligible employee elects whether to participate in the ESPP and the extent to which he or she will participate. It is, therefore, not possible to determine the benefit or amounts that will be received in the future by individual employees or groups of employees under the ESPP. During the most recent purchase period ended March 31, 2021, approximately 50,000 shares were purchased by eligible employees.

The following table sets forth information with respect to the number of ordinary shares purchased under the ESPP by the following individuals and groups since its original adoption in 2012 through April 1, 2021.

(as of April 1, 2021)	Shares purchased since 2012
Bob Patel	—
Michael McMurray	—
Torkel Rhenman	—
Ken Lane	—
Jeff Kaplan	—
Dan Coombs	973
All current executive officers as a group	341
All current non-executive directors as a group	—
All current non-executive officer employees as a group[1]	974,429

(1) Due to administrative constraints, represents shares purchased by all employees (including former employees but excluding current executive officers) since the ESPP's original adoption.

Income Tax Consequences

The income tax implications of participation in the ESPP differ depending on the particular laws applicable in the country in which a Participating Subsidiary is located. Each participant in the ESPP should consult a tax advisor regarding the tax consequences of participating in the ESPP.

The following summary is intended only as a general guide to the U.S. federal income tax consequences under current law of participation in the ESPP for U.S. participants and does not attempt to describe all possible federal or other tax consequences of such participation or tax consequences based on particular circumstances.

The ESPP is intended to qualify as an "employee stock purchase plan" within the meaning of Section 423 of the Internal Revenue Code. Provided that the ESPP does qualify, there are generally no tax consequences to an employee of either being granted a purchase right or exercising the right to purchase shares. The tax consequences of a disposition of shares acquired under the ESPP vary depending on the period of time that such stock is held before its disposition. If a participant disposes of shares within two years after his or her entry date into the purchase period in which the shares were acquired or within one year after the purchase date (a "disqualifying disposition"), the participant recognizes ordinary income in the year of disposition in an amount equal to the excess of the fair market value of the shares on the purchase date over the purchase price. The ordinary income recognized only occurs upon the disqualifying disposition and the excess of the fair market value on the purchase date over the actual purchase price is otherwise not currently recognized. Any additional gain or resulting loss recognized by the participant from the disposition of the shares is treated as a capital gain or loss.

If the participant disposes of shares more than two years after his or her entry date into the purchase period in which the shares were acquired and more than one year after the purchase date on which the shares were acquired, the participant recognizes ordinary income in the year of disposition in an amount equal to the lesser of (i) the excess of the fair market value of the shares on the date of disposition over the purchase price or (ii) the excess of the fair market value of the shares on the entry date over the purchase price (determined as if the purchase right were exercised on the entry date). Any additional gain recognized by the participant on the disposition of the shares is a capital gain. If the fair market value of the shares on the date of disposition is less than the purchase price, there is no ordinary income, and the loss recognized is a capital loss.

If the participant disposes of the shares in a disqualifying disposition, the Company will be entitled to a deduction equal to the amount of ordinary income recognized by the participant as a result of the disposition, except to the extent such deduction is limited by applicable provisions of the Internal Revenue Code. In all other cases, no deduction is allowed to the Company.

ITEM 11 DISCUSSION OF MATTERS REQUESTED BY SHAREHOLDERS

This item will be a discussion item only.

Pursuant to Article 17.7 of the Company's Articles of Association and section 2:114a of the Dutch Civil Code, any shareholder holding at least one/hundredth (1/100) part of the issued share capital of the Company may request the inclusion of items in the agenda of our annual general meeting of shareholders at least 60 days in advance of the meeting. A group of shareholders collaborating under the Climate Action 100+ initiative, led by Federated Hermes[1], have requested the Board to add the following two topics to the agenda of our Annual Meeting for discussion:

A. The Company's climate change commitments and strategy; and
B. Whether the Company should adopt an annual advisory vote on its climate strategy.

The request by these shareholders meet the conditions set out above and therefore we have included these discussion items on the agenda.

We will provide shareholders with an opportunity to discuss each of these matters at our Annual Meeting; however, they are not being submitted for a vote of shareholders but are for discussion only.

Set forth below is the exact text of the shareholders' explanatory statements in support of such discussion, as presented in the request submitted to the Company. The Company's initial response to these matters is included below the text of the shareholders' statement.

Statement of Shareholders

Agenda Item 11A: The Company's climate change commitments and strategy (discussion item)

Climate change poses a systemic risk to the world's economy and will directly or indirectly affect the vast majority of companies. Limiting warming to well-below 2°C with an ambition for 1.5 °C, as stipulated by the goals of the Paris Agreement, will require significant changes to the structure of the economy, and likely involve a rapid shift away from the use of fossil fuels towards cleaner forms of energy. As a plastics, chemicals and refining company, LyondellBasell is likely to be amongst the companies that face the greatest risks and opportunities associated with the impacts and consequences of climate change and the energy transition, being particularly exposed to policies which aim to mitigate greenhouse gas emissions.

So far, the Company has set an ambition to achieve a 15% reduction in greenhouse gas emissions per tonne of product produced compared to 2015. It has also said it will use fossil fuels more efficiently, increase the use of feedstocks from renewable sources and from plastic waste, increase its use of renewable energy and grow its portfolio of low-carbon products. Whilst this is encouraging, the Company has not set forward-looking targets for these measures, and so it is difficult for investors to assess how ambitious these actions are. At present, the Company has not made a Paris-aligned or net-zero commitment and has not articulated a comprehensive climate change strategy with Paris-aligned short-, medium- and long- term greenhouse gas emissions reductions targets.

The Company's climate-related disclosures, including those regarding the Company's strategy and business planning, will be key for investors to understand how the investments and actions the Company is taking today are compatible with limiting warming in line with the goals of the Paris Agreement. This is critical for investors because any gaps, weaknesses, or delays in climate change policies, planning and responses by companies may significantly and materially increase the risks to shareholders' investments.

This discussion item will provide (i) shareholders with an opportunity to discuss the Company's existing commitments and whether the company should adopt a more comprehensive climate strategy [that includes short-, medium- and long-term targets aligned with the goals of the Paris Agreement], and (ii) an opportunity for the Company to engage with investors and set out any steps it is planning to take regarding its climate change strategy.

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(1) The request provides that the investors jointly represent approximately 4.2% of the issued share capital of the Company. Together with Federated Hermes, the request was made on behalf of Aegon Asset Management, Allianz Global Investors GmBH, Amundi Asset Management, AP7, AustralianSuper, Brunel Pension Partnership Ltd, CANDRIAM, Caisse de dépôt et placement du Québec (CDPQ), Church Commissioners for England, Coutts & Co, Danica, Danske Bank Asset Management, EOS Federated Hermes (on behalf of stewardship clients), HSBC Global Asset Management, KBI Global Investors, Legal & General Investment Management, UK Local Authority Pension Fund Forum (LAPFF), UK LGPS (Local Government Pension Scheme), Quintet Private Bank (Europe) S.A., as Kredietrust Luxembourg S.A. (KTL), a wholly-owned subsidiary, M&G Investments, Nordea Asset Management, Northern Trust Asset Management, Robeco, Railpen RPMI, Sampension Administrationsselskab A/S, and Union Investment.

Company's Response

We believe that climate change is one of the most important global challenges, both now and for future generations, and have publicly expressed our support for the Paris Agreement's ambitions. Our efforts in this area include reducing the intensity of greenhouse gas emissions from our operations and delivering solutions that help advance a low-carbon economy.

In our 2018 Sustainability Report, we announced a goal of achieving a 15% reduction in CO_2 emissions per ton of product produced by 2030, as compared with 2015 levels. Since that time, we have been actively working to develop and invest in substantive programs and solutions to support our goals. Our 2019 Sustainability Report details our CO_2 reduction program, including the following highlights:

▎ Increasing our use of renewable energy, and recovering and reusing waste heat to produce electricity

▎ Introducing lower carbon feedstocks made from renewable resources and plastic waste

▎ Improving operational energy efficiency and reducing energy consumption

▎ Assessing low-carbon opportunities and transportation solutions across our supply chain

▎ Offering products that reduce emissions such as materials that make vehicles lighter and more fuel efficient, biofuels that meet clean air standards, and building materials that improve energy efficiency

▎ Exploring break-through technologies that advance low-carbon production processes

We intend to update our 2030 CO_2 reduction goal on an ongoing basis and expect it to evolve as we begin to see the results of the current program. We are also in the process of, and committed to, developing our climate ambition beyond 2030. For our Company, simply stating an ambition is not enough. To create a level of confidence for our investors and other stakeholders, our approach is to understand the work and actions necessary to offer the greatest likelihood of success. This does not mean we will have a fully prepared plan to reach our ambitions, but we will understand what can be achieved with existing technologies and what technologies will need to be developed over time. We intend to provide more information about our climate ambition beyond 2030 later this year.

Other upcoming activities in this area include publishing our 2020 Sustainability Report shortly after the Annual Meeting, which will include a report on progress toward our 2030 CO_2 reduction goal, as well as submitting our annual climate change management information to the Carbon Disclosure Project ("CDP"). We note that the Company has improved its 2020 CDP rating to a B- (from D in 2019) on CDP's Climate Change Survey. In addition, we continue to integrate climate change considerations into our ongoing business planning, and we are in the process of expanding our climate risk assessment, using Task Force on Climate-related Financial Disclosures ("TCFD") recommendations to support our approach.

We agree that LyondellBasell will face risks and opportunities associated with the impacts and consequences of climate change, including risks from regulatory initiatives, changing consumer behavior and product demand, and direct impacts on our facilities and operations. In fact, our Enterprise Risk Management ("ERM") approach identifies climate-related risks and opportunities at an enterprise level, a department level, and a program/project level, where appropriate. The ERM approach utilizes a six-step risk management process that also includes monitoring progress and reviewing alignment based on the International Standard ISO 31000. Our initial climate-related assessments are included in our 2019 Sustainability Report, available on our website at *www.LyondellBasell.com* under "Sustainability." In addition, as further described on page 27 of this Proxy Statement, our Board of Directors oversees our climate commitments.

We welcome further dialogue with our shareholders on the Company's climate strategy. However, we believe this should be part of an on-going conversation through direct and regular engagement that gives us a deeper understanding of our shareholders' priorities, concerns, and insights. As described on page 21 of this Proxy Statement, we have discussed the Company's strategy and environmental, social, and governance ("ESG") profile with multiple investors and discussed their questions or concerns on these and other topics. Specifically, in 2020, we discussed the Company's strategy and ESG profile with investors representing at least 75% of our outstanding shares. This engagement effort included hundreds of one-on-one meetings with investor ESG stewardship groups or portfolio managers. Our CEO and other members of senior management participate in these discussions, and our independent Board Chair makes himself available for discussion when appropriate. The feedback from these conversations has been overwhelmingly constructive, and we have sought to integrate these investor concerns directly into the Company's assessment of sustainability and climate issues.

We are confident we will continue to make progress on our goals and ambitions, and to regularly and systemically engage with our stakeholders and report on these goals and ambitions.

Statement of Shareholders

Agenda Item 11B: Whether the Company should adopt a routine advisory vote on its climate strategy (discussion item)

This discussion item will provide shareholders with an opportunity to discuss with the company whether the best mechanism to achieve adequate disclosure and understanding of the Company's management of climate-related risks and opportunities is through the regular assessment and review (in the form of a routine advisory vote) of the Company's climate change strategy. Allowing shareholders to routinely vote on the climate strategy will promote a regular dialogue between the Company and shareholders as to the adequacy and ambitiousness of the plan, clarifying to the company what the expectations of investors are. A preferred structure for implementing an advisory vote would be through regular votes on both the strategy and the implementation of this strategy. Furthermore, it is recommended that the company nominate a director to be responsible for the oversight of the climate strategy.

Company's Response

In addition to the response set forth to discussion Agenda Item 11A above, we also recognize that relationships and engagement with all of our stakeholders, including shareholders, are crucial to executing on our strategic plan generally and our climate change strategy[2] specifically.

We are committed to executing on, enhancing, and providing transparency around our climate change strategy and are equally committed to remaining proactive in our engagement efforts and shareholder outreach with respect to concerns around climate. We do not, however, believe that routine shareholder advisory votes are an effective way to understand shareholders' concerns, conduct a meaningful dialog or respond to specific concerns on a topic as complex as our Company's response to climate change. Rather, we believe that direct meetings and communication with our shareholders, in addition to the regular updates on our progress that we have provided and intend to continue to provide through investor conferences, periodic investor days, quarterly earnings communications, and annual sustainability reports, provide a holistic view of our efforts and better serve the interests of all our stakeholders.

Apart from the question of an advisory vote, the discussion item also recommends nomination of a director to be responsible for oversight of climate strategy. Given that climate strategy is integral to the Company's overall long-term strategy, our entire Board retains oversight responsibility for the Company's response on climate. In addition to an annual in-depth review of sustainability matters and climate strategy, the Board receives updates on the Company's progress on key topics and strategic initiatives at each regularly scheduled Board meeting. As discussed on pages 11 through 18, our directors have wide-ranging experience with our industry, health, safety and environmental issues, and risk oversight. Our HSE&O Committee and its Chair assist the Board in its oversight responsibilities, and have been delegated responsibility for certain programs, initiatives, and activities related to sustainability, including monitoring the Company's progress toward its sustainability objectives. We believe this approach of broad Board engagement coupled with delegation of specific responsibilities to a designated committee results in strong and effective oversight. Please see "Approach to Sustainability—Board and Management Oversight of ESG" at pages 27-28 for further discussion.

In closing, the Company and our Board of Directors do not believe that an annual advisory vote is necessary or beneficial to advancing our climate strategy. The interests of the Company's stakeholders, including its shareholders, are better served through the Company's ongoing undertakings with respect to sustainability reporting and direct, proactive investor engagement.

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(2) As a matter of Dutch law, the Board of Directors is exclusively responsible for the Company's strategy, and climate is an integral part of the Company's ongoing strategy.

SECURITIES OWNERSHIP

SIGNIFICANT SHAREHOLDERS

The table below shows information for shareholders known to us to beneficially own more than 5% of our shares.

Name and Address	Shares Beneficially Owned	
	Number	Percentage[1]
Certain affiliates of Access Industries, LLC[2] 730 Fifth Ave., 20th Floor, New York, NY 10019	71,457,181	21.4%
Capital International Investors[3] 333 South Hope Street, Los Angeles, CA 90071	38,607,223	11.5%
Capital World Investors[4] 333 South Hope Street, Los Angeles, CA 90071	26,028,351	7.8%
The Vanguard Group[5] 100 Vanguard Blvd., Malvern, PA 19355	23,930,533	7.2%
BlackRock, Inc.[6] 55 East 52nd Street, New York, NY 10055	21,582,896	6.5%

(1) All percentages are based on 334,313,220 shares outstanding as of April 1, 2021.

(2) Information is based on a Form 4 filed with the SEC on March 9, 2021. Access Industries is a privately-held U.S. industrial group which controls directly or indirectly AI International Chemicals S.à r.l. and certain other entities that are recordholders of our outstanding shares (collectively, the "Access Recordholders"). Len Blavatnik controls Access Industries and may be deemed to beneficially own the shares held by one or more of the Access Recordholders. Access Industries and each of its affiliated entities and the officers, partners, members, and managers thereof (including, without limitation, Mr. Blavatnik), other than the applicable Access Recordholder, disclaim beneficial ownership of any shares owned by the Access Recordholders.

(3) Information is based on a Schedule 13G/A filed with the SEC on February 16, 2021 by Capital International Investors reporting beneficial ownership of the Company's stock as of December 31, 2020. The shareholder reports sole voting power with respect to 38,579,339 shares and sole dispositive power with respect to 38,607,223 shares.

(4) Information is based on a Schedule 13G/A filed with the SEC on February 16, 2021 by Capital World Investors reporting beneficial ownership of the Company's stock as of December 31, 2020. The shareholder reports sole voting powerspect to 25,971,523 shares and sole dispositive power with respect to 26,028,351 shares.

(5) Information is based on a Schedule 13G/A filed with the SEC on February 10, 2021 by The Vanguard Group reporting beneficial ownership of the Company's stock as of December 31, 2020, on behalf of its direct and indirect subsidiaries including Vanguard Asset Management, Limited, Vanguard Fiduciary Trust Company, Vanguard Global Advisors, LLC, Vanguard Group (Ireland) Limited, Vanguard Investments Australia Ltd, Vanguard Investments Canada Inc., Vanguard Investments Hong Kong Limited, and Vanguard Investments UK, Limited. The shareholder reports sole voting power with respect to 0 shares and sole dispositive power with respect to 22,782,696 shares.

(6) Information is based on a Schedule 13G/A filed with the SEC on January 29, 2021 by BlackRock, Inc. reporting beneficial ownership of the Company's stock as of December 31, 2020, on behalf of its direct and indirect subsidiaries including BlackRock (Luxembourg) S.A., BlackRock (Netherlands) B.V., BlackRock (Singapore) Limited, BlackRock Advisors (UK) Limited, BlackRock Advisors, LLC, BlackRock Asset Management Canada Limited, BlackRock Asset Management Deutschland AG, BlackRock Asset Management Ireland Limited, BlackRock Asset Management North Asia Limited, BlackRock Asset Management Schweiz AG, BlackRock Financial Management, Inc., BlackRock Fund Advisors, BlackRock Fund Managers Ltd, BlackRock Institutional Trust Company, National Association, BlackRock International Limited, BlackRock Investment Management (Australia) Limited, BlackRock Investment Management (UK) Limited, BlackRock Investment Management, LLC, BlackRock Japan Co., Ltd., BlackRock Life Limited, and iShares (DE) I Investmentaktiengesellschaft mit Teilgesellsc. The shareholder reports sole voting power with respect to 19,164,889 shares and sole dispositive power with respect to 21,582,896 shares.

BENEFICIAL OWNERSHIP

Information relating to the beneficial ownership of our shares by each director, director nominee, and executive officer named in the Summary Compensation Table is included below, as is information with respect to all of these individuals and all other executive officers of the Company, as a group. Shares are considered to be beneficially owned by a person if he or she, directly or indirectly, has sole or shared voting or investment power with respect to such shares. In addition, a person is deemed to beneficially own shares if that person has the right to acquire such shares within 60 days of April 1, 2021. The individuals set forth in the table below, individually and in the aggregate, beneficially own less than 1% of our outstanding shares as of April 1, 2021.

Name	Number of		Stock Options Exercisable Within 60 days
	Shares	RSUs[1]	
Jacques Aigrain	11,677	5,047	–
Lincoln Benet	4,857	2,640	–
Jeet Bindra[2]	13,239	2,640	–
Robin Buchanan	44,641	2,640	–
Tony Chase	–	–	–
Stephen Cooper[3]	31,934	2,640	–
Nance Dicciani	22,390	2,640	–
Bob Dudley	–	–	–
Claire Farley	13,372	2,640	–
Bella Goren	10,671	2,640	–
Michael Hanley	3,566	2,640	–
Albert Manifold	2,105	2,640	–
Bob Patel[4]	293,395	–	875,775
Michael McMurray	4,946	–	51,376
Torkel Rhenman	11,540	–	10,000
Ken Lane	8,051	–	17,931
Jeff Kaplan	29,311	–	79,101
Dan Coombs	31,137	–	100,619
ALL DIRECTORS, NOMINEES, AND EXECUTIVE OFFICERS AS A GROUP (23 PERSONS)	586,875	28,807	1,219,271

(1) Represents RSUs (each equivalent to a share of LyondellBasell stock) that will vest within 60 days.

(2) Includes 9,200 shares owned by the Bindra Family Revocable Trust. Mr. Bindra disclaims beneficial ownership of such shares except to the extent of any pecuniary interest therein.

(3) Includes 15,619 shares held by Mr. Cooper's spouse. Mr. Cooper disclaims beneficial ownership of such shares except to the extent of any pecuniary interest therein.

(4) Includes 207,375 shares held in family trusts. Mr. Patel disclaims beneficial ownership of such shares except to the extent of any pecuniary interest therein.

QUESTIONS AND ANSWERS ABOUT THE ANNUAL GENERAL MEETING

Who is soliciting my vote?

Our Board is soliciting your vote on voting matters submitted for approval at the Company's 2021 Annual General Meeting of Shareholders.

Why are these matters being submitted for voting?

In accordance with Dutch law and the rules and regulations of the NYSE and the SEC, we are required to submit certain items for the approval of our shareholders. Several matters that are within the authority of a company's board of directors under most U.S. state corporate laws require shareholder approval under Dutch law. Additionally, in accordance with Dutch corporate governance guidelines, we provide for the discussion at our Annual Meeting of certain topics that are not subject to a shareholder vote, including our governance practices and our dividend policy. We will also discuss two topics requested by shareholders; however, there will be no vote on these matters.

The discharge from liability of our directors, the adoption of our 2020 Dutch statutory annual accounts, the appointment of the auditor for our 2021 Dutch statutory annual accounts, the authorization to repurchase shares, and the cancellation of shares held in our treasury account are all items that we are required to submit to shareholders due to our incorporation in the Netherlands.

How does the Board of Directors recommend that I vote my shares?

The Board of Directors recommends that you vote **FOR** each of the voting items presented in this proxy statement.

Unless you give other instructions on your proxy card, the persons named as proxy holders on the proxy card will vote in favor of each of the voting items in accordance with the recommendation of the Board of Directors.

Who is entitled to vote?

You may vote your LyondellBasell shares at the Annual Meeting if you are the record owner of such shares as of the close of business on April 30, 2021 (the "Record Date"). You are entitled to one vote for each share of LyondellBasell common stock that you own. As of April 1, 2021, there were 334,313,220 shares of LyondellBasell common stock outstanding and entitled to vote at the Annual Meeting.

How many votes must be present to hold the meeting?

Your shares are counted as present at the Annual Meeting if you held such shares as of the Record Date and (i) properly return a proxy by Internet, telephone, or mail or (ii) if in person attendance at the Annual Meeting is possible, properly notify us of your intention to attend the Annual Meeting, attend the meeting, and vote in person. There are no quorum requirements under Dutch law and, as a result, we may hold our meeting regardless of the number of shares that are present in person or by proxy.

How many votes are needed to approve each of the voting items?

The number of votes required to approve the matters presented in this proxy statement varies by item:

▌ Pursuant to the Dutch Civil Code and our Articles of Association, the nomination of a candidate to our Board (Item 1) is binding on shareholders unless 2/3 of the votes cast at the Annual Meeting, representing more than 50% of the Company's issued share capital (which for this purpose includes only our outstanding shares), vote against the nominee. This means that a nominee will be elected unless the votes against him or her constitute 2/3 of the votes cast and represent more than 50% of our issued share capital.

❚ Under Dutch law, the cancellation of shares held in our treasury account (Item 8) and the amendment of our LTIP and ESPP (Items 9 and 10), due to the potential issuance of shares excluding pre-emptive rights, require the affirmative vote of a majority of the votes cast at the Annual Meeting. If, however, less than 50% of the Company's issued share capital (which for this purpose includes only our outstanding shares) is represented at the Annual Meeting, each voting item will require the affirmative vote of at least 2/3 of the votes cast.

❚ Each other voting item set forth in this proxy statement requires the affirmative vote of a majority of the votes cast by shareholders in order to be approved.

❚ There will be no vote on two topics added to the agenda by request of our shareholders pursuant to our Articles of Association and Dutch law (Item 11), which are presented for discussion only.

How do I vote?

You can vote by proxy without attending the meeting or, if possible given COVID-19 developments and restrictions on travel and public gatherings, in person at the meeting. To vote by proxy, you must vote over the Internet, by telephone, or by mail. Instructions for each method of voting are included on the proxy card.

If you hold your LyondellBasell shares in a brokerage account (that is, you hold your shares in "street name"), your ability to vote by telephone or over the Internet depends on your broker's voting process. Please follow the directions on your proxy card or voter instruction form.

Given current travel and in person meeting restrictions related to the COVID-19 pandemic, including current guidance from the Dutch government discouraging all non-essential public gatherings in the Netherlands, and due to continuing health and safety concerns, it may not be possible or advisable for shareholders to attend the Annual Meeting in person. The Company will provide virtual access to shareholders through a live webcast. Shareholders will have the opportunity to discuss the matters set forth on the agenda, including Item 11, and to ask questions during and in advance of the meeting but will be required to vote their shares by proxy in advance. Please see "Who can attend the Annual Meeting?" below for additional information regarding participation in the Annual Meeting.

Even if you plan to attend the Annual Meeting, we encourage you to vote your shares by proxy in advance. If you plan to vote in person at the Annual Meeting and you hold your LyondellBasell shares in street name, you must obtain a proxy from your broker and bring that proxy to the meeting.

Can I change my vote?

Yes. You can change or revoke your vote at any time before the polls close at the Annual Meeting. You can do this by:

❚ Entering a new vote by telephone or over the Internet prior to 11:59 p.m. Eastern Time on May 26, 2021;

❚ Signing another proxy card with a later date and returning it to us by a method that allows us to receive the proxy prior to the Annual Meeting;

❚ Sending us a written document revoking your earlier proxy; or

❚ If possible, attending the Annual Meeting and voting your shares in person (attendance at the Annual Meeting will not, by itself, revoke a proxy previously given by you). It will not be possible to vote through the live webcast, and shareholders intending to attend the Annual Meeting remotely will be required to vote and change or revoke that vote by proxy in advance.

Who counts the votes?

We have hired Broadridge Financial Solutions, Inc. to count the votes represented by proxies and cast by ballot at the Annual Meeting.

Will my shares be voted if I do not provide my proxy and do not attend the Annual Meeting?

If you do not provide a proxy or vote your shares in person, the shares held in your name will not be voted. Please note that it will not be possible to vote through the live webcast, and all shareholders intending to attend the Annual Meeting remotely must vote by proxy in advance. If you do not attend the Annual Meeting, you will also not be able to discuss the additional matters set forth on the agenda, including Item 11.

If you hold your shares in street name, your broker may be able to vote your shares for certain "routine" matters even if you do not provide the broker with voting instructions. We believe that, pursuant to NYSE rules, Item 3, Item 4, Item 6, Item 7, and Item 8, are considered routine matters. Therefore, without instructions from you, your broker may not vote your shares with respect to any other voting items, i.e. Item 1, Item 2, Item 5, Item 9, and Item 10. It is therefore important that you act to ensure your shares are voted.



What is a broker non-vote?

If a broker does not have discretion to vote shares held in street name on a particular voting item and does not receive instructions from the beneficial owner on how to vote those shares, the broker may return the proxy card without voting on that voting item. This is known as a broker non-vote. Broker non-votes will have no effect on the vote for any voting item properly introduced at the meeting.

What if I return my proxy but don't vote for some of the matters listed on my proxy card?

If you return a signed proxy card without indicating your vote on all voting items listed, your shares will be voted FOR each of the voting items for which you did not vote.

How are votes counted?

For all voting items other than the election of nominees to our Board of Directors, you may vote **FOR**, **AGAINST**, or **ABSTAIN**. For the voting item for the election of nominees (Item 1), you may vote **FOR, AGAINST**, or **WITHHOLD** with respect to each nominee. A vote to abstain or withhold does not count as a vote cast, and therefore will not have any effect on the outcome of any voting item to be voted on at the Annual Meeting.

Could other matters be voted on at the Annual Meeting?

No. All matters to be voted on at the Annual Meeting must be included as voting items in the agenda for the meeting as described in this proxy statement. We will provide shareholders with an opportunity to discuss our corporate governance, dividend policy, executive compensation program, and two additional topics requested by shareholders. However, there will be no vote on any of these matters.

Who can attend the Annual Meeting?

The Annual Meeting is open to all LyondellBasell shareholders who hold shares as of the close of business on April 30, 2021, the Record Date.

If you would like to attend the Annual Meeting in person (if possible) or via webcast, you must inform us in writing of your intention to do so on or before May 21, 2021, one week prior to the date of the meeting. The notice may be emailed to *CorporateSecretary@LyondellBasell.com*. Additional information regarding the availability of and procedures for in person attendance at the Annual Meeting, if possible, or webcast details and access information will be provided to shareholders who provide timely notice of intent to attend and proper evidence of their ownership of LyondellBasell shares as of the Record Date. Admittance of shareholders to the Annual Meeting, whether in person or through the live webcast, will be governed by Dutch law.

We are continuing to monitor COVID-19 developments closely and recognize that it may not be possible or advisable for shareholders to attend the Annual Meeting in person. We are accordingly providing remote access to the Annual Meeting as described below.

Why are you providing remote access to the Annual Meeting?

Due to the significant health and safety concerns resulting from the emerging coronavirus (COVID-19) outbreak and related restrictions on travel and in person meetings, including current guidance from the Dutch government discouraging all non-essential public gatherings in the Netherlands, it may not be possible or advisable for shareholders to attend the Annual Meeting. The remote access we are providing through our live teleconference is intended to preserve shareholder access to and facilitate participation in the Annual Meeting in the current environment, and all shareholders in attendance will have the opportunity to discuss the matters set forth on the agenda, including item 11, and to ask questions during and in advance of the meeting.

The health and safety of our shareholders is of primary importance to us, and shareholders wishing to attend this year's Annual Meeting are strongly encouraged to participate using the remote access provided.

What is the cost of this proxy solicitation?

The Company will pay the cost of soliciting proxies for the Annual Meeting. Our directors, officers, and employees may solicit proxies by mail, by email, by telephone, or in person for no additional compensation. In addition, we have retained Georgeson LLC to assist in the solicitation of proxies for a fee of $13,750, plus reimbursement of reasonable expenses.

Why did my household receive a single set of proxy materials?

SEC rules permit us to deliver a single copy of our annual report and proxy statement to any household at which two or more shareholders reside, if we believe the shareholders are members of the same family.

If you prefer to receive your own copy of the proxy statement now or in future years, please request a duplicate set by phone at (800) 579-1639, through the Internet at *www.proxyvote.com*, or by email to *sendmaterial@proxyvote.com*. If you hold your shares in street name and you received more than one set of proxy materials at your address, you may need to contact your broker or nominee directly if you wish to discontinue duplicate mailings to your household.

Why did I receive a "notice of internet availability of proxy materials" but no proxy materials?

We distribute our proxy materials to certain shareholders via the Internet using the "Notice and Access" approach permitted by rules of the SEC. This approach conserves natural resources and reduces our distribution costs, while providing our shareholders with a timely and convenient method of accessing the materials and voting. On or before April 16, 2021, we mailed a "Notice of Internet Availability of Proxy Materials" to participating shareholders, containing instructions on how to access the proxy materials on the Internet. In addition, we provided the notice and proxy materials by e-mail to certain shareholders who previously consented to electronic delivery of proxy materials.

How can I request to receive my "notice of internet availability of proxy materials" by e-mail for future shareholder meetings?

You can request to receive proxy materials for future meetings by e-mail by following the electronic delivery enrollment instructions at *www.proxyvote.com*. If your shares are held in street name, please contact your bank or broker for information on electronic delivery options.

If you choose to access future proxy materials electronically, you will receive an e-mail with instructions containing a link to the website where those materials are available and a link to the proxy voting website. Your election to access proxy materials by e-mail will remain in effect until terminated.

Can I submit an agenda item for the 2022 shareholder meeting?

Our Articles of Association provide that a shareholder representing at least one percent of our issued share capital can submit an agenda item for consideration at the Company's general meeting of shareholders. Any such request must be received at least 60 days prior to the date of the annual meeting.

Under SEC rules, if a shareholder wishes to include a proposal in our proxy materials for presentation at our 2022 annual general meeting, the proposal must be received at our offices at LyondellBasell Industries, 4th Floor, One Vine Street, London W1J 0AH, United Kingdom, Attention: Corporate Secretary or sent to *CorporateSecretary@LyondellBasell.com*, by December 17, 2021. All proposals must comply with Rule 14a-8 under the Securities Exchange Act of 1934, as amended.

APPENDIX A: RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

This proxy statement makes reference to certain non-GAAP financial measures as defined in Regulation G of the U.S. Securities Exchange Act of 1934, as amended. We report our financial results in accordance with U.S. generally accepted accounting principles, but believe that certain non-GAAP financial measures, such as EBITDA, net income, and diluted earnings per share ("EPS") exclusive of adjustments for lower of cost or market ("LCM") and impairment provide useful supplemental information to investors regarding the underlying business trends and performance of the company's ongoing operations and are useful for period-over-period comparisons of such operations. Non-GAAP financial measures should be considered as a supplement to, and not as a substitute for, or superior to, the financial measures prepared in accordance with GAAP.

EBITDA, as presented herein, may not be comparable to a similarly titled measure reported by other companies due to differences in the way the measure is calculated. We calculate EBITDA as income from continuing operations plus interest expense (net), provision for (benefit from) income taxes, and depreciation & amortization. EBITDA should not be considered an alternative to profit or operating profit for any period as an indicator of our performance, or as an alternative to operating cash flows as a measure of our liquidity. We also present EBITDA, net income, and diluted EPS exclusive of adjustments for LCM and impairment. LCM is an accounting rule consistent with GAAP related to the valuation of inventory. Our inventories are stated at the lower of cost or market. Cost is determined using the last-in, first-out ("LIFO") inventory valuation methodology, which means that the most recently incurred costs are charged to cost of sales and inventories are valued at the earliest acquisition costs. Fluctuation in the prices of crude oil, natural gas and correlated products from period to period may result in the recognition of charges to adjust the value of inventory to the lower of cost or market in periods of falling prices and the reversal of those charges in subsequent interim periods as market prices recover. Property, plant and equipment are recorded at historical costs. If it is determined that an asset or asset group's undiscounted future cash flows will not be sufficient to recover the carrying amount, an impairment charge is recognized to write the asset down to its estimated fair value.

A reconciliation of net income to EBITDA, including and excluding adjustments, for the year ended December 31, 2020 is shown in the following table:

(amounts in millions)		Year ended December 31, 2020
Net income	$	1,427
add: LCM charges, after-tax		11
add: Impairment of long-lived assets, after-tax		446
Net income ex. LCM and impairment		1,884
less: LCM charges, after-tax		(11)
less: Impairment of long-lived assets, after-tax		(446)
Net income	$	1,427
Loss from discontinued operations, net of tax		2
Income from continuing operations		1,429
Benefit from income taxes		(43)
Depreciation and amortization		1,385
Interest expense, net		514
add: LCM charges, pre-tax		16
EBITDA excluding LCM		3,301
add: Impairment of long-lived assets, pre-tax		582
EBITDA excluding LCM and impairment		3,883
less: LCM charges, pre-tax		(16)
less: Impairment of long-lived assets, pre-tax		(582)
EBITDA	$	3,285

A reconciliation of diluted EPS to diluted EPS excluding LCM and impairment for the year ended December 31, 2020 is shown in the following table:

		Year ended December 31, 2020
Diluted EPS	$	4.24
add: LCM charges		0.03
add: Impairment of long-lived assets		1.34
Diluted EPS excluding LCM and impairment	**$**	**5.61**

APPENDIX B: AMENDED AND RESTATED LYONDELLBASELL INDUSTRIES LONG TERM INCENTIVE PLAN

LYONDELLBASELL INDUSTRIES

LONG-TERM INCENTIVE PLAN

1. *Plan*. LyondellBasell Industries N.V. (the "Company") previously established the LyondellBasell Industries 2010 Long-Term Incentive Plan, effective as of April 30, 2010 (the "Original Date"). The Company ~~hereby amends and restates such Plan effective as of May 31, 2019 (the "Effective Date"), as set forth herein, and renames~~renamed the Plan as the LyondellBasell Industries Long-Term Incentive Plan (the "Plan")~~.~~ effective as of May 31, 2019. The Plan was most recently amended and restated, as set forth herein, effective as of May 28, 2021.

2. *Objectives*. The purpose of the Plan is to further the interests of the Company and its ~~shareholders~~stakeholders by providing incentives in the form of Awards to employees and directors who can contribute materially to the success and profitability of the Company. Such Awards will recognize and reward outstanding performances and individual contributions and give Participants in the Plan an interest in the Company parallel to that of the shareholders, thus enhancing the proprietary and personal interest of such Participants in the Company's continued success and progress. This Plan will also enable the Company to attract and retain such employees and directors.

3. *Definitions*. As used herein, the terms set forth below shall have the following respective meanings:

    "Affiliate" means any person or entity that directly or indirectly controls, is controlled by or is under common control with the Company.

    "Award" means an Employee Award or a Director Award.

    "Award Agreement" means one or more Employee Award Agreements or Director Award Agreements.

    "Board" means the Board of Directors of the Company.

    "Cash Award" means an award denominated in cash.

    "Cause" means, in the case of a particular Award, unless the applicable Award Agreement states otherwise, (i) the Company or an Affiliate having "cause" to terminate a Participant's employment or service, as defined in any employment or consulting agreement between the Participant and the Company or Affiliate in effect at the time of such termination or (ii) in the absence of any such agreement or definition therein, (A) the Participant's conviction for, plea of guilty or nolo contendere to a felony or its equivalent in accordance with local laws, (B) the Participant's commission of a material act or omission involving dishonesty or fraud in the course of a Participant's duties to the Company or an Affiliate, (C) the Participant's conduct that brings or is reasonably likely to bring the Company or an Affiliate into public disgrace or disrepute and that affects the Company's or any Affiliate's business in any material way, (D) the Participant's continuing and willful failure to perform duties as reasonably directed by the Company or Affiliate (which if curable, is not cured within 10 days after written notice thereof is provided to the Participant) or (E) the Participant's gross negligence or willful misconduct with respect to the Company or its Affiliates (which, if curable, is not cured within 10 days after written notice thereof is provided to the Participant). Any determination of whether Cause exists shall be made by the Committee in its sole discretion, and following a Change of Control such determination shall not be subject to delegation pursuant to Paragraph 7.

    "Change of Control" is defined in Attachment A.

    "Code" means the Internal Revenue Code of 1986, as amended from time to time. Reference to the Code shall be deemed to include any regulations or other interpretive guidance.

    "Committee" means the Compensation Committee or any committee designated pursuant to Paragraph 7.

    "Common Stock" means the ~~Class A~~ ordinary shares of LyondellBasell Industries N.V., par value €0.04 per share.

    "Company" means LyondellBasell Industries N.V., and any successor entity.

    "Compensation Committee" means the Compensation and Talent Development Committee of the Board or any successor committee of the Board that is designated by the Board to administer certain portions of the Plan.

    "Director" means an individual serving as a member of the Board.

"Director Award" means the grant of any Option, SAR, or Stock Award, whether granted singly or in combination, to a Participant who is a Nonemployee Director pursuant to such applicable terms, conditions, and limitations (including treatment as a Performance Award) as may be established in order to fulfill the objectives of the Plan.

"Director Award Agreement" means one or more agreements between the Company and a Nonemployee Director setting forth the terms, conditions, and limitations applicable to a Director Award.

"Dividend Equivalents" means an amount equal to all dividends and other distributions (or the economic equivalent thereof) that are payable to shareholders of record on a like number of shares of Common Stock. Dividend Equivalents shall not be provided with respect to any Award granted hereunder, except to the extent specifically provided under an Award Agreement and subject to the terms thereof.

"Employee" means any regular employee of a Participating Employer, including any such individual who is assigned to work for a joint venture with an Affiliate.

"Employee Award" means the grant of any Option, SAR, Stock Award, or Cash Award, whether granted singly or in combination, to an Employee pursuant to such applicable terms, conditions, and limitations (including treatment as a Performance Award) as may be established in order to fulfill the objectives of the Plan.

"Employee Award Agreement" means one or more agreements between the Company and an Employee setting forth the terms, conditions, and limitations applicable to an Employee Award.

"Fair Market Value" of a share of Common Stock means, as of a particular date, (i) if shares of Common Stock are listed on a national securities exchange, the final closing sales price per share of the Common Stock on the consolidated transaction reporting system for the principal national securities exchange on which shares of Common Stock are listed on that date, or, if there shall have been no such sale so reported on that date, on the last preceding date on which such a sale was so reported, (ii) if shares of Common Stock are not so listed, the mean between the closing bid and asked price on that date, or, if there are no quotations available for such date, on the last preceding date on which such quotations shall be available, as reported by the OTC Bulletin Board, or, if not reported by the OTC Bulletin Board, by Pink OTC Markets Inc., or (iii) if none of the above are applicable, the fair market value of a share of Common Stock as determined in good faith by the Committee in a manner that complies with the requirements of Section 409A of the Code, if applicable.

"Grant Date" means the date an Award is granted to a Participant pursuant to the Plan. The Grant Date for a substituted award is the grant date of the original award.

"Grant Price" means the price at which a Participant may exercise his or her right to receive cash or Common Stock, as applicable, under the terms of an Award.

"Nonemployee Director" means an individual serving as a member of the Board who is not an Employee.

~~"Non Qualified Performance Award" means a Performance Award that is not intended to qualify as qualified performance based compensation under Section 162(m) of the Code, as described in Paragraph 8(e)(i) of this Plan.~~

"Option" means a right to purchase a specified number of shares of Common Stock at a specified Grant Price.

"Participant" means an Employee or a Director to whom an Award has been granted under this Plan.

"Participating Employer" means the Company, together with any Affiliate of the Company whose Employees are included in the Plan upon authorization of the Committee.

"Performance Award" means an award pursuant to this Plan, including any Option, SAR, Stock Award, or Cash Award, that is subject to the attainment of one or more Performance Goals.

"Performance Goal" means one or more standards established by the Committee to determine in whole or in part whether a Performance Award shall be earned.

~~"Qualified Performance Award" means a Performance Award made to a Participant who is an Employee that is intended to qualify as qualified performance based compensation under Section 162(m) of the Code, as described in Paragraph 8(e)(ii) of this Plan.~~

"Restricted Stock" means any shares of Common Stock that are restricted or subject to forfeiture provisions.

"Restricted Stock Unit" means a Stock Unit that is restricted or subject to forfeiture provisions.

"Restriction Period" means a period of time beginning as of the Grant Date of an Award of Restricted Stock or Restricted Stock Units and ending as of the date upon which the Common Stock subject to or evidenced by such Award is no longer restricted or subject to forfeiture provisions.

"Stock Appreciation Right" or "SAR" means a right to receive a payment, in cash or Common Stock, equal to the excess of the Fair Market Value or other specified valuation of a specified number of shares of Common Stock on the date the right is exercised over a specified Grant Price, in each case, as determined by the Committee.

"Stock Award" means an Award in the form of shares of Common Stock or Stock Units, including an award of Restricted Stock or Restricted Stock Units, which may be granted in tandem with, to the extent relevant, a cash entitlement of €0.04 per share of Common Stock to satisfy the payment obligation to pay-up any newly issued shares of Common Stock.

"Stock-Based Award Limitations" has the meaning set forth in Paragraph 5.

"Stock Unit" means a unit evidencing the right to receive in specified circumstances one share of Common Stock or equivalent value (as determined by the Committee).

4. *Eligibility*.

   a. *Employees*. All Employees are eligible for the grant of Employee Awards under this Plan in the discretion of the Committee. The Committee in its sole discretion shall designate Employees to be Participants by granting Awards under this Plan. The Committee may grant an Employee Award to an individual whom it expects to become an Employee within the following six months, with the Employee Award subject to the individual's actually becoming an Employee within that time, and subject to other terms and conditions the Committee establishes.

   b. *Directors*. Nonemployee Directors are eligible for the grant of Director Awards under this Plan. The Board in its sole discretion shall designate Nonemployee Directors to be Participants by granting Awards under this Plan.

   c. *General*. The granting of an Award under the terms of this Plan does not confer upon any Participant any right to any future Award. There is no obligation for uniformity among Participants.

5. *Common Stock Available for Awards*. Subject to the provisions of Paragraph 19 hereof, no Award shall be granted if it shall result incause the aggregate number of shares of Common Stock issued under thethis Plan plus the number of shares of Common Stock covered by or subject to Awards then outstanding under this Plan (after giving effect to the grant of the Award in question) to exceed 22,000,000.30,000,000.

   The number of shares of Common Stock that are the subject of Awards under this Plan that are forfeited or terminated, expire unexercised, are settled in cash in lieu of Common Stock or in a manner such that all or some of the shares covered by an Award are not issued to a Participant or are exchanged for Awards that do not involve Common Stock, shall again immediately become available for Awards hereunder. Shares of Common Stock that are used or withheld to satisfy the Grant Price or tax obligations shall, notwithstandingNotwithstanding the foregoing or anything herein to the contrary, not contained herein, the following shares of Common Stock shall not again be made available again for Awards hereunder: (i) shares tendered or withheld to satisfy the tax and withholding obligations for Awards; (ii) shares tendered by a Participant or withheld by the Company in payment of the Grant Price of an Award; (iii) shares subject to a SAR that are not issued in connection with its stock settlement on exercise thereof; and (iv) shares reacquired by the Company on the open market or otherwise using cash proceeds from the exercise of Options. Shares of Common Stock delivered under the Plan as an Award or in settlement of an Award issued or made (a) upon the assumption, substitution, conversion, or replacement of outstanding awards under a plan or arrangement of an entity acquired in a merger or other acquisition or (b) as a post-transaction grant under such a plan or arrangement of an acquired entity shall not reduce or be counted against the maximum number of shares of Common Stock available for delivery under the Plan, to the extent that the exemption for transactions in connection with mergers and acquisitions from the shareholder approval requirements of the New York Stock Exchange (or any applicable national stock exchange on which the Common Stock is then listed) for equity compensation plans applies. The Committee may from time to time adopt and observe such rules and procedures concerning the counting of shares against the Plan maximum or any sublimit as it may deem appropriate, including rules more restrictive than those set forth above to the extent necessary to satisfy the requirements of any national stock exchange on which the Common Stock is listed or any applicable regulatory requirement. The Board and the appropriate officers of the Company are authorized to take from time to time whatever actions are necessary, and to file any required documents with governmental authorities, stock exchanges, and transaction reporting systems to ensure that shares of Common Stock are available for issuance pursuant to Awards.   Shares of Common Stock delivered by the Company in settlement of Awards may be authorized and unissued shares, shares held in the treasury of the Company, shares purchased on the open market or private purchase, or a combination of the foregoing.

   Notwithstanding anything to the contrary contained in this PlanSubject to the provisions of Paragraph 19 hereof, the following limitations shall apply to any Awards made hereunder:

   a. No Employee may be granted during any calendar year Awards consisting of Options or SARs that are exercisable for more than 5,000,000 shares of Common Stock;

   b. No Employee may be granted during any calendar year Stock Awards covering or relating to more than 1,000,000 shares of Common Stock (the limitation set forth in this clause (b), together with the limitation set forth in clause (a) above, being hereinafter collectively referred to as the "Stock-Based Award Limitations"); and

   c. No Employee may be granted Cash Awards that are intended to constitute Qualified Performance Awards having a maximum payment value in any calendar year in excess of $10,000,000.

6. *Administration.*

   a. This Plan shall be administered by the Committee, except as otherwise provided herein.

   b. Subject to the provisions hereof, the Committee shall have full and exclusive power and authority to administer this Plan and to take all actions that are specifically contemplated hereby or are necessary or appropriate in connection with the administration hereof. The Committee shall also have full and exclusive power to interpret this Plan and to adopt such rules, regulations, and guidelines for carrying out this Plan as it may deem necessary or proper. Subject to Paragraph 12 herein, the Committee may, in its discretion, provide for the extension of the exercisability of an Employee Award, accelerate the vesting or exercisability of an Employee Award, eliminate or make less restrictive any restrictions applicable to an Employee Award, waive any restriction or other provision of this Plan (insofar as such provision relates to Employee Awards) or an Employee Award, or otherwise amend or modify an Employee Award in any manner that is either (i) not adverse to the Participant to whom such Employee Award was granted (including in a manner which could result in accelerated or additional tax under Section 409A of the Code) or (ii) consented to by such Participant. Notwithstanding anything herein to the contrary, without the prior approval of the Company's shareholders, Options or SARs issued under the Plan will not be repriced, replaced, or regranted through cancellation or by decreasing the exercise price of a previously granted Option or SAR, except as expressly provided by the adjustment provisions of Paragraph 19. The Committee may correct any defect or supply any omission or reconcile any inconsistency in this Plan or in any Award in the manner and to the extent the Committee deems necessary or desirable to further the Plan purposes. Any decision of the Committee in the interpretation and administration of this Plan shall lie within its sole and absolute discretion and shall be final, conclusive, and binding on all parties concerned.

   c. No member of the Committee or officer of the Company to whom the Committee has delegated authority in accordance with the provisions of Paragraph 7 of this Plan shall be liable for anything done or omitted to be done by him or her, by any member of the Committee, or by any officer of the Company in connection with the performance of any duties under this Plan, except for his or her own willful misconduct, bad faith, or as expressly provided by statute.

   d. The Board shall have the same powers, duties, and authority to administer the Plan with respect to Director Awards as the Committee retains with respect to Employee Awards.

7. *Delegation of Authority.* Following the authorization of a pool of cash or shares of Common Stock to be available for Awards, the Board or the Committee may authorize a committee of one or more members of the Board, or one or more officers of the Company, to grant individual Employee Awards from such pool pursuant to such conditions or limitations as the Board or the Committee may establish consistent with applicable law; provided that the Committee or full Board shall itself grant, or approve the grant of, awards to any Participant deemed to be an officer of the Company under Section 16 of the Exchange Act. The Committee may delegate to the Chief Executive Officer and to other employees of the Company its administrative duties under this Plan (excluding its granting authority for Awards, other than pursuant to authorization of a pool,) pursuant to such conditions or limitations as the Committee may establish. The Committee may engage or authorize the engagement of a third party administrator to carry out administrative functions under the Plan.

8. *Employee Awards.*

   The Committee shall determine the type or types of Employee Awards to be made under this Plan and shall designate from time to time the Employees who are to be the recipients of such Awards. Each Employee Award shall be embodied in an Employee Award Agreement, which shall contain such terms, conditions, and limitations as shall be determined by the Committee in its sole discretion and, if required by the Committee, shall be signed by the Participant to whom the Employee Award is granted and signed for and on behalf of the Company. Employee Awards may consist of those listed in this Paragraph 8 and may be granted singly or in combination. Employee Awards may also be granted in combination with, in replacement of (subject to the last sentence of Paragraph 17), or as alternatives to, grants or rights under this Plan or any other employee plan of the Company or any Participating Employer, including the plan of any acquired entity. Subject to the immediately following Clauses a. and b., an Employee Award may provide for the grant or issuance of additional, replacement, or alternative Employee Awards upon the occurrence of specified events, including the exercise of the original Employee Award granted to a Participant. All or part of an Employee Award may be subject to conditions established by the Committee, which may include, but are not limited to, continuous service with the Company and the Participating Employers, achievement of specific business objectives, items referenced in Clause e. below, and other comparable measurements of performance. Upon the termination of employment by a Participant who is an Employee, any unexercised, deferred, unvested, or unpaid Employee Awards shall be treated as set forth in the applicable Employee Award Agreement or as otherwise specified by the Committee. Notwithstanding the foregoing, any Award that constitutes a "stock right" within the meaning of Section 409A of the Code shall only be granted to Participants with respect to whom the Company is an "eligible issuer of service recipient stock" under Section 409A of the Code.

   a. *Options.* An Employee Award may be in the form of an Option. The Grant Price of an Option shall be not less than the Fair Market Value of the Common Stock subject to such Option on the Grant Date. The term of the Option shall extend no more than 10 years after the Grant Date. Options may not include provisions that "reload" the Option upon exercise. Subject to the foregoing provisions, the terms, conditions, and limitations applicable to any Options awarded to Employees pursuant to this Plan, including the Grant Price, the term of the Options, the number of shares subject to the Option, and the date or dates upon which they become exercisable, shall be determined by the Committee.

b. *Stock Appreciation Rights*. An Employee Award may be in the form of an SAR. On the Grant Date, the Grant Price of an SAR shall be not less than the Fair Market Value of the Common Stock subject to such SAR. The exercise period for an SAR shall extend no more than 10 years after the Grant Date. SARs may not include provisions that "reload" the SAR upon exercise. Subject to the foregoing provisions, the terms, conditions, and limitations applicable to any SARs awarded to Employees pursuant to this Plan, including the Grant Price, the term of any SARs, and the date or dates upon which they become exercisable, shall be determined by the Committee.

c. *Stock Awards*. An Employee Award may be in the form of a Stock Award. The terms, conditions and limitations applicable to any Stock Awards granted pursuant to this Plan shall be determined by the Committee.

d. *Cash Awards*. An Employee Award may be in the form of a Cash Award. The terms, conditions, and limitations applicable to any Cash Awards granted pursuant to this Plan shall be determined by the Committee.

e. *Performance Awards*. Without limiting the type or number of Employee Awards that may be made under the other provisions of this Plan, an Employee Award may be in the form of a Performance Award. The terms, conditions and limitations applicable to any Performance Awards granted to Participants pursuant to this Plan shall be determined by the Committee. The Committee shall set Performance Goals in its discretion which, depending on the extent to which they are met, will determine the value and/or amount of Performance Awards that will be paid out to the Participant and/or the portion of an Award that may be exercised.

   i. ~~*Non Qualified Performance Awards*. Performance Awards granted to Employees that are not intended to qualify as qualified performance-based compensation under Section 162(m) of the Code shall be based on achievement of such goals and be subject to such terms, conditions and restrictions as the Committee shall determine.~~

   ii. ~~*Qualified Performance Awards*. Performance Awards granted to Employees under this Plan that are intended to qualify as qualified performance-based compensation under Section 162(m) of the Code (other than Options and SARs) shall be paid, vest or otherwise become deliverable solely on account of the attainment of one or more objective Performance Goals established by the Committee prior to the earlier to occur of (x) 90 days after the commencement of the period of service to which the Performance Goal relates or (y) the lapse of 25% of the period of service (as scheduled in good faith at the time the goal is established), and in any event while the outcome is substantially uncertain. A Performance Goal is objective if a third party having knowledge of the relevant facts could determine whether the goal is met. The business criteria that will be used to establish the Performance Goals shall be based on the attainment of specific levels of performance by the Employee, one or more business segments, units, or divisions of the Company, or the Company as a whole, and, if so desired by the Committee, by comparison with a peer group of companies (or a combination of these), and shall be limited to the following:~~

      - ~~Cash flow measures (including but not limited to before or after tax cash flow, cash flow per share, cash flow return on capital, net cash flow or attainment of working capital levels);~~

      - ~~Expense measures (including but not limited to overhead cost, research and development expense, general and administrative expense and improvement in or attainment of expense levels);~~

      - ~~Income measures (including but not limited to net income and income before or after taxes);~~

      - ~~Operating measures (including operating income, funds from operations, cash from operations, after tax operating income, net operating profit after tax, operating efficiency, production volumes and production efficiency);~~

      - ~~Return measures (including but not limited to return on capital employed, return on equity, return on investment and return on assets);~~

      - ~~Stock price measures (including but not limited to price per share, growth measures and total stockholder return);~~

      - ~~Earnings per share (actual or targeted growth);~~

      - ~~Earnings before interest, taxes, depreciation, and amortization ("EBITDA");~~

      - ~~Net earnings;~~

      - ~~Market share;~~

      - ~~Debt to equity ratio;~~

      - ~~Debt reduction;~~

      - ~~Acquisition of financings;~~

      - ~~Economic value added (or an equivalent metric);~~

      - ~~Cash available for distribution;~~

      - ~~Cash available for distribution per share;~~

      - ~~Operating income;~~

      - ~~Margins;~~

      - ~~Obtaining regulatory approvals;~~

      - ~~Revenue or sales;~~

      - ~~Total market value;~~

      - ~~Reliability;~~

- Productivity;
- Corporate values measures (including but not limited to diversity commitment, ethics compliance, environmental and safety, product liability claims).

f. Unless otherwise stated, such a Performance Goal need not be based upon an increase or positive result under a particular business criterion and could include, for example, maintaining the status quo or limiting economic losses (measured, in each case, by reference to specific business criteria). In interpreting Plan provisions applicable to Performance Goals for Qualified Performance Awards, it is the intent of this Plan to conform with the standards of Section 162(m) of the Code and Treasury Regulation §1.162-27(e)(2)(i), as to grants to those Employees whose compensation is, or is likely to be, subject to Section 162(m) of the Code, and the Committee in establishing such goals and interpreting this Plan shall be guided by such provisions. Prior to the payment of any compensation based on the achievement of Performance Goals for Qualified Performance Awards, the Committee must certify in writing that applicable Performance Goals and any of the material terms thereof were, in fact, satisfied. Subject to the foregoing provisions, the terms, conditions and limitations applicable to any Qualified Performance Awards made pursuant to this Plan shall be determined by the Committee.

9. *Director Awards*.

The Board may grant Director Awards to Nonemployee Directors of the Company from time to time in accordance with this Paragraph 9. Director Awards may consist of those listed in this Paragraph 9 and may be granted singly or in combination. Each Director Award may, in the discretion of the Board, be embodied in a Director Award Agreement, which shall contain such terms, conditions, and limitations as shall be determined by the Board in its sole discretion and, if required by the Board, shall be signed by the Participant to whom the Director Award is granted and signed for and on behalf of the Company.

a. *Options*. A Director Award may be in the form of an Option. The Grant Price of an Option shall be not less than the Fair Market Value of the Common Stock subject to such Option on the Grant Date. In no event shall the term of the Option extend more than 10 years after the Grant Date. Options may not include provisions that "reload" the option upon exercise. Subject to the foregoing provisions, the terms, conditions, and limitations applicable to any Options awarded to Participants pursuant to this Paragraph 9, including the Grant Price, the term of the Options, the number of shares subject to the Option and the date or dates upon which they become exercisable, shall be determined by the Board.

b. *Stock Appreciation Rights*. A Director Award may be in the form of an SAR. On the Grant Date, the Grant Price of an SAR shall be not less than the Fair Market Value of the Common Stock subject to such SAR. The exercise period for an SAR shall extend no more than 10 years after the Grant Date. SARs may not include provisions that "reload" the SAR upon exercise. Subject to the foregoing provisions, the terms, conditions, and limitations applicable to any SARs awarded to Nonemployee Directors pursuant to this Plan, including the Grant Price, the term of any SARs, and the date or dates upon which they become exercisable, shall be determined by the Board.

c. *Stock Awards*. A Director Award may be in the form of a Stock Award. Any terms, conditions, and limitations applicable to any Stock Awards granted to a Nonemployee Director pursuant to this Plan, including but not limited to rights to Dividend Equivalents, shall be determined by the Board.

d. *Performance Awards*. Without limiting the type or number of Director Awards that may be made under the other provisions of this Plan, a Director Award may be in the form of a Performance Award. Any additional terms, conditions, and limitations applicable to any Performance Awards granted to a Nonemployee Director pursuant to this Plan shall be determined by the Board. The Board shall set Performance Goals in its discretion which, depending on the extent to which they are met, will determine the value and/or amount of Performance Awards that will be paid out to the Nonemployee Director.

10. *Change of Control*. Notwithstanding any other provisions of the Plan, including Paragraphs 8 and 9 hereof, unless treatment of an Award upon Change of Control is otherwise expressly addressed in the applicable Award Agreement, in the event of a Change of Control during a Participant's employment (or service as a Nonemployee Director) with the Company or a Participating Employer, followed within one year by the involuntary termination of employment of such Participant for any reason other than Cause (or separation from service of such Nonemployee Director), (i) each Award (other than any Performance Award) granted under this Plan to the Participant shall become immediately vested and fully exercisable and any restrictions applicable to the Award shall lapse and (ii, (ii) each Performance Award granted under this Plan to the Participant shall become immediately vested on a pro-rata basis, with the portion that vests determined by the fraction equal to (x) the number of whole calendar months of the Participant's employment in the applicable performance period ending on the vesting event divided by (y) the number of whole calendar months in the performance period (with the Performance Award deemed earned by reference to the attainment of the applicable Performance Goals as of the close of the last quarter ending on or before the Change of Control, as determined by the Committee in its sole discretion), and (iii) if the Award is an Option or SAR and has not been cancelled pursuant to the terms of the Plan, such Award shall remain exercisable until the expiration of the term of the Award. Notwithstanding the foregoing, with respect to any Stock Unit or Restricted Stock Unit or other Award that vests, pursuant to the terms of the Award Agreement, solely upon a Change of Control and that constitutes a "nonqualified deferred compensation plan" within the meaning of Section 409A of the Code, the settlement of such Award pursuant to this Paragraph 10 shall only occur upon the Change of Control if such Change of Control constitutes a "change in control event" within the meaning of Treasury Regulation § 1.409A-3(i)(5). For purposes of this Paragraph 10, an involuntary termination shall include constructive termination of employment for good reason, which shall have the meaning set forth in the Award Agreement or, if not otherwise defined, shall mean the occurrence, without the Participant's express written consent, of a material diminution in the Participant's employment duties, responsibilities or authority, any material reduction in the Participant's

base salary or targeted incentive compensation, or any relocation of the Participant's principal place of employment as of the date of the Change of Control of more than 100 miles, following which (i) the Participant provides written notice of the existence of the condition within 90 days after its ~~initial~~ existence (ii) the Company and its Affiliates fail to cure the condition within 30 days after receipt of the notice, and (iii) the Participant terminates employment within twelve months after the Change of Control.

11. *Non-United States Participants*. The Committee may grant Awards to eligible persons outside the United States under such terms and conditions as may, in the judgment of the Committee, be necessary or advisable to comply with the laws of the applicable foreign jurisdictions and, to that end, may establish sub-plans, modified option exercise procedures, and other terms and procedures. Notwithstanding the above, the Committee may not take any actions hereunder, and no Awards shall be granted, that would violate the Exchange Act, the Code, any securities law, any governing statute, or any other applicable law.

12. *Minimum Vesting*. Awards granted after ~~the Effective Date~~May 31, 2019 shall be subject to a minimum vesting period of 12 months from the Grant Date. Notwithstanding the foregoing, the minimum vesting schedule shall not apply to: (a) Awards that vest in connection with a Participant's death, disability, retirement, involuntary termination not for Cause, or pursuant to Section 10 herein; and (b) any Awards ~~with underlying~~covering shares totaling less than five percent of the total number of shares (i) remaining available for issuance under the Plan pursuant to Section 5 immediately following ~~the Effective Date~~May 31, 2019, or (ii) authorized for issuance under the Plan thereafter.

13. *Payment of Awards*.

    a. *General*. Payment made to a Participant pursuant to an Award may be made in the form of cash or Common Stock, or a combination thereof as the Committee may determine, and may include such restrictions as the Committee shall determine, including, in the case of Common Stock, restrictions on transfer and forfeiture provisions. Any certificates evidencing shares of Restricted Stock (to the extent that such shares are so evidenced) shall contain appropriate legends and restrictions that describe the terms and conditions of the restrictions applicable thereto.

    b. *Deferral*. With the approval of the Committee and in a manner which is intended to either (i) comply with Section 409A of the Code or (ii) not cause an Award to become subject to Section 409A of the Code, amounts payable to U.S. Participants in respect of Awards may be deferred and paid either in the form of installments or as a lump-sum payment.

    c. *Dividends, Earnings, and Interest*. Rights to dividends or Dividend Equivalents may be extended to and made part of any Stock Award, subject to such terms, conditions, and restrictions as the Committee may establish. The Committee may also establish rules and procedures for the crediting of interest or other earnings on deferred cash payments and Dividend Equivalents for Stock Awards.

    d. *Cash-out of Awards*. At the discretion of the Committee, an Award settled under Paragraph 13(a) may be settled by a cash payment in an amount that the Board shall determine in its sole discretion is equal to the fair market value of such Award (which, in the case of an Option or SAR, may be the excess, if any, of the Fair Market Value of the Common Stock subject to such Award over Grant Price of such Award).

14. *Option Exercise*. The Grant Price of an Option shall be paid in full at the time of exercise in cash or, if permitted by the Committee and elected by the optionee, the optionee may purchase such shares by means of tendering Common Stock or surrendering a separate Award valued at Fair Market Value on the date of exercise, or any combination thereof (provided that such tendered or surrendered shares or Award do not result in adverse accounting treatment to the Company and such shares or Award are not subject to any pledge or security interest). The Committee shall determine acceptable methods for Participants who are Employees to tender Common Stock or other Employee Awards. The Committee may provide for procedures to permit the exercise or purchase of such Awards by use of the proceeds to be received from the sale of Common Stock issuable pursuant to an Award. The Committee may also provide that an Option may be exercised by a "net-share settlement" method for exercising outstanding Options, whereby the exercise price thereof and/or any tax withholding thereon are satisfied by withholding from the delivery of the shares as to which such Option is exercised a number of shares having a fair market value equal to the applicable exercise price and/or the amount of any tax withholding, canceling such withheld number, and delivering the remainder. The Committee may adopt additional rules and procedures regarding the exercise of Options from time to time, provided that such rules and procedures are not inconsistent with the provisions of this Paragraph 14.

15. *Taxes*. The Company or its designated third party administrator shall have the right to deduct applicable taxes from any Award payment and withhold, at the time of delivery or vesting of cash or shares of Common Stock under this Plan, an appropriate amount of cash or number of shares of Common Stock or a combination thereof for payment of taxes or other amounts required by law or to take such other action as may be necessary in the opinion of the Company to satisfy all obligations for withholding of such taxes. The Committee may also permit withholding to be satisfied by the transfer to the Company of shares of Common Stock theretofore owned by the holder of the Employee Award with respect to which withholding is required. If shares of Common Stock are transferred by the Participant to satisfy tax withholding, such shares must not be subject to any pledge or other security interest, must not result in adverse accounting treatment to the Company, and shall be valued based on the Fair Market Value when the tax withholding is required to be made.

16. *Expatriate Participants*. Grants of Awards and payments of Awards made to expatriate Participants will be, pursuant to the applicable expatriate assignment policy of the Participating Employer, tax normalized based on typical income taxes and social security taxes in the expatriate Participant's home country relevant to the expatriate Participant's domestic circumstances.

17. *Amendment, Modification, Suspension, or Termination of the Plan and Awards.* The Board may amend, modify, suspend, or terminate this Plan and any Award made thereunder at any time and for any reason, except that (i) no amendment or alteration that would adversely affect the rights of any Participant under any Award previously granted to such Participant shall be made without the consent of such Participant and (ii) no amendment or alteration shall be effective prior to its approval by the shareholders of the Company to the extent such approval is required by applicable legal requirements or the applicable requirements of the securities exchange on which the Company's Common Stock is listed. Notwithstanding anything herein to the contrary, without the prior approval of the Company's shareholders: Options or SARs issued under the Plan will not be repriced, replaced, or regranted through cancellation or by decreasing the Grant Price of a previously granted Option or SAR, except as expressly provided by the adjustment provisions of Paragraph 19, and (iii) Options or SARs may not be repurchased by the Company for cash or other consideration at a time when the exercise price under such Options or SARs is less than the Fair Market Value of the Common Stock subject to such Award.

18. *Assignability.* Unless otherwise determined by the Committee and provided in an Award Agreement or the terms of an Award, no Award or any other benefit under this Plan shall be assignable or otherwise transferable except by will, by beneficiary designation, or by the laws of descent and distribution. In the event that a beneficiary designation conflicts with an assignment by will or the laws of descent and distribution, the beneficiary designation will prevail. The Committee may prescribe and include in applicable Award Agreements or the terms of the Award other restrictions on transfer. Any attempted assignment of an Award or any other benefit under this Plan in violation of this Paragraph 18 shall be null and void.

19. *Adjustments.*

    a. The existence of outstanding Awards shall not affect in any manner the right or power of the Company or its shareholders to make or authorize any or all adjustments, recapitalizations, reorganizations, or other changes in the capital stock of the Company or its business or any merger or consolidation of the Company, or any issue of bonds, debentures, preferred or prior preference stock (whether or not such issue is prior to, on a parity with or junior to the existing Common Stock), or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding of any kind, whether or not of a character similar to that of the acts or proceedings enumerated above.

    b. In the event of any subdivision or consolidation of outstanding shares of Common Stock, declaration of a dividend payable in shares of Common Stock or other stock split, recapitalization or capital reorganization of the Company, consolidation or merger of the Company with another corporation or entity, the adoption by the Company of any plan of exchange affecting Common Stock or any distribution to holders of Common Stock of securities or property (including cash dividends that the Board determines are not in the ordinary course of business but excluding normal cash dividends or dividends payable in Common Stock), the Board shall make such adjustments as it determines, in its sole discretion, appropriate to (x) the number and kind of shares of Common Stock or other securities reserved under this Plan and (y)(i) the number and kind of shares of Common Stock or other securities covered by Awards, (ii) the Grant Price or other price in respect of such Awards, (iii) the Stock-Based Award Limitations and (iv) the appropriate Fair Market Value and other price determinations for such Awards to reflect such transaction. In the event of a corporate merger, consolidation, acquisition of assets or stock, separation, reorganization, or liquidation, the Board shall be authorized (x) to assume under the Plan previously issued compensatory awards, or to substitute new Awards for previously issued compensatory awards, including Awards, as part of such adjustment; (y) to cancel Awards that are Options or SARs and give the Participants who are the holders of such Awards notice and opportunity to exercise for 15 days prior to such cancellation; or (z) to cancel any such Awards and to deliver to the Participants cash in an amount that the Board shall determine in its sole discretion is equal to the fair market value of such Awards on the date of such event, which in the case of Options or SARs shall be the excess, if any, of the Fair Market Value of Common Stock on such date over the Grant Price of such Award.

    c. Notwithstanding the foregoing: (i) any adjustments made pursuant to Paragraph 19 to Awards that are considered "deferred compensation" within the meaning of Section 409A of the Code shall be made in a manner which is intended to not result in accelerated or additional tax to a Participant pursuant to Section 409A of the Code; (ii) any adjustments made pursuant to Paragraph 19 to Awards that are not considered "deferred compensation" subject to Section 409A of the Code shall be made in such a manner intended to ensure that after such adjustment, the Awards either (A) continue not to be subject to Section 409A of the Code or (B) do not result in accelerated or additional tax to a Participant pursuant to Section 409A of the Code; and (iii) in any event, neither the Committee nor the Board shall have the authority to make any adjustments pursuant to Paragraph 19 to the extent the existence of such authority would cause an Award that is not intended to be subject to Section 409A of the Code at the Grant Date to be subject thereto as of the Grant Date.

20. *Restrictions.* No Common Stock or other form of payment shall be issued with respect to any Award unless the Company shall be satisfied based on the advice of its counsel that such issuance will be in compliance with applicable federal and state securities laws. Any certificates evidencing shares of Common Stock delivered under this Plan (to the extent that such shares are so evidenced) may be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the rules, regulations, and other requirements of the Securities and Exchange Commission, any securities exchange or transaction reporting system upon which the Common Stock is then listed or to which it is admitted for quotation and any applicable federal or state securities law. The Committee may cause a legend or legends to be placed upon such certificates (if any) to make appropriate reference to such restrictions.

21. *Unfunded Plan*. This Plan shall be unfunded. Although bookkeeping accounts may be established with respect to Participants under this Plan, any such accounts shall be used merely as a bookkeeping convenience, including bookkeeping accounts established by a third party administrator retained by the Company to administer the Plan. The Company shall not be required to segregate any assets for purposes of this Plan or Awards hereunder, nor shall the Company, the Board or the Committee be deemed to be a trustee of any benefit to be granted under this Plan. Any liability or obligation of the Company to any Participant with respect to an Award under this Plan shall be based solely upon any contractual obligations that may be created by this Plan and any Award Agreement or the terms of the Award, and no such liability or obligation of the Company shall be deemed to be secured by any pledge or other encumbrance on any property of the Company. Neither the Company nor the Board nor the Committee shall be required to give any security or bond for the performance of any obligation that may be created by this Plan.

22. *Right to Employment; Claims to Award*. Nothing in the Plan or an Award Agreement shall interfere with or limit in any way the right of the Company or any Participating Employer to terminate any Participant's employment or other service relationship at any time, or confer upon any Participant any right to continue in the capacity in which he or she is employed or otherwise serves the Company or any Participating Employer. Nothing in the Plan confers upon any Employee or Director of the Company or an Affiliate, or other person, any claim or right to be granted an Award under the Plan, or, having been selected for the grant of an Award, to be selected for a grant of any other Award.

23. *Successors*. All obligations of the Company under the Plan with respect to Awards granted hereunder shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business and/or assets of the Company.

24. *Governing Law*. This Plan and all determinations made and actions taken pursuant hereto, to the extent not otherwise governed by mandatory provisions of the Code or the securities laws of the United States, shall be governed by and construed in accordance with the laws of the State of Texas without regard to conflicts of law principles.

25. *Limitation on Parachute Payments*. In the event the Award Agreement or any other agreement between the Participant and a Participating Employer does not contain any contrary provision regarding the method of avoiding or mitigating the impact of the golden parachute excise tax under Section 4999 of the Code on the Participant, then, notwithstanding any contrary provision of this Plan, if the aggregate present value of all parachute payments payable to or for the benefit of a Participant, whether payable pursuant to this Plan or otherwise, to the extent necessary, any Awards under the Plan shall be reduced in order that this limit not be exceeded, but only if, by reason of such reduction, the net after-tax benefit to the Participant shall exceed the net after-tax benefit if such reduction, together with all other reductions of parachute payments otherwise applicable, were not made. For purposes of this Paragraph ~~24~~25, the terms "parachute payment," "base amount" and "present value" shall have the meanings assigned thereto under Section 280G of the Code. It is the intention of this Paragraph ~~24~~25 to avoid excise taxes on the Participant under Section 4999 of the Code or the disallowance of a deduction to the Company pursuant to Section 280G of the Code.

26. *Section 409A*. It is the intention of the Company that Awards granted under the Plan either (i) shall not be "nonqualified deferred compensation" subject to Section 409A of the Code, or (ii) shall meet the requirements of Section 409A of the Code such that no Participant shall be subject to tax pursuant to Section 409A of the Code in respect thereof, and the Plan and the terms and conditions of all Awards shall be interpreted accordingly. Notwithstanding any other provision of the Plan to the contrary, any payments (whether in cash, shares of Common Stock, or other property) with respect to any Award that constitutes "nonqualified deferred compensation" subject to Section 409A of the Code, to be made upon a Participant's termination of employment shall be made no earlier than (A) the first day of the seventh month following the Participant's "separation from service" (within the meaning of Section 409A of the Code) and (B) the Participant's death if at the time of such termination of employment the Participant is a "specified employee," within the meaning of Section 409A of the Code (as determined by the Company in accordance with its uniform policy with respect to all arrangements subject to Section 409A of the Code).

~~27. *Effective Date*. The Plan is restated effective as of the Effective Date.~~

27. ~~28.~~ *No Rights as Stockholder*. Except as otherwise specifically provided in the Plan or an Award Agreement, no person shall be entitled to the privileges of ownership in respect of shares of Common Stock that are subject to Awards until such time as such shares have been issued or delivered to that person.

28. *Clawback*. Notwithstanding anything to the contrary contained in this Plan or any Award Agreement, Awards granted hereunder shall be subject to recovery or clawback by the Company under applicable legal requirements and any clawback policy adopted by the Company, whether before or after the date of grant of the Award.

29. *Miscellaneous*. Pronouns and other words in respect of gender shall be interpreted to refer to both genders, and the titles and headings of the sections in the Plan and Award Agreements are for convenience of reference only. In the event of any conflict, the text of the Plan (or applicable Award Agreement), rather than such titles and headings, shall control.

Attachment "A"

"Change of Control"

The following definitions apply to the Change of Control provision in Paragraph 10 of the foregoing Plan.

"Affiliate" shall have the meaning ascribed to such term in Rule 12b-2 of the General Rules and Regulations under the Exchange Act, as in effect at the time of determination.

"Associate" shall mean, with reference to any Person, (a) any corporation, firm, partnership, association, unincorporated organization, or other entity (other than the Company or a subsidiary of the Company) of which such Person is an officer or general partner (or officer or general partner of a general partner) or is, directly or indirectly, the Beneficial Owner of 10% or more of any class of equity securities, (b) any trust or other estate in which such Person has a substantial beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity, and (c) any relative or spouse of such Person, or any relative of such spouse, who has the same home as such Person.

"Beneficial Owner" shall mean, with reference to any securities, any Person if:

a. such Person or any of such Person's Affiliates and Associates, directly or indirectly, is the "beneficial owner" of (as determined pursuant to Rule 13d-3 of the General Rules and Regulations under the Exchange Act, as in effect at the time of determination) such securities or otherwise has the right to vote or dispose of such securities;

b. such Person or any of such Person's Affiliates and Associates, directly or indirectly, has the right or obligation to acquire such securities (whether such right or obligation is exercisable or effective immediately or only after the passage of time or the occurrence of an event) pursuant to any agreement, arrangement, or understanding (whether or not in writing) or upon the exercise of conversion rights, exchange rights, other rights, warrants, or options, or otherwise; provided, however, that a Person shall not be deemed the Beneficial Owner of, or to "beneficially own," (i) securities tendered pursuant to a tender or exchange offer made by such Person or any of such Person's Affiliates or Associates until such tendered securities are accepted for purchase or exchange or (ii) securities issuable upon exercise of Exempt Rights; or

c. such Person or any of such Person's Affiliates or Associates (i) has any agreement, arrangement or understanding (whether or not in writing) with any other Person (or any Affiliate or Associate thereof) that beneficially owns such securities for the purpose of acquiring, holding, voting (except as set forth in the proviso to subsection (a) of this definition) or disposing of such securities or (ii) is a member of a group (as that term is used in Rule 13d-5(b) of the General Rules and Regulations under the Exchange Act) that includes any other Person that beneficially owns such securities;

provided, however, that nothing in this definition shall cause a Person engaged in business as an underwriter of securities to be the Beneficial Owner of, or to "beneficially own," any securities acquired through such Person's participation in good faith in a firm commitment underwriting until the expiration of 40 days after the date of such acquisition. For purposes hereof, "voting" a security shall include voting, granting a proxy, consenting or making a request or demand relating to corporate action (including, without limitation, a demand for a shareholder list, to call a shareholder meeting, or to inspect corporate books and records), or otherwise giving an authorization (within the meaning of Section 14(a) of the Exchange Act) in respect of such security.

The terms "beneficially own" and "beneficially owning" shall have meanings that are correlative to this definition of the term "Beneficial Owner."

"Board" shall have the meaning set forth in the foregoing Plan.

"Change of Control" shall mean any of the following occurring after the Original Date:

a. any Person (other than an Exempt Person) shall become the Beneficial Owner of 50% or more of the shares of Common Stock then outstanding or 50% or more of the combined voting power of the Voting Stock of the Company then outstanding; provided, however, that no Change of Control shall be deemed to occur for purposes of this subsection (a) if such Person shall become a Beneficial Owner of 50% or more of the shares of Common Stock or 50% or more of the combined voting power of the Voting Stock of the Company solely as a result of (i) an Exempt Transaction or (ii) an acquisition by a Person pursuant to a reorganization, merger, or consolidation, if, following such reorganization, merger, or consolidation, the conditions described in clauses (i), (ii), and (iii) of subsection (c) of this definition are satisfied;

b. individuals who, as of the Original Date, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the Original Date whose election, or nomination for election by the Company's shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board; provided, further, that there shall be excluded, for this purpose, any such individual whose initial assumption of office occurs as a result of any actual or threatened Election Contest that is subject to the provisions of Rule 14a-11 of the General Rules and Regulations under the Exchange Act;

c. the Company shall consummate a reorganization, merger, or consolidation, in each case, unless, following such reorganization, merger, or consolidation, (i) 50% or more of the then outstanding shares of common stock of the corporation, or common equity securities of an entity other than a corporation, resulting from such reorganization, merger, or consolidation and the combined voting power of the then outstanding Voting Stock of such corporation or other entity are beneficially owned, directly or indirectly, by all or substantially all of the Persons who were the Beneficial Owners of the outstanding Common Stock immediately prior to such reorganization, merger, or consolidation in substantially the same proportions as their ownership, immediately prior to such reorganization, merger, or consolidation, of the outstanding Common Stock, (ii) no Person (excluding any Exempt Person or any Person beneficially owning, immediately prior to such reorganization, merger, or consolidation, directly or indirectly, 50% or more of the Common Stock then outstanding or 50% or more of the combined voting power of the Voting Stock of the Company then outstanding) beneficially owns, directly or indirectly, 50% or more of the then outstanding shares of common stock of the corporation, or common equity securities of an entity other than a corporation, resulting from such reorganization, merger, or consolidation or the combined voting power of the then outstanding Voting Stock of such corporation or other entity, and (iii) at least a majority of the members of the board of directors of the corporation, or the body which is most analogous to the board of directors of a corporation if not a corporation, resulting from such reorganization, merger, or consolidation were members of the Incumbent Board at the time of the initial agreement or initial action by the Board providing for such reorganization, merger, or consolidation; or

d. (i) complete liquidation or dissolution of the Company unless such liquidation or dissolution is approved as part of a plan of liquidation and dissolution involving a sale or disposition of all or substantially all of the assets of the Company to a corporation with respect to which, following such sale or other disposition, all of the requirements of clauses (ii)(A), (B), and (C) of this subsection (d) are satisfied, or (ii) the Company shall consummate the sale or other disposition of all or substantially all of the assets of the Company, other than to a corporation or other entity, with respect to which, following such sale or other disposition, (A) 50% or more of the then outstanding shares of common stock of such corporation, or common equity securities of an entity other than a corporation, and the combined voting power of the Voting Stock of such corporation or other entity is then beneficially owned, directly or indirectly, by all or substantially all of the Persons who were the Beneficial Owners of the outstanding Common Stock immediately prior to such sale or other disposition in substantially the same proportion as their ownership, immediately prior to such sale or other disposition, of the outstanding Common Stock, (B) no Person (excluding any Exempt Person and any Person beneficially owning, immediately prior to such sale or other disposition, directly or indirectly, 50% or more of the Common Stock then outstanding or 50% or more of the combined voting power of the Voting Stock of the Company then outstanding) beneficially owns, directly or indirectly, 50% or more of the then outstanding shares of common stock of such corporation, or common equity securities of an entity other than a corporation, and the combined voting power of the then outstanding Voting Stock of such corporation or other entity, and (C) at least a majority of the members of the board of directors of such corporation, or the body which is most analogous to the board of directors of a corporation if not a corporation, were members of the Incumbent Board at the time of the initial agreement or initial action of the Board providing for such sale or other disposition of assets of the Company.

"Common Stock" shall have the meaning set forth in the foregoing Plan.

"Company" shall have the meaning set forth in the foregoing Plan.

"Election Contest" shall mean a solicitation of proxies of the kind described in Rule 14a-12(c) under the Exchange Act.

"Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

"Exempt Person" shall mean any of the Company, any subsidiary of the Company, any employee benefit plan of the Company or any subsidiary of the Company, and any Person organized, appointed or established by the Company for or pursuant to the terms of any such plan.

"Exempt Rights" shall mean any rights to purchase shares of Common Stock or other Voting Stock of the Company if at the time of the issuance thereof such rights are not separable from such Common Stock or other Voting Stock (i.e., are not transferable otherwise than in connection with a transfer of the underlying Common Stock or other Voting Stock), except upon the occurrence of a contingency, whether such rights exist as of the Original Date or are thereafter issued by the Company as a dividend on shares of Common Stock or other Voting Securities or otherwise.

"Exempt Transaction" shall mean an increase in the percentage of the outstanding shares of Common Stock or the percentage of the combined voting power of the outstanding Voting Stock of the Company beneficially owned by any Person solely as a result of a reduction in the number of shares of Common Stock then outstanding due to the repurchase of Common Stock or Voting Stock by the Company, unless and until such time as (a) such Person or any Affiliate or Associate of such Person shall purchase or otherwise become the Beneficial Owner of additional shares of Common Stock constituting 1% or more of the then outstanding shares of Common Stock or additional Voting Stock representing 1% or more of the combined voting power of the then outstanding Voting Stock, or (b) any other Person (or Persons) who is (or collectively are) the Beneficial Owner of shares of Common Stock constituting 1% or more of the then outstanding shares of Common Stock or Voting Stock representing 1% or more of the combined voting power of the then outstanding Voting Stock shall become an Affiliate or Associate of such Person.

"Person" shall mean any individual, firm, corporation, partnership, association, trust, unincorporated organization, or other entity.

"Voting Stock" shall mean, (i) with respect to a corporation, all securities of such corporation of any class or series that are entitled to vote generally in the election of, or to appoint by contract, directors of such corporation (excluding any class or series that would be entitled so to vote by reason of the occurrence of any contingency, so long as such contingency has not occurred) and (ii) with respect to an entity which is not a corporation, all securities of any class or series that are entitled to vote generally in the election of, or to appoint by contract, members of the body which is most analogous to the board of directors of a corporation.

APPENDIX C: AMENDED AND RESTATED EMPLOYEE STOCK PURCHASE PLAN

LYONDELLBASELL INDUSTRIES N.V.

GLOBAL EMPLOYEE STOCK PURCHASE PLAN

(as amended and restated effective ~~October 1, 2018~~May 28, 2021)

SECTION 1

PURPOSE AND TERM

1.1 **Purpose.** The purpose of the LyondellBasell Industries N.V. Global Employee Stock Purchase Plan (the "Plan") is to provide an incentive for Eligible Employees to devote their best efforts to the success of LyondellBasell Industries N.V. (the "Company"), and to afford such employees an opportunity to obtain a proprietary interest in the continued growth and prosperity of the Company through ownership of its common stock.

The Company intends that the Plan qualify as an "employee stock purchase plan" under Code Section 423 (including any amendments or replacements of such section), and all provisions of the Plan shall be construed in a manner consistent with the requirements of that Code Section. Notwithstanding, the Company may establish one or more sub-plans of the Plan which do not qualify as a Code Section 423 plan for specified groups of Employees in order to achieve tax, employment, securities law or other purposes and objectives, and to conform the terms of the Plan with the laws and requirements of such countries in order to allow such Employees to purchase shares of Stock in a manner similar to the Plan.

1.2 **Term of Plan.** The Plan shall continue in effect until the earlier of (a) ~~the third anniversary of the Effective Date, (b)~~ its termination by the Board, or (~~c~~b) the date on which all of the shares of Stock available for issuance under the Plan have been issued.

SECTION 2

DEFINITIONS

2.1 **Definitions**. Any term not expressly defined in the Plan shall have the same definition as set forth in Code Section 423. Whenever the following words and phrases are used in the Plan, they shall have the respective meanings set forth below:

(a) "***Act***" means the Securities Exchange Act of 1934, as amended from time to time.

(b) "***Affiliate***" means, other than a Subsidiary, any person or entity that directly or indirectly controls, is controlled by or is under common control with the Company.

(c) "***Administrator***" means each individual designated by the Company to receive Enrollment Agreements, withdrawal notices and other communications from Eligible Employees.

(d) "***Board***" means the Board of Directors of the Company. If one or more Committees have been appointed by the Board to administer the Plan, "Board" also means such Committee(s).

(e) "***Change in Control***" means "Change of Control" as defined under the LyondellBasell Industries ~~2017~~ Long-Term Incentive Plan, as may be amended from time to time, or any successor plan as may be established by the Company.

(f) "***Code***" means the United States Internal Revenue Code of 1986, as amended, and any applicable regulations promulgated thereunder.

(g) "***Committee***" means the Compensation <u>and Talent Development</u> Committee of the Company's Board of Directors, or another committee of the Board duly appointed to administer the Plan and having such powers as shall be specified by the Board as described in Section 9. Unless the powers of the Committee have been specifically limited by the Board, the Committee shall have all of the powers of the Board granted herein, including, without limitation, the power to amend or terminate the Plan at any time, subject to the terms of the Plan and any applicable limitations imposed by law.

(h) "**Company**" means LyondellBasell Industries N.V. and any present or future parent corporation of the Company (as defined in Code Section 424(e)).

(i) "**Compensation**" means, with respect to each payroll period in any Purchase Period, the actual wages or salary paid to a Participant for services actually rendered at the Participant's base rate of pay prior to any salary reductions, but excluding extra pay such as overtime, holiday, premiums, bonuses, living or other allowances.

(j) ~~"**Effective Date**" means October 1, 2018, the Effective Date of the current restatement of the Plan.~~

(j) ~~(k)~~ "**Eligible Employee**" means an individual who, on the Offering Date, is an Employee of a Participating Company or a Participating Affiliate; provided, however, that any Employee who, immediately after the grant of a Purchase Right hereunder, would own (within the meaning of Code Section 424(d)) Common Stock (including stock that such employee may purchase under outstanding options) possessing five percent (5%) or more of the total combined voting power or value of all classes of the capital stock of the Company or of a Subsidiary, shall be ineligible to participate in the Plan.

(k) ~~(l)~~ "**Employee**" means a person treated as an employee of a Participating Company for purposes of Code Section 423 or, for Participating Companies and Participating Affiliates offering participation in a sub-plan of the Plan that does not meet the requirements of Code Section 423, persons treated as an employee as determined under local laws, rules and regulations and specified in the applicable sub-plan. For purposes of this Plan, a Participant shall cease to be an Employee either upon an actual termination of employment or upon the company employing the employee ceasing to be a Participating Company or a Participating Affiliate. For purposes of the Plan, an individual shall not cease to be an Employee while such individual is on any military leave, sick leave, statutory leave (as determined under local law) or other bona fide leave of absence of one hundred and eighty (180) days or less approved by the Company. In the event an individual's leave of absence exceeds one hundred and eighty (180) days, the individual shall cease to be an Employee on the one hundred and eighty-first (181st) day of such leave unless the individual's right to reemployment with the Company is guaranteed either by statute or by contract. The Company shall determine in good faith and in the exercise of its discretion whether an individual has become or has ceased to be an Employee and the effective date of such individual's employment or termination of employment, as the case may be. For purposes of an individual's participation in or other rights, if any, under the Plan as of the time of the Company's determination, all such determinations by the Company shall be final, binding and conclusive, notwithstanding that the Company or any governmental agency subsequently makes a contrary determination.

(l) ~~(m)~~ "**Enrollment Agreement**" means an agreement in such written or electronic form as specified by the Company, stating an Employee's election to participate in the Plan and authorizing payroll deductions or such other form of contribution as may be permitted under the Plan (or any sub-plan established pursuant to Sections 9.4 or 9.5) from the Employee's Compensation.

(m) ~~(n)~~ "**Enrollment Period**" means a period established by the Company, in its complete and absolute discretion, which precedes each October 1 and April 1, during which an Eligible Employee may elect to participate in the Plan as of the first day of the Purchase Period commencing on the applicable October 1 or April 1. Each Enrollment Period shall be long enough to provide Eligible Employees a reasonable opportunity to elect participation and shall end in the month preceding the applicable Purchase Period.

(n) ~~(o)~~ "**Fair Market Value**" means, as of any specified date (i) if the Stock is listed on a national securities exchange, the final closing sales price per share of the Stock on the consolidated transaction reporting system for the principal national securities exchange on which shares of Stock are listed on that date, or, if there shall have been no such sale so reported on that date, on the last preceding date on which such a sale was so reported, (ii) if the Stock is not so listed, the mean between the closing bid and asked price on that date, or, if there are no quotations available for such date, on the last preceding date on which such quotations shall be available, as reported by the OTC Bulletin Board, or, if not reported by the OTC Bulletin Board, by Pink OTC Markets Inc., or (iii) if none of the above are applicable, the fair market value of a share of Stock as determined in good faith by the Committee in a manner that complies with the requirements of Section 409A of the Code, if applicable.

(o) ~~(p)~~ "**Offering**" means the Company's grant of a Purchase Right as described in Section 5.

(p) ~~(q)~~ "**Offering Date**" means the first business day of each Purchase Period.

(q) ~~(r)~~ "**Participant**" means an Eligible Employee who has elected to participate in the Plan by submitting ~~a~~an Enrollment Agreement as provided in Section 3.2.

(r) ~~(s)~~ "**Participating Affiliate**" means any Affiliate designated by the Board, in its sole and absolute discretion, as a company that may offer participation in a sub-plan of the Plan which does not meet the requirements of Code Section 423 to its Eligible Employees pursuant to Sections 9.4 or 9.5 of the Plan. The Board shall have the sole and absolute discretion to determine from time to time when and if an Affiliate shall be classified as a Participating Affiliate.

(s) ~~(t)~~ "**Participating Company**" means the Company and any Subsidiary designated by the Board, in its sole and absolute discretion, as a company that may offer participation in the Plan to its Eligible Employees. The Board shall have the sole and absolute discretion to determine from time to time when and if the Company or a Subsidiary shall be classified as a Participating Company.

(t) ~~(u)~~ "**Plan**" means the LyondellBasell Industries N.V. Global Employee Stock Purchase Plan.

(u) ~~(v)~~ "**Plan Year**" means ~~the~~(i) each consecutive twelve (12) month period commencing each October ~~1~~1 and ending on or prior to September 30, 2021; (ii) the three (3) month period beginning on October 1, 2021 and ending December 31, 2021; and (iii) each consecutive twelve (12) month period commencing each January 1 thereafter.

(v) (w) "**Purchase Date**" means the last business day of each Purchase Period.

(w) (x) "**Purchase Period**" means, for each Plan Year, the consecutive three (3) month periods commencing on the first day of January, April, July, and October, ~~January and April,~~ or such other period as may be established by the Board in its sole discretion.

(x) (y) "**Purchase Price**" means the price at which a share of Stock may be purchased under the Plan, as established from time to time by the Board.

(y) (z) "**Purchase Right**" means an option granted to a Participant pursuant to the Plan to purchase shares of stock as provided in Section 5, which the Participant may or may not exercise during the Offering Period.

(z) (aa) "**Stock**" means the ordinary shares, par value € 0.04, of the Company, as adjusted from time to time in accordance with Section 8.1

(aa) (bb) "**Subsidiary**" means a present or future "subsidiary corporation" of the Company within the meaning of Code Section 424(f).

2.2 **Construction.** Captions and titles contained herein are for convenience only and shall not affect the meaning or interpretation of any provision of the Plan. Except when otherwise indicated by the context, the singular shall include the plural and the plural shall include the singular. Use of the term "or" is not intended to be exclusive, unless the context clearly requires otherwise.

SECTION 3

ELIGIBILITY AND PARTICIPATION

3.1 **Eligibility.** An Employee may elect to participate in the Plan as of the October 1 or April 1 following the first Enrollment Period in which such person becomes an Eligible Employee by complying with the enrollment procedures set forth in Section 3.2.

3.2 **Participation**.

(a) An Eligible Employee shall become a Participant in an Offering by submitting a properly completed Enrollment Agreement to the Administrator. The Company shall establish enrollment procedures for the submission of such Enrollment Agreements to the Administrator using written and/or electronic election forms and shall communicate such procedures to all Eligible Employees. An Eligible Employee who does not timely submit a properly completed Enrollment Agreement to the Administrator during an Enrollment Period shall not participate in the Plan until the first Purchase Period following an open Enrollment Period during which the Eligible Employee does timely submit a properly completed Enrollment Agreement.

(b) A Participant may modify his or her election in accordance with the procedures established in Section 4 or withdraw from the Plan in accordance with procedures established under Section 3.4.

(c) Subject to the limitations set forth in Section 5.3, a Participant who (i) has elected to participate in the Plan pursuant to Subsection (a), and (ii) has not withdrawn from the Plan pursuant to Section 3.4 shall be deemed to have made the same election to participate in the Plan, including the same payroll deduction authorization, for each subsequent Purchase Period that applied at the end of the prior Purchase Period.

3.3 **Termination of Employment or Loss of Eligibility**.

(a) In the event that the employment of a Participant is terminated prior to a Purchase Date, for any reason, including retirement, disability or death, or in the event a Participant is no longer an Eligible Employee, the Participant's participation in the Plan shall terminate immediately and thereupon, automatically and without any further act on his or her part, such Participant's payroll deduction authorization shall terminate. Payroll deductions credited to the Participant's Plan account since the last Purchase Date shall, as soon as practicable, be returned to the Participant or, in the case of the Participant's death, to the Participant's legal representative. Interest shall not be paid on returned payroll deductions unless otherwise required under applicable law. Further, all of the Participant's rights under the Plan shall terminate.

(b) A Participant whose participation in the Plan has been terminated may only participate in the Plan again by again satisfying the requirements of Sections 3.1 and 3.2.

3.4 **Voluntary Withdrawal from Plan.** A Participant may withdraw from the Plan at any time by submitting a withdrawal election to the Administrator in accordance with procedures established by the Company. Such a Participant's payroll deduction shall cease and the Participant shall receive a refund of all payroll deductions credited to his or her Plan account that have not been applied toward the purchase of Stock. Amounts withdrawn shall be returned to the Participant as soon as practicable after the withdrawal and may not be applied to the purchase of shares of Stock in any other Offering under the Plan. A Participant who withdraws from the Plan may only participate in the Plan again by again satisfying the requirements of Sections 3.1 and 3.2. The Company may from time to time establish or change limitations on the frequency of withdrawals permitted under this Section, establish a minimum amount that must be retained in the Participant's Plan account, or terminate the withdrawal right provided by this Section.

SECTION 4

PAYROLL DEDUCTIONS AND PARTICIPANT ACCOUNTS

4.1 **Payroll Deductions**.

    (a) Shares of Stock acquired pursuant to the exercise of all or any portion of a Purchase Right may be paid for only by means of payroll deductions from a Participant's Compensation accumulated during the Purchase Period for which such Purchase Right was granted.

    (b) An Eligible Employee who elects to enroll in the Plan as a Participant shall designate in the Enrollment Agreement a whole percentage from one percent (1%) to ten percent (10%) of his or her Compensation to be deducted each pay period during the Purchase Period and paid into the Plan for his or her account; provided, however, the maximum payroll deductions for each Plan Year shall be Fifteen Thousand U.S. Dollars (US$15,000). Notwithstanding the foregoing, the Board may change the limits on payroll deductions effective as of any future Plan Year.

    (c) Payroll deductions for a Purchase Period shall commence on the first pay day following the Offering Date and shall continue to be deducted each pay day through the end of the Purchase Period, unless as otherwise provided herein.

    (d) Interest shall not be paid on a Participant's payroll deductions.

    (e) A Participant may elect to withdraw his or her payroll deductions only pursuant to Section 3.4.

    (f) Subject to the limits of Subsection (b), a Participant may elect to change his or her rate of payroll deductions up to twice during a Purchase Period in accordance with procedures established by the Company, and such change shall become effective as soon as reasonably practicable. A Participant who elects to decrease the rate of his or her payroll deductions to zero percent (0%) shall remain a Participant in the Plan unless and until such Participant elects to withdraw from the Plan pursuant to Section 3.4.

    (g) The Company may, in its sole discretion, suspend a Participant's payroll deductions under the Plan to the extent required to comply with the limitations described in Sections 5.3 and 5.4. If the Company suspends a Participant's payroll deductions under this provision, the Participant may only participate in the Plan again by again satisfying the requirements of Sections 3.1 and 3.2.

    (h) The provisions of this Section 4.1 shall not apply to a sub-plan to the extent they are inconsistent with local law. If local law prohibits payroll deductions, affected Participants shall be permitted to purchase Shares under the sub-plan with such other forms of contribution which may be permitted under local law and which are specified under the applicable sub-plan.

4.2 **Participant Accounts.** Individual bookkeeping accounts shall be maintained for each Participant. All payroll deductions or other amounts contributed to the Plan by or on behalf of a Participant shall be credited to such Participant's Plan account and shall be deposited with the general funds of the Company. All payroll deductions or other amounts contributed to the Plan by or on behalf of a Participant may be used by the Company for any corporate purpose.

SECTION 5

GRANT OF PURCHASE RIGHT

5.1 **General.** On each Offering Date, the Company shall grant to each Participant a Purchase Right under the Plan to purchase shares of Stock. Each Purchase Right shall be treated as an option for purposes of Code Section 423.

5.2 **Term of Purchase Right.** Each Purchase Right shall have a term equal to the length of the Purchase Period to which the Purchase Right relates.

5.3 **Number of Shares Subject to a Purchase Right.** On each Offering Date, each Participant automatically shall be granted a Purchase Right consisting of an option to purchase the number of whole shares of Stock determined by dividing (i) Twenty-Five Thousand U.S. Dollars (US$25,000) ~~by the Fair Market Value of a share of Stock on such Offering Date~~, reduced by the aggregate purchase price of any Stock previously purchased by a Participant under the Plan during any Purchase Periods which occurred during the same calendar year, by (ii) the Fair Market Value of a share of Stock on such Offering Date.

5.4 **Limitation under Code Section 423(b)(8).** Notwithstanding any provision in this Plan to the contrary, no Participant shall be granted a Purchase Right under the Plan to the extent that it permits his or her right to purchase shares of Stock under the Plan to accrue at a rate which, when aggregated with such Participant's rights to purchase shares under all other employee stock purchase plans of a Participating Company intended to meet the requirements of Code Section 423, exceeds twenty-five thousand dollars ($25,000) in Fair Market Value of Stock (or such other limit, if any, as may be imposed by the Code) for each calendar year in which such Purchase Right is outstanding at any time. Any payroll deductions in excess of the amount specified in the foregoing sentence shall be returned to the Participant as soon as administratively practicable following the next Offering Date.

5.5 **No Assignment.** A Purchase Right granted under the Plan shall not be transferable otherwise than by will or the laws of descent and distribution and shall be exercisable during the lifetime of the Participant only by the Participant. The Company shall not recognize and shall be under no duty to recognize any assignment or purported assignment by a Participant of a Purchase Right or any rights granted under the Plan.

5.6 **Rights As Shareholder And Employee.** With respect to shares of Stock subject to an Offering, a Participant shall not be deemed to be a stockholder and shall not have any rights or privileges of a stockholder by virtue of the Participant's participation in the Plan until such Purchase Right has been exercised and the certificate for the shares purchased pursuant to the exercise has been issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company). No adjustment shall be made for dividends, distributions or other rights for which the record date is prior to the date such certificate is issued, except as provided in Section 8.1. Nothing herein shall confer upon a Participant any right to continue in the employ of a Participating Company or a Participating Affiliate, or interfere in any way with any right of a Participating Company or a Participating Affiliate to terminate the Participant's employment at any time, except as otherwise provided under applicable law.

5.7 **Notices.** All notices or other communications by a Participant to the Board, the Committee and/or the Company under or in connection with the Plan shall be deemed to have been duly given when received by the Administrator.

SECTION 6

EXERCISE OF PURCHASE RIGHT

6.1 **Exercise of Purchase Right.** The Purchase Right for each Participant shall be automatically exercised on each Purchase Date and such Participant shall automatically acquire the number of whole and partial shares of Stock determined by dividing (i) the total amount of the Participant's payroll deductions accumulated in his or her Plan account during the Purchase Period, by (ii) the Purchase Price, to the extent the issuance of Stock to such Participant upon such exercise is lawful. However, in no event shall the number of shares purchased by the Participant during a Purchase Period exceed the number of shares subject to the Participant's Purchase Right, as determined under Section 5.3 above. Any cash balance remaining in a Participant's Plan account following any Purchase Period shall be refunded to the Participant as soon as practicable after such Purchase Period ends.

6.2 **Oversubscription.** In the event, with respect to any Offering hereunder, that the number of shares of Stock that might be purchased by all Participants in the Plan on a Purchase Date exceeds the number of shares of Stock available in the Plan as provided in Section 7.1, the Company shall make a pro rata allocation of the remaining shares in as uniform a manner as shall be practicable and as the Company shall determine to be equitable. Any fractional share resulting from such pro rata allocation to any Participant shall be disregarded.

6.3 **Delivery of Stock.** As soon as practicable after each Purchase Date, the Company shall arrange the delivery to each Participant of one or more certificates representing the shares of Stock acquired by the Participant on such Purchase Date; provided, however, that the Company may deliver such shares electronically to a broker that holds such shares in street name for the benefit of the Participant. Shares of Stock to be delivered to a Participant under the Plan shall be registered in the name of the Participant, or, if requested by the Participant, in the name of the Participant and his or her spouse, or, if applicable, in the names of the heirs of the Participant.

6.4 **Tax Withholding.** At the time a Participant's Purchase Right is exercised, in whole or in part, or at the time a Participant disposes of some or all of the shares of Stock he or she acquires under the Plan, the Participant shall make adequate provision for the federal, state, local and non-U.S. tax withholding obligations of the Participating Company or the Participating Affiliate that arise upon exercise of the Purchase Right or upon such disposition of shares, if any, in accordance with such procedures and withholding methods as may be established by the Company. The Participating Company or the Participating Affiliate may, but shall not be obligated to, withhold from any compensation or other amounts payable to the Participant the amount necessary to meet such withholding obligations.

6.5 **Expiration of Purchase Right.** Any portion of a Participant's Purchase Right remaining unexercised at the end of the Purchase Period to which the Purchase Right relates shall expire immediately upon the end of such Purchase Period.

6.6 **Reports to Participants.** Each Participant who has exercised all or part of his or her Purchase Right shall receive or be provided with access to, as soon as practicable after the Purchase Date, a report of such Participant's Plan account setting forth the total payroll deductions accumulated prior to such exercise, the number of shares of Stock purchased, the Purchase Price for such shares, the date of purchase and the cash balance, if any, remaining immediately after such purchase that is to be refunded to the Participant pursuant to Section 6.1. The report may be delivered or made available in such form and by such means, including by electronic transmission, as the Company may determine.

6.7 **Notification of Sale of Shares.** Each Participant shall give the Company and/or the Administrator prompt notice of any disposition of Stock acquired pursuant to the Purchase Rights granted under the Plan in accordance with such procedures as may be established by the Company. The Company may require that until such time as a Participant disposes of Stock acquired pursuant to Purchase Rights granted under the Plan, the Participant shall hold all such shares in the Participant's name (or, if elected by the Participant, in the name of the Participant and his or her spouse but not in the name of any nominee) until the lapse of the time periods with respect to such Purchase Rights. The Company may direct that the certificates evidencing shares acquired by exercise of a Purchase Right refer to such requirement to give prompt notice of disposition.

SECTION 7

STOCK SUBJECT TO THE PLAN

7.1 **Stock Subject to the Plan.** The maximum aggregate number of shares of Stock that may be issued under the Plan (including any sub-plan established pursuant to Sections 9.4 and 9.5) shall be ~~One~~Four Million Five Hundred Thousand (~~1,500,000~~4,500,000), subject to adjustment in accordance with Section ~~8; provided, no more than Five Hundred Thousand (500,000) shares of Stock may be issued during any Plan Year.~~8. Shares of Stock issued under the Plan shall consist of authorized but unissued shares, reacquired shares, or any combination thereof. If an outstanding Purchase Right for any reason expires or is terminated or canceled, the shares of Stock allocable to the unexercised portion of such Purchase Right shall again be available for issuance under the Plan.

7.2 **Legends.** The Company may at any time place legends or other identifying symbols referencing any applicable federal, state or foreign securities law restrictions or any provision convenient in the administration of the Plan on some or all of the certificates representing shares of Stock issued under the Plan. The Participant shall, at the request of the Company, promptly present to the Company any and all certificates representing shares acquired pursuant to a Purchase Right in the possession of the Participant in order to carry out the provisions of this Section.

7.3 **Securities Laws.** The Company shall not be obligated to issue any Stock pursuant to any offering under the Plan at any time when the offer, issuance, or sale of shares covered by such Offering (i) has not been registered under the Securities Act of 1933, as amended, or does not comply with such other federal, state or non-U.S. laws, rules or regulations, or the requirements of any stock exchange upon which the Stock may then be listed, as the Company or the Board deems applicable, and (ii) in the opinion of legal counsel for the Company, there is no exemption from the requirements of such laws, rules, regulations, or requirements available for the offer, issuance, and sale of such shares. Further, all stock acquired pursuant to the Plan shall be subject to the Company's policies concerning compliance with securities laws and regulations, as such policies may be amended from time to time. The issuance of shares under the Plan shall be subject to compliance with all applicable requirements of federal, state or non-U.S. law with respect to such securities. The inability of the Company to obtain from any regulatory body having jurisdiction the authority, if any, deemed by the Company's legal counsel to be necessary to the lawful issuance and sale of any shares under the Plan shall relieve the Company of any liability in respect of the failure to issue or sell such shares as to which such requisite authority shall not have been obtained. As a condition to the exercise of a Purchase Right, the Company may require the Participant to satisfy any qualifications that may be necessary or appropriate, to evidence compliance with any applicable law or regulation, and to make any representation or warranty with respect thereto as may be requested by the Company.

SECTION 8

RECAPITALIZATION, REORGANIZATION AND CHANGE IN CONTROL

8.1 **Adjustments for Changes in Stock.** In the event of any stock dividend, stock split, reverse stock split, recapitalization, combination, reclassification or similar change in the capital structure of the Company, or in the event of any merger (including a merger effected for the purpose of changing the Company's domicile), sale of assets or other reorganization in which the Company is a party, appropriate adjustments shall be made in the number and class of shares of Stock subject to the Plan and each Purchase Right, and in the Purchase Price. If a majority of the shares which are of the same class as the shares of Stock that are subject to outstanding Purchase Rights are exchanged for, converted into, or otherwise become (whether or not pursuant to a Change in Control as described in Section 8.2) shares of another corporation, the Board may unilaterally amend the outstanding Purchase Rights to provide that such Purchase Rights are exercisable for new shares. In the event of any such amendment, the number of shares subject to, and the Purchase Price of, the outstanding Purchase Rights shall be adjusted in a fair and equitable manner, as determined by the Board, in its sole discretion. Any fractional share resulting from an adjustment pursuant to this Section 8.1 shall be rounded down to the nearest whole number, and in no event may the Purchase Price be decreased to an amount less than the par value, if any, of the stock subject to the Purchase Right. The adjustments determined by the Board pursuant to this Section 8.1 shall be final, binding and conclusive.

8.2 **Change in Control.** In the event of a Change in Control, the surviving, continuing, successor, or purchasing corporation or parent corporation thereof, as the case may be (the "Acquiring Company"), may assume the Company's rights and obligations under the Plan. If the Acquiring Company elects not to assume the Company's rights and obligations under outstanding Purchase Rights, the Purchase Date of the then current Purchase Period shall be accelerated to a date before the date of the Change in Control specified by the Board, but the number of shares of Stock subject to outstanding Purchase Rights shall not be adjusted. All Purchase Rights that are neither assumed by the Acquiring Company in connection with the Change in Control nor exercised as of the date of the Change in Control shall terminate and cease to be outstanding effective as of the date of the Change in Control.

SECTION 9

PLAN ADMINISTRATION

9.1 **Administration by the Board.** The Plan shall be administered by the Board. All questions of interpretation of the Plan, any form of agreement or other document employed by the Company in the administration of the Plan, or of any Purchase Right shall be determined by the Board and shall be final and binding upon all persons having an interest in the Plan or the Purchase Right. Subject to the provisions of the Plan, the Board shall determine all of the relevant terms and conditions of Purchase Rights granted pursuant to the Plan; provided, however, that all Participants granted Purchase Rights pursuant to the Plan shall have the same rights and privileges within the meaning of Code Section 423(b)(5). The Board may assign any of its administrative tasks set forth herein to the Company, except that the Board may not delegate the task of designating Participating Companies or Participating Affiliates, or its authority to make adjustments pursuant to Section 8.1. All expenses incurred in connection with the administration of the Plan shall be paid by the Company.

9.2 **Authority of Officers.** Any officer of the Company shall have the authority to act on behalf of the Company with respect to any matter, right, obligation, determination or election that is the responsibility of or that is allocated to the Company herein, provided that the officer has apparent authority with respect to such matter, right, obligation, determination or election.

9.3 **Policies and Procedures Established by the Company.** The Company may, from time to time, consistent with the Plan and the requirements of Code Section 423, establish, change or terminate such rules, guidelines, policies, procedures, limitations, or adjustments as deemed advisable by the Company, in its sole discretion, for the proper administration of the Plan, including, without limitation, (i) a minimum payroll deduction amount required for participation in an Offering, (ii) a limitation on the frequency or number of changes permitted in the rate of payroll deduction during an Offering, (iii) an exchange ratio applicable to amounts withheld in a currency other than United States dollars, (iv) a supplemental payment or payroll deduction greater than or less than the amount designated by a Participant in order to adjust for the Company's delay or mistake in processing ~~a~~an Enrollment Agreement or in otherwise effecting a Participant's election under the Plan or as advisable to comply with the requirements of Code Section 423, and (v) determination of the date and manner by which the Fair Market Value of a share of Stock is determined for purposes of administration of the Plan.

9.4 **Participation Outside of the United States.** Notwithstanding anything in the Plan to the contrary, the Board may, in its sole discretion, establish sub-plans of the Plan which do not satisfy the requirements of Code Section 423 for purposes of effectuating the participation of Eligible Employees employed by a Participating Company located in countries outside of the United States. For purposes of the foregoing, the Board may establish one or more sub-plans to: (a) amend or vary the terms of the Plan in order to conform such terms with the laws, rules and regulations of each country outside of the United States where the Participating Company is located; (b) amend or vary the terms of the Plan in each country where the Participating Company is located as it considers necessary or desirable to take into account or to mitigate or reduce the burden of taxation and social insurance contributions for Participants or the Participating Company, or (c) amend or vary the terms of the Plan in each country outside of the United States where the Participating Company is located as it considers necessary or desirable to meet the goals and objectives of the Plan. Each sub-plan established pursuant to this Section 9.4 shall be reflected in a written appendix to the Plan for each Participating Company in such country, and shall be treated as being separate and independent from the Plan; provided, the total number of shares of Stock authorized to be issued under the Plan shall include any shares of Stock issued under such non-Code Section 423 sub-plans. To the extent permitted under applicable law, the Board may delegate its authority and responsibilities under this Section 9.4 to an appropriate sub-committee consisting of one or more officers of the Company.

9.5 **Participation by Affiliates.** Notwithstanding anything in the Plan to the contrary, the Board may, in its sole discretion, establish sub-plans of the Plan which do not satisfy the requirements of Code Section 423 for purposes of effectuating the participation of Eligible Employees employed by a Participating Affiliate located in the United States or outside of the United States. For purposes of Participating Affiliates located outside of the United States, the Board may establish one or more sub-plans to: (a) amend or vary the terms of the Plan in order to conform such terms with the laws, rules and regulations of each country outside of the United States where the Participating Affiliate is located; (b) amend or vary the terms of the Plan in each country where the Participating Affiliate is located as it considers necessary or desirable to take into account or to mitigate or reduce the burden of taxation and social insurance contributions for Participants or the Participating Affiliate, or (c) amend or vary the terms of the Plan in each country outside of the United States where the Participating Affiliate is located as it considers necessary or desirable to meet the goals and objectives of the Plan. Each sub-plan established pursuant to this Section 9.5 shall be reflected in a written appendix to the Plan for each Participating Affiliate in such country, and shall be treated as being separate and independent from the Plan; provided, the total number of shares of Stock authorized to be issued under the Plan shall include any shares of Stock issued under such non-Code Section 423 sub-plans. To the extent permitted under applicable law, the Board may delegate its authority and responsibilities under this Section 9.5 to an appropriate sub- committee consisting of one or more officers of the Company.

SECTION 10

INDEMNIFICATION

In addition to such other rights of indemnification as they may have as members of the Board or officers or employees of a Participating Company or a Participating Affiliate, members of the Board and any officers or employees of a Participating Company or a Participating Affiliate to whom authority to act for the Board or the Company is delegated shall be indemnified by the Company against all reasonable expenses, including attorneys' fees, actually and necessarily incurred in connection with the defense of any action, suit or proceeding, or in connection with any appeal therein, to which they or any of them may be a party by reason of any action taken or failure to act under or in connection with the Plan, or any right granted hereunder, and against all amounts paid by them in settlement thereof (provided such settlement is approved by independent legal counsel selected by the Company) or paid by them in satisfaction of a judgment in any such action, suit or proceeding, except in relation to matters as to which it shall be adjudged in such action, suit or proceeding that such person is liable for gross negligence, bad faith or intentional misconduct in duties; provided, however, that within sixty (60) days after the institution of such action, suit or proceeding, such person shall offer to the Company, in writing, the opportunity at its own expense to handle and defend the same.

SECTION 11

PLAN AMENDMENT OR TERMINATION

11.1 **Termination.** The Board may at any time terminate the Plan, except that such termination shall not affect Purchase Rights previously granted under the Plan.

11.2 **Amendment.** The Board may make such modification or amendment to the Plan as it shall deem advisable; provided, however, that no amendment may adversely affect a Purchase Right previously granted under the Plan (except to the extent permitted by the Plan or as may be necessary to qualify the Plan as an employee stock purchase plan pursuant to Code Section 423 or to obtain qualification or registration of the shares of Stock under applicable federal, state or non-U.S. securities laws).

An amendment must be approved by the stockholders of the Company within twelve (12) months of the adoption of such amendment if (i) such amendment would authorize the sale of more shares than are authorized for issuance under the Plan or (ii) would change the definition of the corporations or companies that may be designated by the Board as Participating Companies or Participating Affiliates. In the event that the Board approves an amendment to increase the number of shares authorized for issuance under the Plan, the Board, in its sole discretion, may specify that any such additional Shares may only be issued pursuant to Purchase Rights granted after the date on which the stockholders of the Company approve such amendment, and such designation by the Board shall not be deemed to have adversely affected any Purchase Right granted prior to the date on which the stockholders approve the amendment.